2008 PepsiAmericas, Inc. Annual Report


09037333

We are

We are PepsiAmericas — confident, purposeful, proactive and committed. Learn how our people, products and markets are working together to fuel our strategy for growth.

Financial Highlights *(in millions, except per share data)*

	Fiscal Years		
	2008[1]	2007[2]	% Change
Net sales	**$ 4,937.2**	$ 4,479.5	10%
Operating income	**$ 473.2**	$ 436.1	9%
Net income	**$ 226.4**	$ 212.1	7%
Diluted earnings per share (EPS)	**$ 1.78**	$ 1.64	9%
Average diluted common shares outstanding	**127.2**	129.2	
Dividends declared per share	**$ 0.54**	$ 0.52	

These financial results include the impact of non-comparable items, including special charges and adjustments, discontinued operations and the 53rd week.

[1]The impact of the 53rd week contributed an estimated $53 million to net sales, $9 million to operating income, $6 million to net income and $0.04 to diluted earnings per share. Special charges and adjustments reduced operating income and EPS by $23 million and $0.14, respectively. Discontinued operations reduced EPS by $0.07. These items in total impacted EPS by $0.17, resulting in an adjusted EPS from continuing operations of $1.95, up 18 percent on a comparable basis.

[2]The impact of special charges and an impairment charge was offset by a gain on sale of non-core property. Discontinued operations reduced EPS by $0.02.

Our 2008 Global Brands

We make, sell and deliver some of the world's most recognized brands, bringing products to global markets with more than 200 million consumers. Our portfolio is always expanding, with non-carbonated beverages representing 32 percent of the beverages we sell.


TM Pepsi 38%
TM Dew 17%
CSD Flavors 13%
Juice 12%
TM Lipton 6%
TM Aquafina 5%
Other Non-Carbs 9%

Our 2008 Net Sales

We sell PepsiCo beverages and other leading brands in 19 states throughout the central U.S., 11 countries in Central and Eastern Europe and in the Caribbean. In 2008, Central and Eastern Europe drove our net sales growth through acquisitions, strong organic performance and favorable currency.


United States 69%
Central and Eastern Europe 26%
Caribbean 5%

*Also included in this annual report to shareholders are certain non-GAAP financial measures, which include adjusted operating cash flow, adjusted return on invested capital and adjusted diluted earnings per share. For additional information, including reconciliation from GAAP financial measures to non-GAAP financial measures, please review the Non-GAAP Financial Measurements section located at the end of this report.


"PepsiAmericas is strong, dependable and well positioned for long-term growth."
Robert C. Pohlad Chairman of the Board and Chief Executive Officer

To Our Shareholders

PepsiAmericas delivered a strong performance in 2008. Our results reflect the fundamental strength of our markets, organization and brands, and the continued effectiveness of our U.S. and European strategies.

Revenues grew 10 percent to $4.9 billion in 2008. We achieved 18 percent growth in adjusted diluted earnings per share.* We generated a record $250 million in adjusted operating cash flow* and returned over $220 million to shareholders through share repurchases and dividends. And we increased adjusted return on invested capital to 8.3 percent.

The year was also, however, one of growing challenges. Most notable was the slowing global consumer demand and its impact on the beverage category, as well as currency volatility in Europe — trends we expect to continue.

We are encouraged by our results, as they demonstrate our ability to manage in these difficult times, and we are confident that this can continue in the future.

A dependable U.S. business Our U.S. business in 2008 continued to be a dependable source of profit, generating strong cash flow. This performance reflects our leading share position, superior marketplace execution, ongoing productivity initiatives and discipline around all costs. Effective revenue management — from pricing to mix to innovation — supported the top line despite a soft category. Innovation across our core brands played a key role, from the successful DEWmocracy campaign to G2 in the important hydration category.

And, in 2008, we continued driving operational cost savings. Leading our productivity platform is CO^3, a supply chain initiative that's driving superior execution and working capital efficiencies.

A European business with long-term potential Our Central and Eastern European markets delivered good volume, revenue and operating performance in 2008, led by our key growth markets of Poland, Romania and Ukraine.

Though each market was impacted differently by inflationary pressures, slowing consumer demand, and currency fluctuations, effective revenue management combined with an expanding brand portfolio enabled us to manage these challenges.

We added new products to our portfolio, including Lipton Tea in Ukraine. And in Poland, our "feet on the street" sales initiative drove new distribution and greater penetration of higher margin channels.

Refreshing brands One of PepsiAmericas' greatest strengths is the power and breadth of our brands, and we are excited about our new stream of product and marketing innovations for 2009.

In the U.S., we are rolling out the "Refresh Everything" campaign, Pepsi's dramatic reinvigoration of Pepsi, Mountain Dew and Sierra Mist. It includes new graphics and an advertising campaign that is igniting new momentum in these important brands.


$3,344.7
$3,726.0
$3,972.4
$4,479.5
$4,937.2
04
05
06
07
08
Net Sales
(in millions)


$339.7
$393.4
$356.0
$436.1
$473.2
04
05
06
07
08
Operating Income
(in millions)


$1.28
$1.42
$1.22
$1.64
$1.78
04
05
06
07
08
Diluted Earnings per Share


$240.4
$246.7
$173.1
$187.7
$249.8
04
05
06
07
08
Adjusted Operating Cash Flow*
(in millions)

Sustaining our business The people who are PepsiAmericas form the cornerstone that drives our business success. Our investment in them and their development is important and will continue. 2008 brought innovative new training programs and ongoing focus on recognition.

"One of our greatest strengths is the power and breadth of our brands."

We made good progress with our Diversity and Inclusion initiative, and in 2009, we will recognize individuals who are advancing our core values through the new "World We Want" award. We are committed to reducing the waste and materials used in production, driving our costs lower, and are increasingly focused to improve the environment. Finally, we continue to give back to the communities where we live and work directly and through the PepsiAmericas Foundation.

Strategies in action Our long-term strategy for growth remains unchanged: to generate strong and dependable cash flow from the U.S., enabling growth and expansion in our Central and Eastern European markets. The long-term potential of these markets remains strong. However, the economic downturn and pressure on consumers, as well as currency, will have an impact on our 2009 volume and profit performance.

In the U.S., strong cash flow can be maintained through effective revenue management, continued cost discipline, accelerated productivity initiatives and an even greater emphasis on working capital. Investments in core brands, along with an expanding portfolio including Crush soda, ROCKSTAR energy drinks and Lipton jug tea, should help support volume and revenue. In 2009, CO^3 includes the rollout of our suggested ordering tool, called "power pre-sell," which improves efficiencies through saving time, optimizing order potential and minimizing out-of-stocks. And we continue to redefine our price/package architecture and adapt consumer value programs to drive profitable volume at each point of sale.

Our Central and Eastern European markets are less developed and more fragmented, allowing for greater share growth through market consolidation, new distribution and product innovation. In 2009, we will expand our product portfolio through the rollout of our own water brand in Romania and Poland and mainstream flavored carbonated soft drinks in Ukraine. We will continue to invest in capability and capacity, including a new plant in Romania, and we now have an increased focus on productivity.

Our challenge is to think and act differently as we react to and even find opportunity in this environment.

Moving ahead As we see and hear every day, these are uncertain times. At PepsiAmericas, we recognize this reality, but remain confident we have the financial flexibility, the core business strength, as well as the experience and ability to meet today's challenges. For us, the challenge is the near-term consumers' spending ability and currency volatility, rather than the fundamental long-term strength or potential of our European markets or the stability of our U.S. business.

We will continue to invest in our existing business while taking a prudent approach to growth through acquisition. Our strategy continues to provide significant growth opportunities for the future. I am confident that we will effectively manage the challenges and act on opportunities to create long-term value for our shareholders.

We are PepsiAmericas — confident, purposeful, proactive and committed.

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer
March 6, 2009



Alexander H. Ware
Executive Vice President and Chief Financial Officer



Kenneth E. Keiser
President and Chief Operating Officer

We are committed to being our customers' best supplier of an ever-expanding portfolio of exciting beverages.

We are well positioned to grow in these dynamic times. We are diligent in controlling costs, driving productivity, protecting margins and managing working capital. We generate significant cash flow. We know what our challenges are, and we take nothing for granted.

In the marketplace, we have the will to win. We strive to bring the greatest value to customers and consumers through superior execution and an innovative global beverage portfolio. Across our supply chain, we are leveraging new technology and better processes to fuel productivity and improve customer service.

And because we believe in our success, we continue to fund our future by investing globally in people, capacity and technology. We are capturing growth in developing and emerging markets. And we continue to seek strategic opportunities to expand our geographic presence.

We strive to live our values of mutual respect, accountability, teamwork, passion and integrity. Every day, we work to satisfy customers and consumers, to build a business that we all can be proud of, and to drive shareholder value.

In the following pages, we'll share our progress.

Mountain Dew
New Graphics
United States


mtn dew

Frutado
Poland


Toma
FRUTADO

AMP Cherry
United States


amp
ENERGY
OVERDRIVE
INTENSE HIT OF CHERRY
ENERGY SUPPLEMENT

Sierra Mist Free
Cranberry Splash
United States


Sierra
Mist
Free

Mountain Dew
Voltage
United States


VOLTAGE

G2
United States


LOW CALORIE
G2

Pepsi
New Graphics
United States


pepsi

Mountain Dew
Romania



Toma Natura Plus
Antioxidants
Czech Republic and Slovakia


natura

Starbucks Doubleshot
Energy Coffee
United States


MOCHA
STARBUCKS COFFEE
STARBUCKS
doubleshot
ENERGY+COFFEE
GUARANA
GINSENG
B VITAMINS
PREMIUM ENERGY COFFEE DRINK

We are confident in expanding our brand portfolio.

From the Lipton Tea addition in Ukraine to the successful launch of Starbucks Doubleshot Energy Coffee in the U.S., we are winning in the marketplace with innovative, relevant and strong brands across our global portfolio. We are committed to drive excitement in the vital carbonated soft drink (CSD) category through innovative merchandising, packaging and local marketing, while evolving our portfolio to offer the variety and healthy alternatives consumers want.

Lipton Tea
Ukraine


Lipton
Green Tea

Prigat
Romania


PRIGAT
de Mere


diet
pepsi
diet
pepsi

The "Refresh Everything" campaign behind core trademarks—Pepsi, Mountain Dew and Sierra Mist—drives consumer excitement and engagement with an entirely new look as seen here on store shelves.


Crush
Crush
ROCKSTAR
ENERGY DRINK
MUSCLE MILK
NUTRITIONAL SHAKE
BANANA CREME
TAZO
Organic
Iced Green

In the U.S., we are strengthening our brand portfolio with the addition of Crush, Muscle Milk, Tazo tea and ROCKSTAR—providing strong brands in key segments of the beverage category.

United States Brand Mix


TM Pepsi 41%
TM Dew 26%
CSD Flavors 13%
TM Aquafina 8%
TM Lipton 6%
Other Non-Carbs 6%

Central and Eastern Europe Brand Mix


TM Pepsi 32%
Juice 36%
Water 12%
CSD Flavors 12%
TM Lipton 6%
Other Non-Carbs 2%

Leveraging our powerful base PepsiAmericas has a broad base of CSD consumers with 80 percent of our U.S. sales volume coming from this product category. We reinforce that loyalty through merchandising, innovating and targeted marketing like DEWmocracy. This consumer-driven campaign for Mountain Dew drinkers generated sales of more than 1.8 million cases, showing what programs and strong marketplace execution against our largest brands can deliver. The new "Refresh Everything" campaign will keep the "pop" in our popular brands with a fresh new face on packaging for Pepsi, Mountain Dew and Sierra Mist products and engaging media campaigns. This major brand initiative will infuse new excitement into our core brands.

Strengthening our portfolio We create new opportunities for growth by applying innovation to existing brands, and expanding into new categories. In the U.S., we are excited about the market potential for our new all-day AMP energy products. We are strengthening our flavored CSD portfolio with the addition of Crush across our markets. We recently added a leading functional protein beverage, expanded our tea line and will begin distribution of ROCKSTAR energy drinks. In Europe, we continued to strengthen our product mix, adding Lipton Teas in Ukraine, enhanced waters in the Czech Republic and new juices in Romania. In 2009, we'll add more, including water in Romania and Poland, along with mainstream flavored CSDs in Ukraine.

Satisfying customers and consumers We continue to adapt our pricing, packaging and merchandising to address our customers' and consumers' changing needs. We are piloting new package sizes and configurations at various price points to align with consumer buying patterns.

By offering the right pack size at the right price — in the right places—we keep consumers engaged and thirsting for our strong brands across our global portfolio.


PEPSI
228062
44066
P173992

We are purposeful in building on our key strengths.

Now that our trucks are equipped with global positioning systems and data-logging systems, Lisa Leamond and other transport drivers are improving productivity—spending less time on paperwork—and saving on fuel and miles driven. Working smarter and more efficiently—with the goal of elevating quality and service delivery—is always top of mind at PepsiAmericas.

That's especially true in today's challenging economy. Whether we are building the perfect pallet, honing our forecasting accuracy or organizing sales teams for closer customer alignment, operational excellence is a distinctive capability that differentiates PepsiAmericas—and drives us forward every day.


PEPSI-COLA





Clockwise from upper left:

Our Voicepick technology helps us build more accurate orders.

Our customer aligned sales and merchandising organizations, along with new handheld technology, drive operational excellence.

In Poland, we added a new aseptic line to produce teas and juices, lowering our costs.

Streamlining our supply chain Powerful supply chain initiatives like our CO³ (customer optimization to the third power) program streamline processes and help us quickly adapt to changing markets. In warehouses, our new Voicepick technology ensures accurate orders, while improved inventory management systems minimize out-of-stocks. Next: automated order case picking and "power pre-sell," an automated system that suggests and facilitates customer orders.

Leveraging production capabilities By leveraging our own manufacturing capabilities, we found a way to ramp up AMP energy production in-house—significantly reducing costs. We'll move to self-production for certain Lipton products in 2009. In Poland, we added an aseptic line to support our growing tea and juice business and lower costs, bringing our number of aseptic lines to four in Central and Eastern Europe.

Improving distribution Each year, PepsiAmericas' U.S. delivery fleet logs nearly 90 million miles. For greater efficiency, we are consolidating our routing and implementing gateless checkout: certifying truck contents the night before delivery so they're ready to roll in the morning. As we move into 2009, we are reviewing our production sourcing to minimize transport costs. And we are finding opportunities to expand our one-touch U.S. delivery model, moving product directly from plant to customer and bypassing the distribution center entirely. With these new technologies and processes, we are covering more ground in less time and improving customer service.

Greater productivity and sustainable cost savings have helped us achieve one of the lowest cost structures in the industry.



We are proactive in capturing market opportunities.

Our customer base is growing — along with sales and merchandising support. In Poland, our "feet on the street" initiative is elevating our presence in the high margin on-premise channels where our brands are less developed. To capture this growth potential, we realigned the sales organization, added selling personnel and strengthened our capabilities through training — and we look to expand this to key markets Romania and Ukraine in the future.







Нова пропозиція!
Multi
active
Sandora

Left to right:

We expanded distribution of Roua, our company-owned water brand, in Romania.

Sandora's portfolio provides consumers the brands they are looking for with strong variety across all segments of the juice category.

Milestones



2003
Reached profitability in Europe—one year ahead of expectations.



2004
Existing markets—Poland, the Czech Republic, Hungary and Slovakia—entered the European Union (EU).



2005
Made first European acquisition with purchase of a 49% interest in Romanian Pepsi bottler.



2006
Acquired remaining 51% of Romanian bottler.



2007
Jointly acquired Sandora, the largest juice company in Ukraine.

Acquired 20% interest in Bulgarian Pepsi bottler.

Romania entered the EU.



2008
Launched our "Global Growth Platform" initiative to support long-term growth of European business.

A strong foundation PepsiAmericas has unique maneuverability that helps us win in the marketplace, including a flexible sales and distribution network in Europe. We leverage third-party distributors to deliver, and sometimes sell, products in more rural areas. We have a strong portfolio of brands, from carbonated soft drinks to juices, supported by strong marketplace execution. And we continue to see good opportunities for product and geography expansion by strengthening our position in categories like water and juice, as well as entering new markets.

Aligning resources Like other key markets, there is significant opportunity to increase beverage consumption in Poland. To capture this growth, we are building key account capability and strengthening field sales leadership through our "feet on the street" initiative. The result: Volume grew 8 percent for the year in Poland, with strong single serve performance as we expanded distribution in high margin channels.

Bottling in Bucharest Our new state-of-the-art bottling plant in Bucharest is gearing up for production. The new production facility will accommodate unmet demand, expand our water and aseptic capacity and extend distribution. This provides us the platform and capability to support the broadening portfolio and future growth in this key market. Romania is now the third-largest Lipton Tea market in Europe, with a strong CSD and juice business.

Platform for growth The Sandora brands account for nearly half the juice market in Ukraine, and span from premium to value. Combined with our strong distribution capabilities, Ukraine offers a powerful platform for expansion. Leading the way in 2008: Lipton Teas, with growing market share. In 2009, we plan to add mainstream flavored carbonated soft drinks.

We are investing in capability, capacity and a growing product portfolio to capture the long-term growth potential of these markets.


PAS
PASSIONATE ABOUT SERVICE
PAS
PAS

We are committed to growing responsibly.

At PepsiAmericas, we define success as sustainable growth that drives value for our stakeholders while also supporting people and our planet. We have a long way to go on that journey, but we've made a good start. To demonstrate our genuine commitment to sustainable growth, we have recently aligned resources to develop a corporate sustainability platform.







Left to right:

PepsiAmericas supports a wide range of programs that benefit the communities we serve.

At our Iowa plant, we are expanding our recycling efforts while driving greater productivity and achieving the best safety record in our system.



We continue to build a positive and inclusive culture through our Diversity Advisory Council, ongoing education and training, and stronger relationships with diverse organizations.

We made significant progress in our sales capability training, building position-specific development programs.



Through the PepsiAmericas Foundation, we contributed almost $1.4 million in 2008 to nonprofit organizations supporting local communities, education and health-and-wellness programs.



We support employee well-being through corporate health-and-wellness programs, including health assessments through our "LiveWell" campaign.



We audit water efficiency and have eliminated water as a lubricant in production lines, reducing water consumption.



We are reducing energy usage, including converting to battery-powered forklifts, installing energy-efficient lighting systems, and adding thermal-exchange technology to water heaters.



We recycle solid waste, reuse packaging, use recyclable plastic pallets and are reducing product packaging through "lightweighting" and other measures. New packaging innovations and bottle closures will significantly reduce resin use and costs.

Sustaining the future As a manufacturer, reducing our environmental impact is one of the primary planks for a sustainable future. In 2008, we worked to reduce our water and energy usage, as well as material waste. Our success at reducing energy consumption through more efficient lighting across our facilities was recognized with an Orion Environmental Stewardship Award. We successfully reduced product packaging as well: Our new Eco-Fina Bottle further lightweights our bottle by 20 percent. The weight loss is a plus for the environment—and for our production costs.

A diverse and inclusive culture The way we work and treat our employees is a vital component of responsible business practices. PepsiAmericas' engaged, diverse and talented employees operate within our culture of accountability, integrity, respect, teamwork and passion. We also have grown stronger as a company by building a more diverse and inclusive culture while extending our commitment to employee education and training.

Giving back This year, we gave generously to nonprofit groups and charitable causes—and PepsiAmericas employees volunteered thousands of hours. Our company contributed $100,000 to Susan G. Komen for the Cure, while employees wore out their sneakers raising funds and awareness for the cause. Among many other local programs, we collected 4 tons of food for families in need.

By working together toward common goals, we strengthen our organization, our communities and the environment.







United States

69 percent of total company net sales in 2008

50 million population

1,555 per capita consumption**

Our U.S. business extends throughout America's heartland, including 19 states, and accounts for approximately 19 percent of total U.S. PepsiCo volume.

Caribbean

5 percent of total company net sales in 2008

8 million population

866 per capita consumption**

We do business in Puerto Rico, Jamaica, the Bahamas, Trinidad and Tobago, and Barbados, with Puerto Rico comprising over 60 percent of Caribbean net sales.

Central and Eastern Europe

26 percent of total company net sales in 2008

151 million population

672 per capita consumption**

We market our products in 11 countries in Central and Eastern Europe: Romania, Poland, Ukraine, Hungary, the Czech Republic, Slovakia, Moldova, Lithuania, Latvia, Estonia and Bulgaria.

***Per capita consumption of 8-ounce servings for the total liquid refreshment beverage category (excludes alcoholic, dairy and various other beverages). Source: Canadean and Company estimates.*

	Employees	Production facilities	Distribution facilities
United States	12,200	17	127
Central and Eastern Europe	7,600	13	45
Caribbean	1,000	3	5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2009.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 001-15019

PEPSIAMERICAS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-6167838**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
4000 RBC Plaza, 60 South Sixth Street Minneapolis, Minnesota	**55402**
(Address of principal executive offices)	*(Zip Code)*

(612) 661-4000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value Preferred Stock, $0.01 par value Preferred Share Purchase Rights	Each class is registered on: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 28, 2008, the aggregate market value of the registrant's common stock held by non-affiliates (assuming for the sole purpose of this calculation, that all directors and officers of the registrant are "affiliates") was $1,152.4 million (based on the closing sale price of the registrant's common stock as reported on the New York Stock Exchange). The number of shares of common stock outstanding at that date was 127,270,334 shares.

The number of shares of common stock outstanding as of February 27, 2009 was 125,519,755.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this document is incorporated by reference to specified portions of the registrant's definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

PEPSIAMERICAS, INC.

FORM 10-K ANNUAL REPORT
FOR THE FISCAL YEAR ENDED JANUARY 3, 2009

TABLE OF CONTENTS

PART I

Item 1. Business.

General

On November 30, 2000, Whitman Corporation merged with PepsiAmericas, Inc. (the "former PepsiAmericas"), and in January 2001, the combined entity changed its name to PepsiAmericas, Inc. (referred to as "PepsiAmericas," "we," "our" and "us"). We manufacture, distribute and market a broad portfolio of beverage products in the United States ("U.S."), Central and Eastern Europe ("CEE") and the Caribbean, and have expanded our distribution to include snack foods in certain markets.

We sell a variety of brands that we bottle under licenses from PepsiCo, Inc. ("PepsiCo") or PepsiCo joint ventures, which accounted for approximately 80 percent of our total net sales in fiscal year 2008. We account for approximately 19 percent of all PepsiCo beverage products sold in the U.S. In some territories, we manufacture, package, sell and distribute products under brands licensed by companies other than PepsiCo, and in some territories we distribute our own brands, such as Sandora, Sadochok and Toma.

Our distribution channels for the retail sale of our products include supermarkets, supercenters, club stores, mass merchandisers, convenience stores, gas stations, small grocery stores, dollar stores and drug stores. We also distribute our products through various other channels, including restaurants and cafeterias, vending machines and other formats that provide for immediate consumption of our products. In fiscal year 2008, our largest distribution channels were supercenters and supermarkets, and our fastest growing channels were drug stores and dollar stores.

We deliver our products through these channels primarily using a direct store delivery system. In our territories, we are responsible for selling products, providing timely service to our existing customers, and identifying and obtaining new customers. We are also responsible for local advertising and marketing, as well as executing national and regional selling programs created by brand owners in our territories. The bottling business is capital intensive. Manufacturing operations require specialized high-speed equipment, and distribution requires investment in trucks and warehouse facilities as well as extensive placement of fountain equipment, cold drink vending machines and coolers.

Our annual, quarterly and current reports, and all amendments to those reports, are included on our website at www.pepsiamericas.com, and are made available, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Our corporate governance guidelines, code of conduct, code of ethics and key committee charters are available on our website and in print upon written request to PepsiAmericas, Inc., 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402, Attention: Investor Relations.

Business Segments

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and Note 21 to the Consolidated Financial Statements for additional information regarding business and operating results of our geographic segments. See "Risk Factors" in Item 1A for additional information regarding specific risks in our international operations.

Relationship with PepsiCo

PepsiCo beneficially owned approximately 43 percent of PepsiAmericas' outstanding common stock as of the end of fiscal year 2008.

While we manage all phases of our operations, including pricing of our products, PepsiAmericas and PepsiCo exchange production, marketing and distribution information, which benefits both companies' respective efforts to lower costs, improve quality and productivity and increase product sales. We have a significant ongoing relationship with PepsiCo and have entered into a number of significant transactions and agreements with PepsiCo. We expect to enter into additional transactions and agreements with PepsiCo in the future.

We purchase concentrates from PepsiCo, pay royalties related to Aquafina products, and manufacture, package, sell and distribute cola and non-cola beverages under various bottling agreements with PepsiCo. These agreements give us the right to manufacture, package, sell and distribute beverage products of PepsiCo in both bottles and cans, as well as fountain syrup in specified territories. These agreements provide PepsiCo with the ability to set prices of concentrates, as well as the terms of payment and other terms and conditions under which we purchase such concentrates. See "Franchise Agreements" for discussion of significant agreements. We also purchase finished beverage and snack food products from PepsiCo, as well as products from certain affiliates of PepsiCo.

Other significant transactions and agreements with PepsiCo include arrangements for marketing, promotional and advertising support; manufacturing services related to PepsiCo's national account customers; procurement of raw materials; and the acquisition of Sandora (see "Related Party Transactions" in Item 7 and Note 22 to the Consolidated Financial Statements for further discussion).

Products and Packaging

Our portfolio of beverage products includes some of the best-recognized trademarks in the world. Our three largest brands in terms of volume are *Pepsi*, *Mountain Dew* and *Diet Pepsi*. While the majority of our volume is derived from brands licensed from PepsiCo and PepsiCo joint ventures, we also sell and distribute brands licensed from others, including *Dr Pepper*, *7UP* and *Crush*, as well as some of our own brands. Our top five beverage brands in fiscal year 2008 by geographic segment are listed below:

U.S.	CEE	Caribbean
Pepsi	*Pepsi*	*Pepsi*
Mountain Dew	*Sadochok*	*7UP*
Diet Pepsi	*Sandora*	*Desnoes and Geddes*
Aquafina	*Lipton Ice Tea*	*Diet Pepsi*
Diet Mountain Dew	*Toma Water*	*Tropicana*

In addition to the beverage products described above, we distribute snack food products in Trinidad and Tobago, the Czech Republic, Hungary and Ukraine pursuant to a distribution agreement with Frito-Lay, Inc., a subsidiary of PepsiCo.

Our beverages are available in different package types, including but not limited to, aluminum cans, glass and polyethylene terephthalate ("PET") bottles, paperboard cartons and bag-in-box packages for fountain use. The bottle and can packages are available in both single-serve and multi-pack offerings.

Territories

We serve a significant portion of 19 states throughout the central region of the U.S. Internationally, we serve Central and Eastern European and Caribbean markets, including Ukraine, Poland, Romania, Hungary, the Czech Republic, Slovakia, Puerto Rico, Jamaica and Trinidad and Tobago. We have distribution rights and distribute in Moldova, Estonia, Latvia, Lithuania, the Bahamas and Barbados. We have a 20 percent equity interest in a joint venture that owns Agrima JSC ("Agrima"), which produces, sells and distributes PepsiCo products and other beverages in Bulgaria. We serve areas with a total population of more than 200 million people in these markets. In addition, through our joint venture investment in Sandora LLC ("Sandora"), we sell Sandora-branded products to third-party distributors in Belarus, Azerbaijan, Russia and other countries in Eastern Europe and Central Asia. We also distribute Frito-Lay and Lipton products in Ukraine. In fiscal year 2008, we derived 69 percent of our net sales from U.S. operations and 31 percent of our net sales from international operations (see Note 21 to the Consolidated Financial Statements for further discussion).

Sales, Marketing and Distribution

Our sales and marketing approach varies by region and channel to respond to unique local competitive environments. In the U.S., channels with larger stores can accommodate a number of beverage suppliers and, therefore, marketing efforts tend to focus on increasing the amount of shelf space and the number of displays in any given outlet. In locations where our products are purchased for immediate consumption, marketing efforts are aimed, not only at securing the account, but also on providing equipment that facilitates the sale of cold beverages, such as vending machines, coolers and fountain equipment.

Package mix is an important consideration in the development of our marketing plans. Although some packages are more expensive to produce and distribute, in certain channels those packages may have higher average selling prices. For example, a packaged product that is sold cold for immediate consumption generally has better margins than a product that is sold to take home. This cold drink channel includes vending machines and coolers. We own a majority of the vending machines used to dispense our products. We refurbish a majority of our existing cold drink equipment in our refurbishment centers in the U.S. and Puerto Rico for those respective markets. The refurbishment of CEE equipment is performed by third-party vendors.

In the U.S., we distribute directly to a majority of customers in our licensed territories through a direct store distribution system. Our sales force is key to our selling efforts as it continually interacts with our customers to promote and sell our products. We operate a call center, Pepsi Connect, in Fargo, North Dakota, to enable us to provide the level of service our customers require in a manner that is cost effective. We utilize Next Generation, a pre-sell system, that allows sales managers to call accounts in advance to determine how much product and promotional material to deliver. We have continued to address internal capabilities and efficiencies throughout our organization. In fiscal year 2007, we realigned our organization in the U.S. from a sales organization based on geography to one built around customer channels. This new structure enables us to dedicate more resources and sales support to channels and customers that are growing and helps us to align more directly with the way our customers do business. We also have ongoing supply chain initiatives, such as customer optimization to the third power, or CO^3, that streamline processes and allow us to quickly adapt to changing markets.

In the U.S., the direct store distribution system is used for all packaged goods and certain fountain accounts. We have the exclusive right to sell and deliver fountain syrup to local customers in our territories. We have a number of sales people who are responsible for calling on prospective fountain accounts, developing relationships, selling products and interacting with customers on an ongoing basis. We also manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in certain of our territories in accordance with various agreements with PepsiCo.

In our international markets, we use both direct store distribution systems and third-party distributors. In these less developed markets, small retail outlets represent a large percentage of the market. However, with the emergence of larger, more sophisticated retailers in CEE, the percentage of total soft drinks sold to supermarkets and other larger accounts is increasing. In order to optimize the infrastructure in CEE and the Caribbean, we use an alternative sales and distribution strategy in which third-party distributors are utilized in certain locations in an effort to reduce delivery costs and expand our points of distribution.

Franchise Agreements

We conduct our business primarily under franchise agreements with PepsiCo. These agreements give us the exclusive right in specified territories to manufacture, package, sell and distribute PepsiCo beverages, and to use the related PepsiCo tradenames and trademarks. These agreements require us, among other things, to purchase concentrates for the beverages solely from PepsiCo, at prices established by PepsiCo, to use only PepsiCo authorized containers, packages and labeling, and to diligently promote the sale and distribution of PepsiCo beverages. We also have similar agreements with other brand owners such as Dr Pepper Snapple Group, Inc.

Set forth below is a summary of our Master Bottling Agreement with PepsiCo, pursuant to which we manufacture, package, sell and distribute cola and non-cola beverages in the U.S. and in certain countries outside the U.S. In addition, we have similar arrangements with other companies whose brands we produce and distribute. Generally, the franchise agreements exist in perpetuity and contain operating and marketing commitments and conditions for termination. Also set forth below is a summary of our Master Fountain Syrup Agreement with PepsiCo, pursuant to which we manufacture, sell and distribute fountain syrup for PepsiCo beverages.

Master Bottling Agreement. The Master Bottling Agreement (the "Bottling Agreement") under which we manufacture, package, sell and distribute cola and non-cola beverages bearing the *Pepsi-Cola* and *Pepsi* trademarks was entered into in November 2000. The Bottling Agreement gives us the exclusive and perpetual right to distribute cola beverages for sale in specified territories in authorized containers, with the exception of Romania. In Romania, our agreement has certain performance measures that, if exceeded, enable the agreement to automatically renew. The Bottling Agreement provides that we will purchase our entire requirements of concentrates for cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. PepsiCo has no rights under the Bottling Agreement with respect to the prices at which we sell our products. PepsiCo may determine from time to time what types of containers we are authorized to use.

Under the Bottling Agreement, we are obligated to:

(1) maintain plants, equipment, staff and facilities capable of manufacturing, packaging and distributing the beverages in the authorized containers, and in compliance with all requirements in sufficient quantities, to meet the demand of the territories;

(2) make necessary adaptations to equipment to permit the successful introduction and delivery of products in sufficient quantities;

(3) undertake adequate quality control measures prescribed by PepsiCo and allow PepsiCo representatives to inspect all equipment and facilities to ensure compliance;

(4) vigorously advance the sale of the beverages throughout the territories;

(5) increase and fully meet the demand for the cola beverages in our territories using all approved means and spend such funds on advertising and other forms of marketing beverages as may be reasonably required to meet the objective; and

(6) maintain such financial capacity as may be reasonably necessary to assure our performance under the Bottling Agreement.

The Bottling Agreement requires that we meet with PepsiCo on an annual basis to discuss the business plan for the following three years. At these meetings, we are obligated to present the plans necessary to perform the duties required under the Bottling Agreement. These include marketing, management, advertising and financial plans.

The Bottling Agreement provides that PepsiCo may, in its sole discretion, reformulate any of the cola beverages or discontinue them, with some limitations, so long as all cola beverages are not discontinued. PepsiCo may also introduce new beverages under the *Pepsi-Cola* trademarks or any modification thereof. If that occurs, we will be obligated to manufacture, package, sell and distribute such new beverages with the same obligations as then exist with respect to other cola beverages. We are prohibited from producing or handling cola products, other than those of PepsiCo, or products or packages that imitate, infringe or cause confusion with the products, containers or trademarks of PepsiCo. The Bottling Agreement also imposes requirements with respect to the use of PepsiCo's trademarks, authorized containers, packaging and labeling.

PepsiCo can terminate the Bottling Agreement if any of the following occur:

(1) we become insolvent, file for bankruptcy or adopt a plan of dissolution or liquidation;

(2) any person or group of persons, without PepsiCo's consent, acquires the right of beneficial ownership of more than 15 percent of any class of voting securities of PepsiAmericas, and if that person or group of persons does not terminate that ownership within 30 days;

(3) any disposition of any voting securities of one of our bottling subsidiaries or substantially all of our bottling assets without PepsiCo's consent;

(4) we do not make timely payments for concentrate purchases;

(5) we fail to meet quality control standards on products, equipment and facilities; or

(6) we fail to present or carry out approved plans in all material respects and do not rectify the situation within 120 days.

We are prohibited from assigning, transferring or pledging the Bottling Agreement without PepsiCo's prior consent.

Master Fountain Syrup Agreement. The Master Fountain Syrup Agreement (the "Syrup Agreement") grants us the exclusive right to manufacture, sell and distribute fountain syrup to local customers in our territories. The Syrup Agreement also grants us the right to act as a manufacturing and delivery agent for national accounts within our territories that specifically request direct delivery without using a middleman. In addition, PepsiCo may appoint us to manufacture and deliver fountain syrup to national accounts that elect delivery through independent distributors. Under the Syrup Agreement, we have the exclusive right to service fountain equipment for all of the national account customers within our territories. The Syrup Agreement provides that the determination of whether an account is local or national is at the sole discretion of PepsiCo.

The Syrup Agreement contains provisions that are similar to those contained in the Bottling Agreement with respect to pricing, territorial restrictions with respect to local customers and national customers electing direct store delivery only, planning, quality control, transfer restrictions and related matters. The Syrup Agreement, which we entered into in November 2000, had an initial term of five years and was automatically renewed for an additional five-year period in November 2005 on the same terms and conditions. The Syrup Agreement is automatically renewable for additional five-year periods unless PepsiCo terminates it for cause. PepsiCo has the right to terminate the Syrup Agreement without cause at any time upon 24 months' notice. If PepsiCo terminates the Syrup Agreement without cause, PepsiCo is required to pay us the fair market value of our rights thereunder. The Syrup Agreement will terminate if PepsiCo terminates the Bottling Agreement.

Advertising

We obtain the benefits of national advertising campaigns conducted by PepsiCo and the other beverage companies whose products we sell. We supplement PepsiCo's national ad campaigns by purchasing advertising in our local markets, including the use of television, radio, print and billboards. We also make extensive use of in-store, point-of-sale displays to reinforce national and local advertising and to stimulate demand.

Raw Materials and Manufacturing

Expenditures for concentrates constitute our largest individual raw material cost. We buy various soft drink concentrates from PepsiCo and other soft drink companies and mix them with other ingredients in our plants, including water, carbon dioxide and sweeteners. Artificial sweeteners are included in the concentrates we purchase for diet soft drinks. Additionally, we buy juice concentrates for our Sandora, Sadochok and Toma juice brands.

In addition to concentrates, we purchase sweeteners, glass and PET bottles, aluminum cans, closures, paperboard cartons, bag-in-box packages, syrup containers, other packaging materials and carbon dioxide. We purchase raw materials and supplies, other than concentrates, from multiple suppliers. PepsiCo acts as our agent for the purchase of several such raw materials (see "Related Party Transactions" in Item 7 and Note 22 to the Consolidated Financial Statements for further discussion of PepsiCo's procurement services).

A portion of our contractual cost of cans, PET bottles and sweeteners is subject to price fluctuations based on commodity price changes in aluminum, PET resin, corn and sugar. We may enter into firm price commitments for future purchases of commodities that enable us to establish a fixed purchase price within a defined time period. We may also periodically use derivative financial instruments to hedge the price risk associated with anticipated purchases of commodities.

The inability of suppliers to deliver concentrates or other products to us could adversely affect operating results. None of the raw materials or supplies in use is currently in short supply, although factors outside of our control could adversely impact the future availability of these supplies.

Seasonality

Sales of our products are seasonal, with the second and third quarters generating higher net sales than the first and fourth quarters. Approximately 54 percent of our net sales in fiscal year 2008 were generated during the second and third quarters. Net sales in our CEE operations tend to be more seasonal and sensitive to weather conditions than our U.S. and Caribbean operations.

Competition

The carbonated soft drink and the non-carbonated beverage markets are highly competitive. Our principal competitors are bottlers who produce, package, sell and distribute Coca-Cola products. Additionally, in both the carbonated soft drink and non-carbonated beverage markets, we also compete with bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, and bottlers of private label products sold in chain stores. The industry competes primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods. We believe that brand recognition is a primary factor affecting our competitive position.

Employees

We employed approximately 20,800 people worldwide as of the end of fiscal year 2008. This included approximately 12,200 employees in our U.S. operations and approximately 8,600 employees in our international operations. Employment levels are subject to seasonal variations. We are a party to collective bargaining agreements covering approximately 5,500 employees in the U.S. and Puerto Rico. Thirteen agreements covering approximately 980 employees will be renegotiated in 2009. We regard our employee relations as generally satisfactory.

Government Regulation

Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies in the U.S., as well as foreign governmental entities. As a producer of beverage products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations including, in the U.S., those of the Federal Food, Drug and Cosmetic Act. In the U.S., we are also subject to the Soft Drink Interbrand Competition Act, which permits us to retain an exclusive right to manufacture, distribute and sell a soft drink product in a geographic territory if the soft drink product is in substantial and effective competition with other products of the same class in the same market or markets. We believe that there is such substantial and effective competition in each of the exclusive territories in which we operate. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations both in the U.S. and abroad. These laws and regulations include, in the U.S., the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. We believe that our current legal and environmental compliance programs adequately address these areas and that we are in substantial compliance with applicable laws and regulations.

Environmental Matters

Current Operations. We maintain compliance with federal, state and local laws and regulations relating to materials used in production and to the discharge of wastes, and other laws and regulations relating to the protection of the environment. The capital costs of such management and compliance, including the modification of existing plants and the installation of new manufacturing processes, are not material to our continuing operations.

We are defendants in lawsuits that arise in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition, although amounts recorded in any given period could be material to the results of operations or cash flows for that period.

Discontinued Operations — Remediation. Under the agreement pursuant to which we sold our subsidiaries, Abex Corporation and Pneumo Abex Corporation (collectively, "Pneumo Abex"), in 1988 and a subsequent settlement agreement entered into in September 1991, we have assumed indemnification obligations for certain environmental liabilities of Pneumo Abex, after any insurance recoveries. Pneumo Abex has been and is subject to a number of environmental cleanup proceedings, including responsibilities under the Comprehensive Environmental Response, Compensation and Liability Act and other related federal and state laws regarding release or disposal of wastes at on-site and off-site locations. In some proceedings, federal, state and local government agencies are involved and other major corporations have been named as potentially responsible parties. Pneumo Abex is also subject to private claims and lawsuits for remediation of properties previously owned by Pneumo Abex and its subsidiaries.

There is an inherent uncertainty in assessing the total cost to investigate and remediate a given site. This is because of the evolving and varying nature of the remediation and allocation process. Any assessment of expenses is more speculative in an early stage of remediation and is dependent upon a number of variables beyond the control of any party. Furthermore, there are often timing considerations, in that a portion of the expense incurred by Pneumo Abex, and any resulting obligation of ours to indemnify Pneumo Abex, may not occur for a number of years.

In fiscal year 2001, we investigated the use of insurance products to mitigate risks related to our indemnification obligations under the 1988 agreement, as amended. We oversaw a comprehensive review of the former facilities operated or impacted by Pneumo Abex. Advances in the techniques of retrospective risk evaluation and increased experience (and therefore available data) at our former facilities made this comprehensive review possible. The review was completed in fiscal year 2001 and was updated in fiscal year 2005.

During fiscal years 2008 and 2007, we recorded a charge of $15.0 million ($9.2 million net of taxes) and $3.2 million ($2.1 million net of taxes), respectively, related to revised estimates for environmental remediation, legal and related administrative costs. In particular, we revised our remediation plans at several sites during the year resulting in an increase in the accrual for remediation costs of $5.0 million, and we increased our accrual for legal costs by $10.0 million. These legal costs include defense costs associated with toxic tort matters. As of the end of fiscal year 2008, we had $36.1 million accrued to cover potential indemnification obligations, compared to $40.2 million recorded as of the end of fiscal year 2007. Of the total amount accrued, $11.9 million as of the end of fiscal year 2008 and $19.5 million as of the end of fiscal year 2007 were recorded in "Accrued expenses, other" on the Consolidated Balance Sheets. This indemnification obligation includes costs associated with several sites in various stages of remediation or negotiations. At the present time, the most significant remaining indemnification obligation is associated with the Willits site, as discussed below, while no other single site has significant estimated remaining costs associated with it. The amounts exclude possible insurance recoveries and are determined on an undiscounted cash flow basis. The estimated indemnification liabilities include expenses for the investigation and remediation of identified sites, payments to third parties for claims and expenses (including product liability), administrative expenses, and the expenses of on-going evaluations and litigation. We expect a significant portion of the accrued liabilities will be spent during the next several years.

Included in our indemnification obligations is financial exposure related to certain remedial actions required at a facility that manufactured hydraulic and related equipment in Willits, California. Various chemicals and metals contaminate this site. A final consent decree was issued in August 1997 and amended in December 2000 in the case of the *People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc.* The final consent decree established a trust (the "Willits Trust") which is obligated to investigate and clean up this site. We are currently funding the Willits Trust and the investigation and interim remediation costs on a year-to-year basis as required in the final amended consent decree. We have accrued

$10.6 million as of the end of fiscal year 2008 for future remediation and trust administration costs, with the majority of this amount to be spent over the next several years.

Although we have certain indemnification obligations for environmental liabilities at a number of sites other than the site discussed above, including Superfund sites, it is not anticipated that additional expense at any specific site will have a material effect on us. At some sites, the volumetric contribution for which we have an obligation has been estimated and other large, financially viable parties are responsible for substantial portions of the remainder. In our opinion, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, should not have a material effect on our financial condition, although amounts recorded in a given period could be material to our results of operations or cash flows for that period.

Discontinued Operations — Insurance. During fiscal year 2002, as part of a comprehensive program concerning environmental liabilities related to the former Whitman Corporation subsidiaries, we purchased new insurance coverage related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries. In addition, a trust, which was established in 2000 with the proceeds from an insurance settlement (the "Trust"), purchased insurance coverage and funded coverage for remedial and other costs ("Finite Funding") related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries.

Essentially all of the assets of the Trust were expended by the Trust in connection with the purchase of the insurance coverage, the Finite Funding and related expenses. These actions were taken to fund remediation and related costs associated with the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries and to protect against additional future costs in excess of our self-insured retention. The original amount of self-insured retention (the amount we must pay before the insurance carrier is obligated to begin payments) was $114.0 million of which $56.6 million has been eroded, leaving a remaining self-insured retention of $57.4 million as of the end of fiscal year 2008. The estimated range of aggregate exposure related only to the remediation costs of such environmental liabilities is approximately $18 million to $38 million. We had accrued $20.4 million as of the end of fiscal year 2008 for remediation costs, which is our best estimate of the contingent liabilities related to these environmental matters. The Finite Funding may be used to pay a portion of the $20.4 million and thus reduces our future cash obligations. Amounts recorded in our Consolidated Balance Sheets related to Finite Funding were $9.9 million as of the end of fiscal year 2008 and $11.5 million as of the end of fiscal year 2007 and were recorded in "Other assets," net of $4.2 million and $4.7 million recorded in "Other current assets" as of the end of each respective period.

In addition, we had recorded other receivables of $2.6 million as of the end of fiscal year 2007 for future probable amounts to be received from insurance companies and other responsible parties. These amounts were recorded in "Other current assets" as of the end of fiscal year 2007 in the Consolidated Balance Sheets. As of the end of fiscal year 2008, there was no receivable recorded as insurance amounts were received during the current year.

On May 31, 2005, Cooper Industries, LLC ("Cooper") filed and later served a lawsuit against us, Pneumo Abex, LLC, and the Trustee of the Trust (the "Trustee"), captioned *Cooper Industries, LLC v. PepsiAmericas, Inc., et al.*, Case No. 05 CH 09214 (Cook Cty. Cir. Ct.). The claims involved the Trust and insurance policy described above. Cooper asserted that it was entitled to access $34 million that previously was in the Trust and was used to purchase the insurance policy. Cooper claimed that Trust funds should have been distributed for underlying Pneumo Abex asbestos claims indemnified by Cooper. Cooper complained that it was deprived of access to money in the Trust because of the Trustee's decision to use the Trust funds to purchase the insurance policy described above. Pneumo Abex, LLC, the corporate successor to our prior subsidiary, has been dismissed from the suit.

During the second quarter of 2006, the Trustee's motion to dismiss, in which we had joined, was granted and three counts against us based on the use of Trust funds were dismissed with prejudice, as were all counts against the Trustee, on the grounds that Cooper lacked standing to pursue these counts because it was not a beneficiary under the Trust. We then filed a separate motion to dismiss the remaining counts against us. Our motion was also granted during the second quarter of 2006 and all remaining counts against us were dismissed with prejudice. Cooper subsequently filed a notice of appeal with regard to all rulings by the court dismissing the counts against us and the Trustee. Prior to any oral argument, the appellate court on September 7, 2007 issued an opinion affirming the trial court's opinion. Cooper subsequently filed motion papers asking the Illinois Supreme Court to accept a discretionary appeal of the rulings. The Trustee then filed an opposition brief explaining why the Illinois Supreme Court should not allow another appeal, and we joined in that brief. On November 29, 2007, the Supreme Court of Illinois denied Cooper's petition for leave to appeal the appellate court's September 7, 2007 ruling. Cooper did not file a petition for certiorari seeking discretionary review by the United States Supreme Court by the February 27, 2008 deadline for such filing.

Discontinued Operations — Product Liability and Toxic Tort Claims. We also have certain indemnification obligations related to product liability and toxic tort claims that might emanate out of the 1988 agreement with Pneumo Abex. Other companies not owned by or associated with us also are responsible to Pneumo Abex for the financial burden of all asbestos product liability claims filed against Pneumo Abex after a certain date in 1998, except for certain claims indemnified by us.

In fiscal year 2004, we noted that three mass-filed lawsuits accounted for thousands of claims for which Pneumo Abex claimed indemnification. During the fourth quarter of fiscal year 2005, these and other related claims were resolved for an amount we viewed as reasonable given all of the circumstances and consistent with our prior judgments as to valuation. We have received year-end 2008 claim statistics from law firms and Pneumo Abex which reflect the resolution of those claims and the remaining cases for which Pneumo Abex claims indemnification from PepsiAmericas. After giving effect to the noted resolution of prior mass-filed claims, there are less than 6,000 such claims for which indemnification is claimed as of the end of fiscal year 2008. Of these claims, approximately 5,450 are filed in federal court and are subject to orders issued by the Multi-District Litigation panel, which effectively stay all federal claims, subject to specific requests to activate a particular claim or a discrete group of claims. The remaining cases are in state court and some are in "pleural registries" or other similar classifications that cause a case not to be allowed to go to trial unless there is a specific showing as to a particular plaintiff. Over 50 percent of the state court claims were filed prior to or in 1998. Prior to 1980, sales ceased for the asbestos-containing product claimed to have generated the largest subset of the open cases, and, therefore, we expect a decreasing rate of individual claims for that subset of cases. We oversee monitoring of the defense of the underlying claims that are or may be indemnifiable by us.

As of the end of fiscal years 2008 and 2007, we had accrued $5.1 million and $4.0 million, respectively, related to product liability. These accruals primarily relate to probable asbestos claim settlements and legal defense costs. We also have additional amounts accrued for legal and other costs associated with obtaining insurance recoveries for previously resolved and currently open claims and their related costs. These amounts are included in the total liabilities of $36.1 million accrued as of the end of fiscal year 2008. In addition to the known and probable asbestos claims, we may be subject to additional asbestos claims that are possible for which no reserve had been established as of the end of fiscal year 2008. These additional reasonably possible claims are primarily asbestos-related and the aggregate exposure related to these possible claims is estimated to be in the range of $4 million to $17 million. These amounts are undiscounted and do not reflect any insurance recoveries that we will pursue from insurers for these claims.

In addition, four lawsuits have been filed in California, which name several defendants including certain of our prior subsidiaries. The lawsuits allege that we and our former subsidiaries are liable for personal injury and/or property damage resulting from environmental contamination at the Willits facility. As of the end of fiscal year 2008, there were 43 personal injury plaintiffs in the lawsuits seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. We are actively defending the lawsuits. At this time, we do not believe these lawsuits are material to our business or financial condition.

We have other indemnification obligations related to product liability matters. In our opinion, based on the information currently available and the amounts already accrued, these claims should not have a material effect on our financial condition.

We also participate in and monitor insurance-recovery efforts for the claims against Pneumo Abex. Recoveries from insurers vary year by year because certain insurance policies exhaust and other insurance policies become responsive. Recoveries also vary due to delays in litigation, limits on payments in particular periods, and because insurers sometimes seek to avoid their obligations based on positions that we believe are improper. We, assisted by our consultants, monitor the financial ratings of insurers that issued responsive coverage and the claims submitted by Pneumo Abex.

Executive Officers of the Registrant

Our executive officers and their ages as of February 27, 2009 were as follows:

Name	Age	Position
Robert C. Pohlad	54	Chairman of the Board and Chief Executive Officer
Kenneth E. Keiser	57	President and Chief Operating Officer
Alexander H. Ware	46	Executive Vice President and Chief Financial Officer
G. Michael Durkin, Jr.	49	Executive Vice President, U.S.
James R. Rogers	54	Executive Vice President, International
Jay S. Hulbert	55	Executive Vice President, Worldwide Supply Chain
Anne D. Sample	45	Executive Vice President, Human Resources
Kenneth L. Johnsen	47	Senior Vice President and Chief Information Officer
Timothy W. Gorman	48	Senior Vice President and Controller
Andrew R. Stark	45	Vice President and Treasurer

Each executive officer has been appointed to serve until his or her successor is duly appointed or his or her earlier removal or resignation from office. There are no familial relationships between any director or executive officer. The following is a brief description of the business background of each of our executive officers.

Mr. Pohlad became Chief Executive Officer of PepsiAmericas in November 2000, was named Vice Chairman in January 2001 and became Chairman of the Board in January 2002. From 1987 to present, Mr. Pohlad has also served as President of Pohlad Companies.

Mr. Keiser was named President and Chief Operating Officer in January 2002 with responsibilities for the global operations of PepsiAmericas. Mr. Keiser is also a director of C.H. Robinson Worldwide, Inc.

Mr. Ware was named Executive Vice President and Chief Financial Officer in March 2005. From January 2003 to March 2005, Mr. Ware had served as Senior Vice President, Planning and Corporate Development.

Mr. Durkin was named Executive Vice President, U.S. in March 2005. Prior to this role, Mr. Durkin served as Chief Financial Officer of PepsiAmericas since 2000. Mr. Durkin also serves on the Board of Directors of The Schwan Food Company, Inc.

Mr. Rogers was named Executive Vice President, International in September 2004. Prior to this appointment, he served as Executive Vice President/General Manager of Central Europe since August 2000.

Mr. Hulbert was named Executive Vice President, Worldwide Supply Chain in January 2008. Prior to this appointment, he served as Senior Vice President, Supply Chain since December 2002.

Ms. Sample was named Executive Vice President, Human Resources in January 2008. Prior to this appointment, she served as Senior Vice President, Human Resources since May 2001.

Mr. Johnsen was named Senior Vice President and Chief Information Officer in July 2001. From November 1997 to June 2001, he served as Chief of Information Technology.

Mr. Gorman was named Senior Vice President and Controller in January 2008. Prior to this appointment, he served as Vice President and Controller since May 2003, and Vice President, Planning and Reporting from August 1999 to May 2003.

Mr. Stark was named Vice President and Treasurer in July 2002. Prior to his appointment, Mr. Stark served as Assistant Treasurer since August 1998.

Item 1A. Risk Factors.

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, operating results or cash flows could be negatively affected. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this report.

Our operating results may fluctuate based on changes in marketplace conditions, especially customer and competitor consolidation; changes in consumer preferences, including our consumers' shift from carbonated soft drinks to non-carbonated beverages; and unfavorable weather conditions in the territories in which we operate.

We face intense competition in the carbonated soft drink market and the non-carbonated beverage market and are impacted by both customer and competitor consolidation. Our response to marketplace competition and retailer consolidations may result in lower than expected net pricing of our products. Retail consolidation has increased the importance of our major customers and further consolidation is expected. In addition, competitive pressures may cause channel and product mix to shift from more profitable channels and packages and adversely affect our overall pricing. Our efforts to improve pricing may result in lower than expected volumes. Changes in net pricing and volume could have an adverse effect on our business, results of operations and financial condition.

Health and wellness trends have decreased demand for sugared carbonated soft drinks and shifted interest to diet soft drinks and non-carbonated beverages. In the U.S., carbonated soft drink volume, which represented approximately 80 percent of our volume mix, declined 3 percent and 4 percent in fiscal years 2008 and 2007, respectively. In response to changes in consumers' preferences, we have increased our emphasis on diet carbonated soft drinks and non-carbonated beverages, including Aquafina, SoBe, Tropicana juice drinks, Lipton Iced Tea, and energy drinks. Our business could be adversely impacted by a significant decline in sales of sugared carbonated soft drinks and our inability to offset that decline with sales of diet soft drinks and non-carbonated beverages. Because we rely mainly on PepsiCo to provide us with the products that we sell, if PepsiCo fails to develop innovative products that respond to these and other consumer trends, this could put us at a competitive disadvantage in the marketplace and adversely affect our business and financial results.

Our business could also be adversely affected by other consumer trends, such as consumer health concerns about obesity, product attributes and ingredients. Consumer preferences may change due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns or worsening economic conditions.

Additionally, our business is highly seasonal and unfavorable weather conditions in our markets may impact sales volume. Sales volumes in our CEE operations tend to be more sensitive to weather conditions than our U.S. and Caribbean operations.

Our business may be adversely impacted by unfavorable global and local economic, political and regulatory developments or other risks in the countries in which we operate.

Our operations are affected by local and global economic environments, including inflation, recession and currency volatility. Political and regulatory changes, some of which may be disruptive, can interfere with our supply chain, our customers, our distributors and all of our activities in a particular location.

An increase in the price of raw materials, natural gas and fuel or a decrease in the availability of raw materials, natural gas and fuel could adversely affect our financial condition. Disruption of our supply chain also could have an adverse effect on our business, financial condition and operating results.

Increases in the price of ingredients, packaging materials, other raw materials, natural gas and fuel could adversely impact our earnings and financial condition if we are unable to pass along these higher costs to our customers. The inability of suppliers to deliver concentrate, raw materials, other ingredients and products to us could also adversely affect operating results. The inability of our suppliers to meet our requirements could result in short-term shortages until alternative sources of supply could be located. In particular, we require significant amounts of aluminum cans and PET bottle containers to support our requirements. Failure of our suppliers to meet our purchase requirements could reduce our profitability. In addition, we also require access to significant amounts of water. Any sustained interruption in the supply of these materials or any significant increase in their prices could have a material adverse effect on our business and financial results.

Energy prices, including the price of natural gas, gasoline and diesel fuel, are cost drivers for our business. Sustained high energy or commodity prices could negatively impact our operating results and demand for our products. Events such as natural disasters could impact the supply of fuel and could impact the timely delivery of our products to our customers.

Our ability to make, move and sell products is critical to our success. Damage or disruption to our supply chain, including our manufacturing or distribution capabilities, due to weather, natural disaster, fire or explosion, terrorism, pandemic, strikes or other reasons could impair our ability to manufacture, package, sell and distribute our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

The successful operation of our business depends upon our relationship with PepsiCo, including its level of advertising, bottler incentives and brand innovation. We may also have conflicts of interest with PepsiCo.

We operate under various bottling agreements with PepsiCo that allow us to manufacture, package, sell and distribute carbonated and non-carbonated beverages. Our inability to comply with the terms and conditions established in these agreements could result in termination of bottling agreements which would have a material adverse impact on our short-term and long-term business. These agreements provide that we must purchase all of the concentrates for PepsiCo beverages at prices and on terms which are set by PepsiCo in its sole discretion. Any significant concentrate price increases could materially affect our business and financial results.

PepsiCo's advertising campaigns and their effectiveness, bottler incentives provided by PepsiCo, and PepsiCo's brand innovation directly impact our operations. Bottler incentives cover a variety of initiatives to support volume and market share growth. The level of support is negotiated regularly and can be increased or decreased at the discretion of PepsiCo. PepsiCo is under no obligation to continue past levels of support in the future. Material changes in expected levels of bottler incentive payments and other support arrangements could adversely affect future results of operations. Furthermore, if the sales volume of sugared carbonated soft drinks continues to decline, our sales volume growth will increasingly depend on product innovation by PepsiCo. Even if PepsiCo maintains a robust pipeline of new products, we may be unable to achieve volume growth through product and packaging initiatives.

PepsiCo also provides procurement services for certain raw materials which result in rebates from vendors as a result of procurement volume. Cost of goods sold may be negatively impacted if we are unable to maintain targeted volume levels to secure such anticipated rebates or if PepsiCo no longer provides this service on our behalf.

Our past and ongoing relationship with PepsiCo could give rise to conflicts of interest. These potential conflicts include balancing the objectives of increasing sales volume of PepsiCo beverages and maintaining or increasing our profitability. Other possible conflicts could relate to the nature, quality and pricing of services or products provided to us from PepsiCo or by us to PepsiCo.

In addition, under our Master Bottling Agreement, we must obtain PepsiCo's approval to acquire any independent PepsiCo bottler. PepsiCo has agreed not to withhold approval for any acquisition within agreed-upon U.S. territories if we have successfully negotiated the acquisition and, in PepsiCo's reasonable judgment, satisfactorily performed our obligations under the Master Bottling Agreement.

As of the end of fiscal year 2008, PepsiCo beneficially owned approximately 43 percent of our common stock. As a result, PepsiCo is able to significantly affect the outcome of our shareholder votes, thereby affecting matters concerning us. PepsiCo has expressed its intent to reduce its ownership status to 37 percent over the next several years to return to the ownership levels at the time of the Whitman Corporation and PepsiAmericas merger, which may impact the market price of our common stock.

A negative change in our credit rating or the availability of capital could impact borrowing costs and financial results.

We depend, in part, upon the issuance of unsecured debt to fund our operations and contractual commitments. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for unsecured debt. These factors include the global capital market environment and outlook, our financial performance and outlook, and our credit ratings as determined primarily by rating agencies. It is possible that our other sources of funds, including available cash, bank facilities and cash flow from operations, may not provide adequate liquidity to fund our operations and contractual commitments.

Because our international operations are conducted under multiple local currencies, our operating results experience foreign currency fluctuations.

Our international operations are exposed to foreign exchange rate fluctuations resulting from foreign currency transactions and translation of the operations' financial results from local currency into U.S. dollars upon consolidation. As exchange rates vary, revenue, capital spending and other operating results, when translated, may differ materially from expectations.

The cost to remediate environmental concerns associated with previously owned subsidiaries could be materially different than our estimates.

We are subject to federal and state requirements for protection of the environment, including those for the remediation of contaminated sites related to certain previously owned subsidiaries. We routinely assess our environmental exposure, including obligations and commitments for remediation of contaminated sites and assessments of ranges and probabilities of recoveries from other potentially responsible parties, including insurance providers. Due to the regulatory complexities and risk of unidentified contaminants on our former properties, the potential exists for remediation costs to be materially different from the costs we have estimated.

We cannot predict the outcome of legal proceedings and an adverse determination could negatively impact our financial results, nor can we predict the nature or outcome of future legal proceedings.

The nature of operations of certain previously owned subsidiaries exposes us to the potential for various claims and litigation related to, among other things, personal injury and asbestos product liability claims. The nature of assets we currently own and operate exposes us to the potential for various claims and litigation related to, among other things, personal injury and property damage. The resolution of outstanding claims and assessments may be materially different than what we have estimated.

In addition, litigation or other claims based on alleged unhealthful properties of soft drinks could be filed against us and would require our management to devote significant time and resources to dealing with such claims. While we would not believe such claims to be meritorious, any such claims would be accompanied by unfavorable publicity that could adversely affect the sales of certain of our products. Our failure to abide by laws, orders or other legal commitments could subject us to fines, penalties or other damages, including costs associated with recalling products. We could be required to recall products if they become contaminated or damaged.

Increases in the cost of compliance with applicable regulations, including those governing the production, packaging, quality, labeling and distribution of beverage products, could negatively impact our financial results.

Our operations and properties are subject to various federal, state and local laws and regulations, including those governing the production, packaging, quality, labeling and distribution of beverage products, environmental laws, competition laws, taxes and accounting standards. We are also subject to the jurisdiction of regulatory agencies of foreign countries. New laws or regulations or changes in existing laws or regulations could negatively impact our financial results by restricting our ability to distribute products in certain venues or through higher operating costs to achieve compliance.

Changes in tax laws or in the tax status of our international operations could increase our tax liability and negatively impact our financial results.

We are subject to taxes in the U.S. and various foreign jurisdictions. As a result, our effective tax rate could be adversely affected by changes in the mix of earnings in the U.S. and foreign countries with differing statutory tax rates, legislative changes impacting statutory tax rates, including the impact on recorded deferred tax assets and liabilities, changes in tax laws or material audit assessments. In addition, deferred tax balances reflect the benefit of net operating loss carryforwards, the realization of which will depend upon generating future taxable income in the corresponding tax jurisdiction.

A strike or work stoppage by our union employees, which represent approximately one-fourth of our workforce, could disrupt our business.

Approximately 26 percent of our employees are covered by collective bargaining agreements with higher representation in the U.S. at nearly 45 percent of our employee base. These agreements expire at various dates, including some in fiscal year 2009. Our inability to successfully renegotiate these agreements could cause work stoppages and interruptions, which may adversely impact our operating results. The terms and conditions of existing or renegotiated agreements could also increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency.

Our acquisition strategy may be limited by our ability to successfully consummate proposed acquisitions or integrate acquired businesses.

We intend to continue to pursue acquiring businesses that would strategically fit within our operations. We may be unable to consummate, successfully integrate and manage acquired businesses without substantial costs, delay or difficulties.

Technology failures could disrupt our operations and negatively impact our business.

We rely on information technology systems to process, transmit and store electronic information. If we do not effectively manage our information technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and business disruptions.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our U.S. manufacturing facilities include 10 owned and 1 leased combination bottling/canning plants, 4 owned bottling plants and 2 owned canning plants. International manufacturing facilities include 4 owned plants in Ukraine; 3 owned plants in Romania; 2 owned plants each in Poland, Hungary, and the Czech Republic; and 1 owned plant each in Puerto Rico, Jamaica and Trinidad. The total manufacturing area is approximately 3.3 million square feet. In addition, we operate 127 distribution facilities in the U.S., 45 distribution facilities in CEE and 5 distribution facilities in the Caribbean. Seventy-one of the distribution facilities are leased and almost 6 percent of our U.S. production is from 1 leased domestic plant. We believe all facilities are adequately equipped and maintained and capacity is sufficient for our current needs. We currently operate a fleet of approximately 5,000 vehicles in the U.S. and approximately 2,300 vehicles internationally to service and support our distribution system. In addition, we own and lease various industrial and commercial real estate properties in the U.S.

Item 3. Legal Proceedings.

From approximately 1945 to 1995, various entities owned and operated a facility that manufactured hydraulic equipment in Willits, California. The plant site was contaminated by various chemicals and metals. On August 23, 1999, an action entitled *Donna M. Avila, et al. v. Willits Environmental Remediation Trust, Remco Hydraulics, Inc., M-C Industries, Inc., Pneumo Abex Corporation and Whitman Corporation,* Case No. C99-3941 CAL, was filed in U.S. District Court for the Northern District of California. On January 16, 2001, a second lawsuit, entitled *Pamela Jo Alrich, et al. v. Willits Environmental Remediation Trust, et al.*, Case No. C 01 0266 SI, against essentially the same defendants was filed in the same court. The same defendants were served with a third lawsuit, entitled *Nickerman v. Remco Hydraulics*, on April 3, 2006. These three lawsuits were consolidated before the same judge in the U.S. District Court for the Northern District of California. In these lawsuits, individual plaintiffs claim that PepsiAmericas is liable for personal injury and/or property damage resulting from environmental contamination at the facility. There were over 1,000 claims filed in the three lawsuits. The Court dismissed a large portion of the claims; and in 2006 and 2008 we settled a significant number of the claims. There were 14 claims remaining for these lawsuits as of the end of fiscal year 2008. A trial date has been set for June 2009 for these claims. In early July 2008, a fourth lawsuit was filed. This lawsuit has 29 plaintiffs and is based on the same claims as the prior three lawsuits. We are actively defending the lawsuits. At this time, we do not believe these lawsuits are material to the business or financial condition of PepsiAmericas.

We and our subsidiaries are defendants in numerous other lawsuits in the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on our financial condition, although amounts recorded in any given period could be material to the results of operations or cash flows for that period.

See also "Environmental Matters" in Item 1 and Note 20 to the Consolidated Financial Statements for further discussion.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed and traded on the New York Stock Exchange under the stock trading symbol "PAS." The table below sets forth the reported high and low sales prices as reported for New York Stock Exchange Composite Transactions for our common stock and indicates our dividends declared for each quarterly period for the fiscal years 2008 and 2007.

	Common Stock		
	High	Low	Dividends Declared
2008:			
First quarter	$34.50	$23.00	$0.135
Second quarter	27.02	19.94	0.135
Third quarter	24.78	18.95	0.135
Fourth quarter	21.90	14.51	0.135
2007:			
First quarter	$22.32	$20.50	$ 0.13
Second quarter	26.60	22.27	0.13
Third quarter	32.96	23.47	0.13
Fourth quarter	35.99	31.27	0.13

Performance Graph

The following performance graph compares the performance of PepsiAmericas common stock to the MidCap 400 Index ("MidCap 400") and to an index of peer companies selected by us, the Bottling Group Index ("BGI"). The BGI consists of The Pepsi Bottling Group, Inc., Coca-Cola Enterprises, Inc., Coca-Cola Bottling Company Consolidated, Coca-Cola FEMSA S.A.B. de C.V. ADRs and Coca-Cola Hellenic Bottling Company S.A. ADRs. The graph assumes the return on $100 invested on January 3, 2004 until January 3, 2009. The returns of each member of the BGI are weighted by market capitalization and include the subsequent reinvestment of dividends into the respective stock.



PepsiAmericas
MidCap 400
Bottling Group Index
Cumulative Total $
250
200
150
100
50
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08

	2003	2004	2005	2006	2007	2008
PepsiAmericas	100.00	125.93	139.90	129.05	216.08	132.99
MidCap 400	100.00	116.50	131.13	144.67	157.10	102.03
BGI	100.00	106.71	114.24	140.52	197.43	108.25

The closing price of our stock on January 3, 2009 was $20.69.

Shareholders

There were 8,103 shareholders of record as of February 27, 2009.

Share Repurchase Program

Our share repurchase program activity for each of the three months and the quarter ended January 3, 2009 was as follows:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(3)
September 28, 2008 — October 25, 2008 . .	—	—	51,930,500	13,069,500
October 26, 2008 — November 22, 2008. . .	—	—	51,930,500	13,069,500
November 23, 2008 — January 3, 2009. . .	1,570,581	$18.97	53,501,081	11,498,919
For the Quarter Ended January 3, 2009 . . .	1,570,581	$18.97		

(1) Represents shares purchased in open-market transactions pursuant to our publicly announced repurchase program.

(2) Represents cumulative shares purchased under previously announced share repurchase authorizations by the Board of Directors. Share repurchases began in 1999 under an authorization for 15 million shares announced on November 19, 1999. On December 19, 2002, the Board of Directors authorized the repurchase of 20 million additional shares. The Board of Directors later authorized the repurchase of 20 million additional shares as announced on July 21, 2005. On July 24, 2008, the Board of Directors authorized the repurchase of 10 million additional shares.

(3) As noted above, on July 21, 2005 we announced that our Board of Directors authorized the repurchase of 20 million additional shares under a previously authorized repurchase program. On July 24, 2008, we announced that our Board of Directors authorized the repurchase of 10 million additional shares under our previously authorized repurchase program. These repurchase authorizations do not have scheduled expiration dates.

Securities Authorized for Issuance under Equity Compensation Plans

See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in Item 12 for information regarding securities authorized for issuance under our equity compensation plans.

Item 6. Selected Financial Data.

The following table presents summary operating results and other information of PepsiAmericas and should be read along with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and accompanying notes included elsewhere in this Annual Report on Form 10-K (in millions, except per share and employee data).

For the Fiscal Years	2008	2007	2006	2005	2004
OPERATING RESULTS:					
Net sales:					
U.S.	$3,429.9	$3,384.9	$3,245.8	$3,156.1	$2,825.8
CEE	1,260.9	849.4	484.1	343.5	309.4
Caribbean	246.4	245.2	242.5	226.4	209.5
Worldwide	$4,937.2	$4,479.5	$3,972.4	$3,726.0	$3,344.7
Operating income (loss):					
U.S.	$ 324.4	$ 331.6	$ 330.1	$ 387.7	$ 332.3
CEE	155.4	100.5	20.9	1.5	2.0
Caribbean	(6.6)	4.0	5.0	4.2	5.4
Worldwide	473.2	436.1	356.0	393.4	339.7
Interest expense, net	111.1	109.2	101.3	89.9	62.1
Other expense (income), net	7.9	0.6	11.7	5.0	(4.7)
Income from continuing operations before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies	354.2	326.3	243.0	298.5	282.3
Income taxes	107.8	112.0	90.5	108.8	100.4
Minority interest	(9.7)	(0.1)	0.2	0.1	0.1
Equity in net (loss) earnings of nonconsolidated companies	(1.1)	—	5.6	4.9	(0.1)
Income from continuing operations	235.6	214.2	158.3	194.7	181.9
Loss from discontinued operations, net of tax	9.2	2.1	—	—	—
Net income	$ 226.4	$ 212.1	$ 158.3	$ 194.7	$ 181.9
Weighted average common shares:					
Basic	125.2	126.7	127.9	134.7	139.2
Incremental effect of stock options and awards	2.0	2.5	1.9	2.5	2.6
Diluted	127.2	129.2	129.8	137.2	141.8
Earnings per share:					
Basic:					
Income from continuing operations	$ 1.88	$ 1.69	$ 1.24	$ 1.45	$ 1.31
Loss from discontinued operations	(0.07)	(0.02)	—	—	—
Total	$ 1.81	$ 1.67	$ 1.24	$ 1.45	$ 1.31
Diluted:					
Income from continuing operations	$ 1.85	$ 1.66	$ 1.22	$ 1.42	$ 1.28
Loss from discontinued operations	(0.07)	(0.02)	—	—	—
Total	$ 1.78	$ 1.64	$ 1.22	$ 1.42	$ 1.28
Cash dividends declared per share	$ 0.54	$ 0.52	$ 0.50	$ 0.34	$ 0.30
OTHER INFORMATION:					
Total assets	$5,054.1	$5,308.0	$4,207.4	$4,053.8	$3,529.8
Long-term debt	$1,642.3	$1,803.5	$1,490.2	$1,285.9	$1,006.6
Capital investments	$ 248.9	$ 264.6	$ 169.3	$ 180.3	$ 121.8
Depreciation and amortization	$ 204.3	$ 204.4	$ 193.4	$ 184.7	$ 176.4
Number of employees	20,800	20,700	17,100	16,000	15,100

The following items were recorded during the periods presented:

In fiscal year 2008:

- Our fiscal year ends on the Saturday closest to December 31 and, as a result, an additional week is added every five to six years. Fiscal year 2008 consisted of 53 weeks ending on January 3, 2009. All other periods presented in the table above consisted of 52 weeks. Our fiscal year-end policy only impacts the U.S. and Caribbean operations. The CEE operations are based on a calendar year ending December 31, 2008 and, therefore, are not impacted by the 53rd week. Various estimates and assumptions were made to quantify the impact of the additional week of operations. The 53rd week contributed $52.7 million to net sales, $8.9 million to operating income and $5.7 million to net income in fiscal year 2008.

- We recorded special charges and adjustments totaling $23.0 million. We recorded $9.0 million of special charges in the Caribbean, which consisted of severance and impairment charges that included a $2.9 million impairment charge related to an intangible asset and a $3.0 million impairment of fixed assets. As a result of various realignment initiatives, we recorded $4.1 million in the U.S. and $1.3 million in CEE of special charges related to severance, fixed asset impairment and lease termination costs. We also recorded a legal contingency of $2.4 million in our CEE operations. Additionally in fiscal year 2008, we determined that we had improperly accounted for certain U.S. employee benefit obligations in prior years. Accordingly, we recorded an out-of-period accounting adjustment of $6.2 million to increase the benefit obligation as of the end of fiscal year 2008.

- We recorded a discontinued operations charge of $15.0 million ($9.2 million net of taxes) related to revised estimates for environmental remediation, legal and related administrative costs. In particular, we revised our remediation plans at several sites during the year, which resulted in an increase in the accrual for remediation costs of $5.0 million, and we increased our accrual for legal costs by $10.0 million.

In fiscal year 2007:

- We recorded special charges of $6.3 million. In the U.S., we recorded $4.8 million of special charges primarily related to severance and relocation costs associated with our strategic realignment to further strengthen our customer focused go-to-market strategy. In CEE, we recorded special charges of $1.5 million related to lease termination costs in Hungary and associated severance costs.

- We recorded a gain of $10.2 million related to the sale of railcars and locomotives, which was reflected in "Other expense (income), net."

- We recorded an other-than-temporary marketable securities impairment loss of $4.0 million related to our common stock investment in Northfield Laboratories, Inc. that is classified as available-for-sale. The loss was recorded in "Other expense (income), net."

- We recorded a discontinued operations charge of $3.2 million ($2.1 million net of taxes). The charge related to revised estimates for environmental remediation, legal, and related administrative costs.

In fiscal year 2006:

- We recorded special charges of $13.7 million. We recorded special charges of $11.5 million in the U.S. related to our previously announced strategic realignment of the U.S. sales organization, primarily for severance, relocation and other employee-related costs, including the acceleration of vesting of certain restricted stock awards and consulting services incurred in connection with the realignment project. In addition, we recorded special charges in CEE of $2.2 million. The special charges related primarily to a reduction in the workforce and were for severance costs and related benefits.

- We recorded an other-than-temporary marketable securities impairment loss of $7.3 million related to our common stock investment in Northfield Laboratories, Inc. that is classified as available-for-sale. The loss was recorded in "Other expense (income), net."

In fiscal year 2005:

- We recorded an expense of $6.1 million related to lease exit costs, which resulted from the relocation of our corporate offices in the Chicago area. This expense was recorded in "Selling, delivery and administrative expenses."
- We recorded income of $16.6 million related to the proceeds from the settlement of a class action lawsuit. The lawsuit alleged price fixing related to high fructose corn syrup purchased in the U.S. from July 1, 1991 through June 30, 1995.
- We recorded special charges in CEE of $2.5 million. The special charges related to a reduction in the workforce and the consolidation of certain production facilities as we rationalized our cost structure. These special charges were primarily for severance costs, related benefits and asset write-downs.
- We recorded an expense of $5.6 million related to a loss on extinguishment of debt. During fiscal year 2005, we completed a cash tender offer related to $550 million of our outstanding debt. The total amount of securities tendered was $388 million. The loss was recorded in "Interest expense, net."
- We recorded a $5.6 million benefit associated with a real estate tax refund concerning a previously sold parcel of land in downtown Chicago. The gain was recorded in "Other expense (income), net."
- We recorded a $1.1 million net benefit to net income related to the reversal of valuation allowances for certain net operating loss carryforwards offset by tax contingency requirements. This net benefit was comprised of interest expense of $0.6 million ($0.4 million net of taxes) for the tax contingency requirements recorded in "Interest expense, net" and $1.5 million of tax benefit recorded in "Income taxes."

In fiscal year 2004:

- In CEE, we recorded special charges of $3.9 million related to the consolidation of certain production facilities and a reduction in the workforce. These special charges were primarily for severance costs and related benefits, as well as asset write-downs. Special charges are net of reversals of approximately $0.4 million recorded in the fourth quarter due to revisions of estimates of the related liabilities as CEE substantially completed the plans to modify the distribution strategy in all markets.
- We recorded a gain of $5.2 million associated with the 2002 sale of a parcel of land in downtown Chicago. The gain reflected the settlement and final payment on the promissory note related to the initial sale, for which we had previously provided a full allowance. The gain was recorded in "Other expense (income), net."
- We recorded a net gain of $2.7 million relating to a state income tax refund. This gain was comprised of $0.7 million for consulting expenses (recorded in "Selling, delivery and administrative expenses"), $0.8 million of interest income (recorded in "Interest expense, net") and $2.6 million of income tax benefit, net (recorded in "Income taxes").
- We recorded a $3.5 million benefit to net income relating to the reversal of certain tax liabilities due to the settlement of income tax audits through the 2002 tax year. This benefit was comprised of interest income of $1.1 million ($0.7 million net of taxes) recorded in "Interest expense, net" and $2.8 million of tax benefit recorded in "Income taxes."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report on Form 10-K refers to our expectations regarding continuing operating improvement and other matters. These forward-looking statements reflect our expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance include, but are not limited to, the following: competition, including product and pricing pressures; changing trends in consumer tastes; changes in our relationship and/or support programs with PepsiCo and other brand owners; market acceptance of new product and package offerings; weather conditions; cost and availability of raw materials; changing legislation, including tax laws; cost and outcome of environmental claims; availability and cost of capital including changes in our debt ratings; labor and employee benefit costs; unfavorable foreign currency rate fluctuations; cost and outcome of legal proceedings; integration of acquisitions; failure of information technology systems; and general economic, business, regulatory and political conditions in the countries and territories where we operate. See "Risk Factors" in Item 1A for additional information.

These events and uncertainties are difficult or impossible to predict accurately and many are beyond our control. We assume no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Executive Overview

What We Do

We manufacture, distribute, and market a broad portfolio of beverage products in the U.S., CEE and the Caribbean. We sell a variety of brands that we bottle under franchise agreements with various brand owners, the majority with PepsiCo or PepsiCo joint ventures. In some territories, we manufacture, package, sell and distribute our own brands, such as Sandora, Sadochok and Toma. We also distribute snack foods in certain markets. We serve a significant portion of 19 states throughout the central region of the U.S. In CEE, we serve Ukraine, Poland, Romania, Hungary, the Czech Republic, and Slovakia, with distribution rights in Moldova, Estonia, Latvia and Lithuania. In addition, we have an equity investment in Agrima, which produces, sells and distributes PepsiCo products and other beverages in Bulgaria. In the Caribbean, we serve Puerto Rico, Jamaica and Trinidad and Tobago, with distribution rights in the Bahamas and Barbados.

Results of Operations

In the discussion of our results of operations below, the number of bottle and can cases sold is referred to as *volume. Constant territory* refers to the results of operations excluding the non-comparable territories year-over-year. For fiscal year 2008 comparisons, this excluded the first eight months and the first sixteen days of September for Sandora, as we consolidated Sandora operating results starting in mid-September 2007. For fiscal year 2007 comparisons, this excluded the operating results of Sandora and the first seven months of Romania, as we consolidated Romania operating results starting in August 2006. *Net pricing* is net sales divided by the number of cases and gallons sold for our core businesses, which include bottles and cans (including bottle and can volume from vending equipment sales), foodservice and export sales. Changes in net pricing include the impact of sales price (or rate) changes, as well as the impact of foreign currency and brand, package and geographic mix. Net pricing and reported volume amounts exclude contract, commissary, and vending (other than bottles and cans) transactions. Contract sales represent sales of manufactured product to other franchise bottlers and typically decline as excess manufacturing capacity is utilized. Net pricing and volume also exclude activity associated with snack food products. *Cost of goods sold per unit* is the cost of goods sold for our core businesses divided by the related number of cases and gallons sold. Changes in cost of goods sold per unit include the impact of cost changes, as well as the impact of foreign currency and brand, package and geographic mix.

Fiscal Year 2008 Key Financial Results

- Worldwide volume increased 6.8 percent, primarily due to the incremental impact of acquisitions and constant territory growth in CEE, partly offset by volume declines in the U.S. and the Caribbean.
- Worldwide net sales increased 10.2 percent, due to acquisitions, volume growth in CEE and net selling price increases across all markets, which included a 4.4 percent increase on a local currency basis.
- Worldwide cost of goods sold per unit increased 5.3 percent, primarily driven by rate which reflected raw material cost increases across all geographies.
- We generated operating income of $473.2 million, which included special charges and adjustments of $23.0 million. Operating income in fiscal year 2007 of $436.1 million included special charges of $6.3 million.
- We reported diluted earnings per share of $1.78 for the fiscal year 2008, which included a loss from discontinued operations of $0.07 and a negative $0.14 impact from special charges and adjustments, compared to diluted earnings per share of $1.64 in the prior year, which included a loss from discontinued operations of $0.02.
- The 53rd week contributed approximately 1 percentage point of growth each to volume, net sales, cost of goods sold and selling, delivery and administrative ("SD&A") expenses. The net contribution was approximately 2 percentage points to operating income and $0.04 to diluted earnings per share.
- The impact of foreign currency favorably benefited net sales 1.6 percentage points and operating income 4.0 percentage points, and unfavorably impacted cost of goods sold 1.0 percentage point and SD&A expenses 2.0 percentage points.
- The effective income tax rate decreased to 30.4 percent from 34.3 percent in fiscal year 2007 primarily due to a favorable country mix of pre-tax earnings.
- We generated cash flows from operating activities of $500.6 million in fiscal year 2008 compared to $433.5 million in fiscal year 2007.

Our Focus in Fiscal Year 2008

Worldwide. For fiscal year 2008, we achieved diluted earnings per share growth of 8.5 percent. Strong brands, a diverse geographic mix and a capable organization contributed to our results for fiscal year 2008 despite increasing market challenges, such as slowing global consumer demand, tightening credit markets, weakening macroeconomic conditions and volatility in the commodity and currency markets. We managed through the economic pressures by executing our pricing strategy to offset higher raw material costs and driving sustainable cost savings through ongoing productivity initiatives. We also benefited from the favorable impact of foreign currency rates, a lower effective tax rate and the Sandora acquisition.

U.S. operations. Price increases in raw materials and changing consumer demand challenged our business in fiscal year 2008. Non-carbonated beverage volume declined 8 percent driven by declines in the Aquafina take-home package and lower Trademark Lipton volume. A difficult economic environment drove declines in single-serve volume of 4 percent, due to declines in the foodservice and convenience and gas channels. The foodservice channel represents approximately 45 percent of our single-serve business. Carbonated soft drink volume declined 3 percent driven by declines in Trademark Pepsi, partly offset by growth in Trademark Mountain Dew of almost 1 percent. We were able to raise our average net selling price to cover higher raw material costs, and we implemented productivity initiatives to provide cost savings and enhance our capabilities.

International operations. Our international markets continue to be a key driver of growth. These markets generated approximately $1.5 billion in net sales, an increase of 37.7 percent from the prior year. In

CEE, the acquisition of Sandora, coupled with growth in the Romania and Poland markets, drove a 34.7 percent increase in volume. Net selling price increases on a local currency basis and the favorable impact of foreign currency offset higher raw material costs.

In the Caribbean, volume declined 3.9 percent due to continued soft economic conditions and competitive pressures in Puerto Rico, partly offset by volume growth in Jamaica. The operating loss was $6.6 million, a change from operating income of $4.0 million in fiscal year 2007, driven primarily by costs incurred for severance and asset impairments resulting from a realignment initiative executed in fiscal year 2008.

Focusing on Fiscal Year 2009

While we are mindful of the challenges and volatility that we face in this uncertain economic environment, we believe that we have the fundamentals, capability and financial strength to navigate within this new economic landscape. We expect to face two significant challenges in fiscal year 2009: consumers' reaction to their economic environment and foreign currency volatility in CEE. We have established plans that we expect will address these challenges. In fiscal year 2009, our strategy will be to increase our focus on core brands, productivity and value-oriented innovation and packaging, both in the U.S. and in CEE.

In the U.S., we have a new approach to our core brands, Pepsi, Mountain Dew and Sierra Mist, called Refresh Everything that includes new graphics and advertising. Our sales and marketing calendar includes brand extensions like Sierra Mist Ruby Red Splash, and newly added brands like Crush and ROCKSTAR Energy Drink. We anticipate our tea portfolio will benefit from sales of the Lipton jug package, a value-oriented innovation, as well as Sparkling Green Tea and Tazo. We will introduce new graphics, flavors and formulations in our hydration portfolio, including SoBe Lifewater and Propel. Additionally, we will launch the new Aquafina bottle, which supports our sustainability efforts and lowers our costs by further light-weighting the bottle.

We will continue to focus on productivity initiatives and capability through customer optimization to the third power, or CO^3, with the goal of improving forecasting accuracy and reducing out-of-stocks at our customers. We are rolling out suggested order technology and are installing global positioning systems on our trucks. We are also taking steps to reduce controllable costs, including specific actions that impact the compensation of our corporate executives, as well as discretionary spending.

Lastly, we are reassessing certain package sizes and configurations. We expect to capture more value-oriented consumers through a greater emphasis on different package sizes. For carbonated soft drinks, we are assessing our new price pack architecture where we are testing 8 and 18-pack can configurations to replace the current 12-pack package. We are testing the 8-pack package in certain markets, and further differentiating this packaging by channel to match consumer shopping behavior. We will be emphasizing the one-liter and two-liter carbonated soft drink and Lipton jug packages, as well as a more value-oriented promotional calendar.

Internationally, we anticipate a decline in local country gross domestic product growth rates and continued foreign currency volatility. Despite these challenges, we believe there are opportunities in the CEE market. We plan to continue spending on advertising and marketing and introducing new products. We expect to utilize our "feet on the street" sales force initiative to drive new distribution opportunities and gain higher penetration in higher margin channels. Lastly, we continue to invest in capacity, with a new plant in Romania and new carbonated soft drink lines in Ukraine.

To further address the challenges we face in CEE, we plan to put a greater emphasis on value-oriented packages, categories and promotions. We will expand our brand portfolio through the introduction of water brands in Romania and mainstream flavored carbonated soft drinks in Ukraine. Finally, we will address foreign currency volatility by increasing our net pricing on a local currency basis, reducing costs, and mitigating volatility with hedges, which were executed during fiscal year 2008.

Our ability to generate significant operating cash flow makes several options available to us, including reinvesting in our existing business, reducing debt, repurchasing our stock, paying dividends and pursuing acquisitions with an appropriate expected economic return. We will continue to examine the optimal uses of cash to maximize shareholder value.

The above overview should not be considered by itself in determining full disclosure and should be read in conjunction with the other sections of this Annual Report on Form 10-K.

Items Impacting Comparability

Acquisitions

In fiscal year 2007, we formed a joint venture with PepsiCo to acquire an interest in Sandora, the leading juice company in Ukraine. Under the terms of the joint venture agreement, we hold a 60 percent interest and PepsiCo holds a 40 percent interest. In August 2007, the joint venture acquired 80 percent of Sandora. In November 2007, the joint venture completed the acquisition of the remaining 20 percent interest. Beginning in September 2007, we fully consolidated the results of operations of the joint venture and report minority interest in our Consolidated Financial Statements. Due to the timing of the receipt of available financial information, we record results on a one-month lag basis.

In the third quarter of 2007, we purchased a 20 percent interest in a joint venture that owns Agrima. Agrima produces, sells and distributes PepsiCo products and other beverages throughout Bulgaria. We record equity in net earnings (loss) of nonconsolidated companies in our Consolidated Financial Statements. Due to the timing of the receipt of available financial information, we record results on a one-quarter lag basis.

Special Charges and Adjustments

In fiscal year 2008, we recorded special charges and adjustments totaling $23.0 million. We recorded special charges of $16.8 million. In the Caribbean, we recorded $9.0 million of special charges, which consisted of severance and impairment charges that included a $2.9 million impairment charge related to an intangible asset and a $3.0 million impairment of fixed assets. As a result of various realignment initiatives, we recorded special charges of $4.1 million in the U.S. and $1.3 million in CEE related to severance, fixed asset impairment and lease termination costs. We also recorded a legal contingency of $2.4 million in our CEE operations.

In fiscal year 2008, we determined that we had improperly accounted for certain U.S. employee benefit obligations in prior years. Accordingly, we recorded an out-of-period accounting adjustment of $6.2 million to properly state the benefit obligation as of the end of fiscal year 2008. This adjustment was recorded as an increase in "Other current liabilities" in the Consolidated Balance Sheet.

In fiscal year 2007, we recorded special charges of $6.3 million. In the U.S., we recorded $4.8 million of special charges primarily related to severance and relocation costs associated with our strategic realignment to further strengthen our customer focused go-to-market strategy. In CEE, we recorded special charges of $1.5 million related to lease termination costs in Hungary and associated severance costs.

In fiscal year 2006, we recorded special charges of $13.7 million. We recorded special charges of $11.5 million in the U.S. related to our previously announced strategic realignment of the U.S. sales organization, primarily for severance, relocation and other employee-related costs, including the acceleration of vesting of certain restricted stock awards and consulting services incurred in connection with the realignment project. In addition, we recorded special charges in CEE of $2.2 million. The special charges related primarily to a reduction in the workforce and were for severance costs and related benefits.

Marketable Securities Impairment

In fiscal years 2007 and 2006, we recorded other-than-temporary impairment losses of $4.0 million and $7.3 million, respectively, related to a common stock investment that is classified as available-for-sale on our Consolidated Balance Sheets. The losses were recorded in "Other expense, net."

Gain on Sale of Non-Core Property

In fiscal year 2007, we recorded a gain of $10.2 million related to the sale of non-core property, which consisted of railcars and locomotives. The gain was recorded in "Other expense, net."

53rd Week

Our U.S. and Caribbean operations end their fiscal year on the Saturday closest to December 31, and as a result, a 53rd week is added every five or six years. Fiscal year 2008 consisted of 53 weeks while fiscal years 2007 and 2006 each consisted of 52 weeks. Various estimates and assumptions were made to quantify the impact of the additional week of operations. The table below summarizes the impact of the 53rd week on fiscal year 2008 (in millions):

	53rd Week Impact		
	U.S.	**Caribbean**	**Worldwide**
Net sales	$48.5	$4.2	$52.7
Cost of goods sold	28.4	3.2	31.6
Selling, delivery and administrative expenses	11.3	0.9	12.2
Operating income	8.8	0.1	8.9
Net income			5.7

Operating Results — 2008 compared with 2007

Volume. Sales volume growth (decline) for fiscal years 2008 and 2007 were as follows:

Volume	2008	2007
U.S.	(2.7)%	(1.4)%
CEE	34.7%	49.5%
Caribbean	(3.9)%	(5.0)%
Worldwide	6.8%	7.8%

	2008 Compared to 2007			
Volume Change	U.S.	CEE	Caribbean	Worldwide
Impact of 53rd week	1.4%	—	2.0%	1.1%
Constant territory volume	(4.1)%	2.6%	(5.9)%	(2.5)%
Acquisitions	—	32.1%	—	8.2%
Change in volume	(2.7)%	34.7%	(3.9)%	6.8%

In fiscal year 2008, worldwide volume increased 6.8 percent compared to the prior year. The increase in worldwide volume was primarily due to the incremental impact of acquisitions and constant territory growth in CEE, partly offset by volume declines in the U.S. and the Caribbean.

Volume in the U.S. declined 2.7 percent in fiscal year 2008 compared to fiscal year 2007 due, in part, to a decline in carbonated soft drink volume of 3 percent. Single-serve volume declined 4 percent due mainly to softness in the foodservice and convenience and gas channels. The non-carbonated beverage category declined 8 percent, driven by a 15 percent volume decline in Aquafina due primarily to declines in take-home package and an 11 percent decline in the tea category. The decrease in volume was partly offset by the 53rd week contribution of 1.4 percentage points.

Volume in CEE increased 34.7 percent in fiscal year 2008 compared to fiscal year 2007. The increase was primarily due to the Sandora acquisition, which contributed 32.1 percentage points of the increase. The remaining growth in CEE was led by high single-digit growth in Romania and mid single-digit growth in Poland.

Volume in the Caribbean declined 3.9 percent in fiscal year 2008 compared to fiscal year 2007, driven mainly by a weaker economy and competitive pressures in Puerto Rico, partly offset by volume growth in Jamaica together with the 53rd week contribution of 2.0 percentage points.

Net Sales. Net sales and net pricing statistics for fiscal years 2008 and 2007 were as follows (dollar amounts in millions):

Net Sales	2008	2007	Change
U.S.	$3,429.9	$3,384.9	1.3%
CEE	1,260.9	849.4	48.4%
Caribbean	246.4	245.2	0.5%
Worldwide	$4,937.2	$4,479.5	10.2%

	2008 Compared to 2007			
Net Sales Change	U.S.	CEE	Caribbean	Worldwide
Impact of 53rd week	1.4%	—	1.7%	1.2%
Volume impact *	(3.5)%	2.4%	(5.0)%	(2.1)%
Net price per case, excluding impact of currency translation	4.1%	6.0%	8.2%	4.4%
Currency translation	—	9.4%	(3.3)%	1.6%
Acquisitions	—	32.3%	—	6.1%
Non-core	(0.7)%	(1.7)%	(1.1)%	(1.0)%
Change in net sales	1.3%	48.4%	0.5%	10.2%

* The amounts in this table represent the dollar impact on net sales due to changes in volume and are not intended to equal the absolute change in volume.

Net Pricing Growth **	2008	2007
U.S.	4.1%	5.1%
CEE	12.6%	19.2%
Caribbean	4.6%	5.6%
Worldwide	4.2%	4.8%

** Includes the impact from acquisitions and currency translation on core net sales.

Net sales increased $457.7 million, or 10.2 percent, to $4,937.2 million in fiscal year 2008 compared to $4,479.5 million in fiscal year 2007. The increase was mainly attributable to acquisitions, worldwide increases in net pricing on a local currency basis, the favorable impact of foreign currency translation and the impact of the 53rd week, partly offset by volume declines.

Net sales in the U.S. in fiscal year 2008 increased $45.0 million, or 1.3 percent, to $3,429.9 million from $3,384.9 million in fiscal year 2007. The increase in net sales was primarily due to a 4.1 percent increase in net pricing primarily driven by rate increases to cover higher raw material costs, partly offset by a decline in volume. The 53rd week contributed 1.4 percentage points of the increase.

Net sales in CEE in fiscal year 2008 increased $411.5 million, or 48.4 percent, to $1,260.9 million from $849.4 million in fiscal year 2007. The increase was primarily due to acquisitions, which contributed 32.3 percentage points of the increase. Foreign currency translation contributed 9.4 percentage points to the increase in net sales. The remaining increase in net sales was due to volume growth, partly offset by a decline in non-core sales. Net pricing increased 6.0 percent on a local currency basis, driven by rate increases and product mix.

Net sales in the Caribbean increased $1.2 million, or 0.5 percent, in fiscal year 2008 to $246.4 million from $245.2 million in fiscal year 2007. The increase was a result of an increase in net pricing of 4.6 percent and the 53rd week, which contributed 1.7 percentage points to net sales. The increase in net sales was partly offset by a volume decline of 3.9 percent.

Cost of Goods Sold. Cost of goods sold and cost of goods sold per unit statistics for fiscal years 2008 and 2007 were as follows (dollar amounts in millions):

Cost of Goods Sold	2008	2007	Change
U.S.	$2,015.4	$1,982.0	1.7%
CEE	755.6	491.4	53.8%
Caribbean	184.6	182.8	1.0%
Worldwide	$2,955.6	$2,656.2	11.3%

	2008 Compared to 2007			
Cost of Goods Sold Change	U.S.	CEE	Caribbean	Worldwide
Impact of 53rd week	1.4%	—	1.8%	1.2%
Volume impact *	(3.4)%	2.3%	(5.0)%	(2.1)%
Cost per case, excluding impact of currency translation	4.4%	5.4%	8.4%	4.3%
Currency translation	—	6.9%	(3.3)%	1.0%
Acquisitions	—	41.1%	—	7.6%
Non-core	(0.7)%	(1.9)%	(0.9)%	(0.7)%
Change in cost of goods sold	1.7%	53.8%	1.0%	11.3%

* The amounts in this table represent the dollar impact on cost of goods sold due to changes in volume and are not intended to equal the absolute change in volume.

Cost of Goods Sold per Unit Increase **	2008	2007
U.S	4.4%	5.2%
CEE	17.0%	13.0%
Caribbean	4.9%	5.6%
Worldwide	5.3%	3.9%

** Includes the impact from acquisitions and currency translation on core cost of goods sold.

Cost of goods sold increased $299.4 million, or 11.3 percent, to $2,955.6 million in fiscal year 2008 from $2,656.2 million in fiscal year 2007. This increase was driven primarily by acquisitions, higher raw material costs and the negative impact of foreign currency translation. The 53rd week contributed 1.2 percentage points of the increase. Cost of goods sold per unit increased 5.3 percent during fiscal year 2008 compared to fiscal year 2007.

In the U.S., cost of goods sold increased $33.4 million, or 1.7 percent, to $2,015.4 million in fiscal year 2008 from $1,982.0 million in the prior year. Cost of goods sold per unit increased 4.4 percent in the U.S., primarily due to higher raw material costs, as well as the impact of mix, partly offset by a decline in volume. The 53rd week contributed 1.4 percentage points of the increase.

In CEE, cost of goods sold increased $264.2 million, or 53.8 percent, to $755.6 million in fiscal year 2008, compared to $491.4 million in the prior year. The increase was primarily due to acquisitions, which contributed 41.1 percentage points of the increase, while the impact of foreign currency translation contributed 6.9 percentage points to the increase in cost of goods sold. Cost of goods sold per unit increased 5.4 percent on a local currency basis in fiscal year 2008 compared to fiscal year 2007 due to higher raw material costs.

In the Caribbean, cost of goods sold increased $1.8 million, or 1.0 percent, to $184.6 million in fiscal year 2008, compared to $182.8 million in fiscal year 2007. The increase was mainly driven by an increase in cost of goods sold per unit of 4.9 percent, attributable to higher raw material and energy costs. The 53rd week contributed 1.8 percentage points of the increase.

Selling, Delivery and Administrative Expenses. SD&A expenses and SD&A expense statistics for fiscal years 2008 and 2007 were as follows (dollar amounts in millions):

SD&A Expenses	2008	2007	Change
U.S.	$1,079.8	$1,066.5	1.2%
CEE	346.2	256.0	35.2%
Caribbean	59.4	58.4	1.7%
Worldwide	$1,485.4	$1,380.9	7.6%

	2008 Compared to 2007			
SD&A Expense Change	U.S.	CEE	Caribbean	Worldwide
Impact of 53rd week	1.1%	—	1.5%	0.9%
Cost impact, excluding impact of currency translation	0.1%	7.5%	3.6%	1.6%
Currency translation	—	11.3%	(3.4)%	2.0%
Acquisitions	—	16.4%	—	3.1%
Change in SD&A expense	1.2%	35.2%	1.7%	7.6%

SD&A Expenses as a Percent of Net Sales	2008	2007
U.S.	31.5%	31.5%
CEE	27.5%	30.1%
Caribbean	24.1%	23.8%
Worldwide	30.1%	30.8%

In fiscal year 2008, SD&A expenses increased $104.5 million, or 7.6 percent, to $1,485.4 million from $1,380.9 million in fiscal year 2007. As a percentage of net sales, SD&A expenses decreased to 30.1 percent during the fiscal year 2008, compared to 30.8 percent in fiscal year 2007, caused by the impact of acquisitions and effective cost management.

In the U.S., SD&A expenses increased $13.3 million, or 1.2 percent, to $1,079.8 million in fiscal year 2008, compared to $1,066.5 million in the prior year. SD&A expenses increased during fiscal year 2008 due to an increase in fuel costs, partly offset by favorable compensation and benefit expenses and the impact of productivity initiatives. The 53rd week contributed 1.1 percentage points of the increase.

In CEE, SD&A expenses increased $90.2 million, or 35.2 percent, to $346.2 million from $256.0 million in the prior year. Acquisitions contributed 16.4 percentage points of the increase and foreign currency translation contributed 11.3 percent. As a percentage of net sales, SD&A expense improved to 27.5 percent compared to 30.1 percent during fiscal year 2007, primarily due to lower overall operating costs for Sandora as compared to the other markets in CEE.

In the Caribbean, SD&A expenses increased $1.0 million, or 1.7 percent, to $59.4 million in fiscal year 2008 from $58.4 million in the prior year. The 53rd week contributed 1.5 percentage points of this increase. SD&A expenses as a percentage of net sales of 24.1 percent in fiscal year 2008 was comparable to the prior year results.

Operating Income (Loss). Operating income (loss) for fiscal years 2008 and 2007 was as follows (dollar amounts in millions):

Operating Income (Loss)	2008	2007	Change
U.S.	$324.4	$331.6	(2.2)%
CEE	155.4	100.5	54.6%
Caribbean	(6.6)	4.0	(265.0)%
Worldwide	$473.2	$436.1	8.5%

Operating Income (Loss) Change	2008 Compared to 2007			
	U.S.	CEE	Caribbean	Worldwide
Impact of 53rd week	2.7%	—	2.6%	2.1%
Operating results, excluding impact of currency translation	(4.9)%	6.7%	(269.9)%	(4.6)%
Currency translation	—	17.3%	2.3%	4.0%
Acquisitions	—	30.6%	—	7.0%
Change in operating income (loss)	(2.2)%	54.6%	(265.0)%	8.5%

Operating income increased $37.1 million, or 8.5 percent, to $473.2 million in fiscal year 2008, compared to $436.1 million in fiscal year 2007.

Operating income in the U.S. decreased $7.2 million, or 2.2 percent, to $324.4 million in fiscal year 2008, compared to $331.6 million in fiscal year 2007. The decrease was primarily due to lower volume, higher cost of goods sold, higher SD&A expenses and special charges and adjustments. The decrease was partly offset by increases in net pricing and the contribution from the 53rd week.

Operating income in CEE increased $54.9 million, or 54.6 percent, to $155.4 million in fiscal year 2008, compared to operating income of $100.5 million in fiscal year 2007. This was mainly due to the beneficial impact of acquisitions, foreign currency translation and increases in net pricing on a local currency basis.

Operating income in the Caribbean decreased $10.6 million to an operating loss of $6.6 million in fiscal year 2008, compared to operating income of $4.0 million in fiscal year 2007, due to special charges and higher raw material and energy costs.

Interest Expense, Net and Other Expense, Net. Net interest expense increased $1.9 million in fiscal year 2008 to $111.1 million, compared to $109.2 million in fiscal year 2007. The increase was mainly due to higher overall debt levels related to acquisitions, partly offset by higher interest income.

We recorded other expense, net, of $7.9 million in fiscal year 2008 compared to other expense, net, of $0.6 million reported in fiscal year 2007. Foreign currency transaction gains were $0.5 million in the fiscal year 2008 compared to $0.9 million in fiscal year 2007. The foreign currency transaction gains were offset by other expenses. The prior year results included a $10.2 million gain on the sale of non-core property and a $4.0 million other-than-temporary impairment loss related to a marketable security investment.

Income Taxes. The effective income tax rate, which is income tax expense expressed as a percentage of income from continuing operations before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies, was 30.4 percent in fiscal year 2008, compared to 34.3 percent in fiscal year 2007. The lower tax rate was due primarily to favorable country mix of earnings and the associated lower in-country tax rates. In addition, we recorded favorable adjustments associated with the filing of our 2007 U.S. federal income tax return, an investment tax credit in the Czech Republic and a reduction in accruals for uncertain tax positions. These items provided 1.8 percentage points of favorability to the effective income tax rate in fiscal year 2008.

Minority Interest. We fully consolidated the operating results of Sandora and the Bahamas in our Consolidated Statements of Income. Minority interest represented 40 percent of Sandora results and 30 percent of the Bahamas results attributed to interests owned by others during fiscal years 2008 and 2007.

Equity in Net Loss of Nonconsolidated Companies. In fiscal year 2007, we purchased a 20 percent interest in a joint venture that owns Agrima. Equity in net loss of nonconsolidated companies was $1.1 million in fiscal year 2008.

Loss on Discontinued Operations. In fiscal year 2008, we recorded a charge of $15.0 million ($9.2 million net of taxes) related to revised estimates for the costs of environmental remediation, legal and related administrative costs. In particular, we revised our remediation plans at several sites during the year resulting in a $5.0 million increase in the accrual for remediation costs and a $10.0 million increase in our accrual for legal costs. These legal costs also include defense costs associated with toxic tort matters.

In fiscal year 2007, we recorded a charge of $3.2 million ($2.1 million net of taxes) related to revised estimates for environmental remediation, legal and related administrative costs.

Net Income. Net income increased $14.3 million to $226.4 million in fiscal year 2008, compared to $212.1 million in fiscal year 2007. The 53rd week contributed $5.7 million of the increase. The discussion of our operating results, included above, explains the remainder of the increase in net income.

Operating Results — 2007 compared with 2006

Volume. Sales volume growth (decline) for fiscal years 2007 and 2006 were as follows:

Volume	2007	2006
U.S.	(1.4)%	0.6%
CEE	49.5%	34.5%
Caribbean	(5.0)%	1.6%
Worldwide	7.8%	5.6%

	2007 Compared to 2006			
Volume Change	U.S.	CEE	Caribbean	Worldwide
Constant territory volume	(1.4)%	7.9%	(5.0)%	0.1%
Acquisitions	—	41.6%	—	7.7%
Change in volume	(1.4)%	49.5%	(5.0)%	7.8%

In fiscal year 2007, worldwide volume increased 7.8 percent compared to the prior year. The increase in worldwide volume was attributable to volume growth of 49.5 percent in CEE, due to the incremental impact of acquisitions and constant territory growth, which was partly offset by volume declines in the U.S. and the Caribbean.

Volume in the U.S. declined 1.4 percent compared to fiscal year 2006 due to a decline in carbonated soft drink volume of approximately 4 percent, which was consistent with fiscal year 2006. The non-carbonated beverage category, excluding water, grew approximately 17 percent driven primarily by Trademark Lipton. Aquafina volume grew 1.5 percent in fiscal year 2007. Non-carbonated beverages represented 20 percent of our volume mix during fiscal year 2007 compared to 18 percent in the prior year. Single-serve volume grew 1 percent due mainly to innovation, including Diet Pepsi Max and Mountain Dew Game Fuel, and strong marketing programs.

Volume in CEE increased 49.5 percent in fiscal year 2007 compared to fiscal year 2006. The increase was primarily due to acquisitions, which contributed 41.6 percentage points of the increase. The remaining growth in CEE was due to growth in the non-carbonated beverage category, driven by double-digit growth in Trademark Lipton and juices and single-digit growth in the water category. Carbonated soft drink volume grew in the mid-single digits due to growth in Trademark Pepsi.

Volume in the Caribbean declined 5.0 percent in fiscal year 2007 compared to fiscal year 2006. The volume decline was driven primarily by soft economic conditions and competitive pressures in Puerto Rico, partly offset by volume growth in Jamaica. Carbonated soft drink volume declined 11 percent and was partly offset by double-digit growth in non-carbonated beverages.

Net Sales. Net sales and net pricing statistics for fiscal years 2007 and 2006 were as follows (dollar amounts in millions):

Net Sales	2007	2006	Change
U.S.	$3,384.9	$3,245.8	4.3%
CEE	849.4	484.1	75.5%
Caribbean	245.2	242.5	1.1%
Worldwide	$4,479.5	$3,972.4	12.8%

	2007 Compared to 2006			
Net Sales Change	U.S.	CEE	Caribbean	Worldwide
Volume impact *	(1.2)%	7.1%	(4.3)%	0.1%
Net price per case, excluding impact of currency translation	5.1%	4.6%	6.8%	4.7%
Currency translation	—	15.9%	(1.2)%	1.9%
Acquisitions	—	45.3%	—	5.6%
Non-core	0.4%	2.6%	(0.2)%	0.5%
Change in net sales	4.3%	75.5%	1.1%	12.8%

* The amounts in this table represent the dollar impact on net sales due to changes in volume and are not intended to equal the absolute change in volume.

Net Pricing Growth **	2007	2006
U.S.	5.1%	1.1%
CEE	19.2%	7.2%
Caribbean	5.6%	5.4%
Worldwide	4.8%	0.5%

** Includes the impact from acquisitions and currency translation on core net sales.

Net sales increased $507.1 million, or 12.8 percent, to $4,479.5 million in fiscal year 2007 compared to $3,972.4 million in fiscal year 2006. The increase was primarily due to acquisitions, worldwide rate and mix increases, volume growth in CEE and the favorable impact of foreign currency translation, which added 1.9 percentage points of the increase.

Net sales in the U.S. in fiscal year 2007 increased $139.1 million, or 4.3 percent, to $3,384.9 million from $3,245.8 million in fiscal year 2006. The increase in net sales was due to a 5.1 percent increase in net pricing, driven primarily by rate increases necessary to cover the higher raw material costs, partly offset by a decline in volume. Package mix also positively contributed to net pricing by approximately 1 percent due to stronger single-serve package and non-carbonated beverage performance and lower take-home water volume.

Net sales in CEE in fiscal year 2007 increased $365.3 million, or 75.5 percent, to $849.4 million from $484.1 million in fiscal year 2006. The increase was primarily due to acquisitions, which contributed 45.3 percentage points of the increase. The remainder of the growth was contributed by our existing markets, led by Romania and Poland. Net pricing increased 19.2 percent, driven by the favorable impact of foreign currency translation and improvement in mix.

Net sales in the Caribbean increased $2.7 million, or 1.1 percent, in fiscal year 2007 to $245.2 million from $242.5 million in fiscal year 2006. The increase was a result of an increase in net pricing of 5.6 percent, partly offset by a volume decline of 5.0 percent. The increase in net pricing was driven by both rate and mix increases and from growth in the single-serve package.

Cost of Goods Sold. Cost of goods sold and cost of goods sold per unit statistics for fiscal years 2007 and 2006 were as follows (dollar amounts in millions):

Cost of Goods Sold	2007	2006	Change
U.S.	$1,982.0	$1,891.6	4.8%
CEE	491.4	292.7	67.9%
Caribbean	182.8	180.0	1.6%
Worldwide	$2,656.2	$2,364.3	12.3%

	2007 Compared to 2006			
Cost of Goods Sold Change	U.S.	CEE	Caribbean	Worldwide
Volume impact *	(1.1)%	7.0%	(4.3)%	0.1%
Cost per case, excluding impact of currency translation	5.2%	1.3%	6.8%	4.1%
Currency translation	—	10.4%	(1.2)%	1.2%
Acquisitions	—	46.0%	—	5.7%
Non-core	0.7%	3.2%	0.3%	1.2%
Change in cost of goods sold	4.8%	67.9%	1.6%	12.3%

* The amounts in this table represent the dollar impact on cost of goods sold due to changes in volume and are not intended to equal the absolute change in volume.

Cost of Goods Sold per Unit Increase **	2007	2006
U.S.	5.2%	4.3%
CEE	13.0%	5.4%
Caribbean	5.6%	6.4%
Worldwide	3.9%	3.2%

** Includes the impact from acquisitions and currency translation on core cost of goods sold.

Cost of goods sold increased $291.9 million, or 12.3 percent, to $2,656.2 million in fiscal year 2007 from $2,364.3 million in fiscal year 2006. This increase was driven primarily by the impact of acquisitions, higher raw material costs and the unfavorable impact of foreign currency translation, which added 1.2 percentage points to the increase.

In the U.S., cost of goods sold increased $90.4 million, or 4.8 percent, to $1,982.0 million in fiscal year 2007 from $1,891.6 million in the prior year. Cost of goods sold per unit increased 5.2 percent in the U.S., due to price increases in ingredient costs and a 1 percentage point increase in mix due to a shift to more expensive non-carbonated beverages.

In CEE, cost of goods sold increased $198.7 million, or 67.9 percent, to $491.4 million in fiscal year 2007, compared to $292.7 million in the prior year. Acquisitions contributed 46.0 percentage points of the increase. Constant territory volume growth of 7.9 percent and higher ingredient costs also contributed to the increase in cost of goods sold. The remainder of the increase was mainly due to the unfavorable impact of foreign currency translation, which contributed 10.4 percentage points to the increase in cost of goods sold.

In the Caribbean, cost of goods sold increased $2.8 million, or 1.6 percent, to $182.8 million in fiscal year 2007, compared to $180.0 million in fiscal year 2006. The increase was mainly driven by an increase in cost of goods sold per unit of 5.6 percent, attributable to increases in the price of raw materials, partly offset by a volume decline of 5.0 percent.

Selling, Delivery and Administrative Expenses. SD&A expenses and SD&A expense statistics for fiscal years 2007 and 2006 were as follows (dollar amounts in millions):

SD&A Expenses	2007	2006	Change
U.S.	$1,066.5	$1,012.6	5.3%
CEE	256.0	168.3	52.1%
Caribbean	58.4	57.5	1.6%
Worldwide	$1,380.9	$1,238.4	11.5%

	2007 Compared to 2006			
SD&A Expense Change	U.S.	CEE	Caribbean	Worldwide
Cost impact, excluding impact of currency translation	5.3%	9.4%	2.5%	5.8%
Currency translation	—	13.6%	(0.9)%	1.8%
Acquisitions	—	29.1%	—	3.9%
Change in SD&A expense	5.3%	52.1%	1.6%	11.5%

SD&A Expenses as a Percent of Net Sales	2007	2006
U.S.	31.5%	31.2%
CEE	30.1%	34.8%
Caribbean	23.8%	23.7%
Worldwide	30.8%	31.2%

In fiscal year 2007, SD&A expenses increased $142.5 million, or 11.5 percent, to $1,380.9 million from $1,238.4 million in the previous year. The unfavorable impact of foreign currency translation added 1.8 percentage points of the increase. As a percentage of net sales, SD&A expenses decreased to 30.8 percent in fiscal year 2007, compared to 31.2 percent in fiscal year 2006 due primarily to lower operating costs in Romania.

In the U.S., SD&A expenses increased $53.9 million, or 5.3 percent, to $1,066.5 million in fiscal year 2007, compared to $1,012.6 million in the prior year. As a percentage of net sales, SD&A expenses were 31.5 percent in fiscal year 2007 compared to 31.2 percent in the prior year. SD&A expenses increased in fiscal year 2007 primarily due to higher compensation and benefit costs. In fiscal year 2007, SD&A expenses also included $3.8 million in realized gains from the settlement of derivative financial instruments. These instruments were used to manage the risks associated with the variability in the market price for forecasted purchases of diesel fuel. Comparisons between periods were also impacted by various items in fiscal year 2006, including a $3.7 million benefit recorded as a result of a change in our estimate of healthcare costs and a $9.0 million benefit from lower medical costs, partly offset by a fixed asset charge of $6.5 million for marketing and merchandising equipment.

In CEE, SD&A expenses increased $87.7 million, or 52.1 percent, to $256.0 million from $168.3 million in the prior year. Acquisitions contributed 29.1 percentage points of this increase. The remainder of the increase was due to the unfavorable impact of foreign currency translation, volume growth and higher advertising and marketing expenses. As a percentage of net sales, SD&A expenses improved to 30.1 percent compared to 34.8 percent in the prior year, primarily due to lower overall operating costs in Romania as compared to the other markets in CEE.

In the Caribbean, SD&A expenses increased $0.9 million, or 1.6 percent, to $58.4 million in fiscal year 2007 from $57.5 million in the prior year. SD&A expenses as a percentage of net sales in fiscal year 2007 were essentially flat compared to the prior year.

Operating Income. Operating income for fiscal years 2007 and 2006 was as follows (dollar amounts in millions):

Operating Income	2007	2006	Change
U.S.	$331.6	$330.1	0.5%
CEE	100.5	20.9	380.9%
Caribbean	4.0	5.0	(20.0)%
Worldwide	$436.1	$356.0	22.5%

	2007 Compared to 2006			
Operating Income Change	U.S.	CEE	Caribbean	Worldwide
Operating results, excluding impact of currency translation	0.5%	96.9%	(14.1)%	5.8%
Currency translation	—	113.1%	(5.9)%	6.7%
Acquisitions	—	170.9%	—	10.0%
Change in operating income	0.5%	380.9%	(20.0)%	22.5%

Operating income increased $80.1 million, or 22.5 percent, to $436.1 million in fiscal year 2007, compared to $356.0 million in fiscal year 2006. The favorable impact of foreign currency translation added 6.7 percentage points to the growth in worldwide operating income and acquisitions added 10.0 percentage points of growth.

Operating income in the U.S. increased $1.5 million to $331.6 million in fiscal year 2007, compared to $330.1 million in fiscal year 2006. The increase was due to lower special charges and higher net pricing, partly offset by volume declines, higher cost of goods sold and higher SD&A expenses.

Operating income in CEE increased $79.6 million to $100.5 million in fiscal year 2007, compared to $20.9 million in fiscal year 2006. This increase was primarily due to acquisitions, the beneficial impact of foreign currency, volume growth and increases in net pricing.

Operating income in the Caribbean decreased $1.0 million to $4.0 million in fiscal year 2007, compared to $5.0 million in fiscal year 2006. The decline in operating income was caused by the soft economic environment in Puerto Rico, which was partly offset by operating income growth in Jamaica.

Interest Expense, Net and Other Expense, Net. Net interest expense increased $7.9 million in fiscal year 2007 to $109.2 million, compared to $101.3 million in fiscal year 2006, due primarily to higher interest rates on floating rate debt and higher overall debt levels related to our acquisitions, partly offset by lower interest expense related to our securitization program.

We recorded other expense, net, of $0.6 million in fiscal year 2007 compared to other expense, net, of $11.7 million reported in fiscal year 2006. The decrease in other expense, net, was due primarily to a $10.2 million gain on the sale of non-core property in fiscal year 2007, offset partly by a $4.0 million other-than-temporary impairment related to an equity security investment in Northfield Laboratories, Inc.

Income Taxes. The effective income tax rate, which is income tax expense expressed as a percentage of income from continuing operations before income taxes, minority interest and equity in net earnings of nonconsolidated companies, was 34.3 percent in fiscal year 2007, compared to 37.2 percent in fiscal year 2006. The effective tax rate decreased from the prior year due, in part, to the mix of country results and the associated lower in-country tax rates. The effective income tax rate was also favorably impacted by a reorganization of the legal entity structure in CEE in the second quarter of 2007.

Minority Interest. We fully consolidated the operating results of Sandora and the Bahamas in our Consolidated Statements of Income. Minority interest represented 40 percent of Sandora results and 30 percent of the Bahamas results attributed to interests owned by others during fiscal year 2007.

Equity in Net Earnings of Nonconsolidated Companies. In the second quarter of 2005, we acquired a 49 percent interest in Quadrant-Amroq Bottling Company Limited ("QABCL"), which through its subsidiaries produces, sells and distributes Pepsi and other beverages throughout Romania. Equity in net earnings of nonconsolidated companies was $5.6 million in fiscal year 2006. With the acquisition of the remaining 51 percent, we consolidated QABCL results beginning in the third quarter of fiscal year 2006.

Loss on Discontinued Operations. In fiscal year 2007, we recorded a charge of $3.2 million ($2.1 million net of taxes), related to revised estimates for environmental remediation, legal and related administrative costs.

Net Income. Net income increased $53.8 million to $212.1 million in fiscal year 2007, compared to $158.3 million in fiscal year 2006. The discussion of our operating results, included above, explains the increase in net income.

Liquidity and Capital Resources

Operating Activities. Net cash provided by operating activities of continuing operations increased by $67.1 million to $500.6 million in fiscal year 2008, compared to $433.5 million in fiscal year 2007. This increase can mainly be attributed to the favorable year-over-year benefit from changes in primary working capital, higher net income and reduced cash outlays related to special charges. The changes in primary working capital were attributed to strong management of the components of primary working capital, namely inventory, accounts receivable and accounts payable.

Net cash provided by operating activities was unfavorably impacted by higher compensation-related benefit payments and a year-over-year increase in contributions made to our pension plans. We contributed $4.0 million to our pension plans in fiscal year 2008 compared to $0.9 million in fiscal year 2007. We expect to make contributions of approximately $12 million in fiscal year 2009. Increased pension plan contributions may extend into future years if current market conditions persist or deteriorate further.

Investing Activities. Investing activities during fiscal year 2008 included capital investments of $248.9 million, a decrease of $15.7 million from capital investments of $264.6 million in fiscal year 2007. Capital spending in fiscal year 2009 is expected to be approximately $275 million.

In fiscal year 2007, we entered into a joint venture agreement with PepsiCo to purchase the outstanding common stock of Sandora. Under the terms of the joint venture agreement, we hold a 60 percent interest and PepsiCo holds a 40 percent interest in the joint venture. The preliminary purchase price of $679.4 million increased to $680.4 million as a result of additional payments for acquisition costs in fiscal year 2008. The total purchase price of $680.4 million was net of cash received of $3.0 million. Of the total purchase price, our interest was $408.2 million. Additionally, the joint venture acquired $72.5 million of debt as part of the acquisition, which was retired in fiscal year 2008.

In fiscal year 2007, we purchased a 20 percent interest in a joint venture that owns Agrima, which produces, sells and distributes PepsiCo products and other beverages throughout Bulgaria.

In fiscal year 2005, we acquired 49 percent of the outstanding stock of QABCL for $51.0 million. During fiscal year 2006, we acquired the remaining 51 percent of the outstanding stock of QABCL for $81.9 million, net of $17.0 million cash acquired. We acquired $55.4 million of debt as part of the acquisition. The increased purchase price for the remainder of QABCL was due to the improved operating performance subsequent to the initial acquisition of our 49 percent minority investment.

In fiscal year 2006, we also completed the acquisition of Ardea Beverage Co., the maker of the airforce Nutrisoda line of drinks for $6.6 million. The purchase agreement contained contingent consideration of $3.3 million that was finalized and paid in fiscal year 2007.

Proceeds from the sale of property and equipment in fiscal year 2008 were $7.5 million compared to $29.2 million in fiscal year 2007. In fiscal year 2007, we received proceeds of $20.7 million related to the sale of non-core property, which consisted of railcars and locomotives.

Financing Activities. Our total debt increased $26.2 million to $2,167.3 million as of the end of fiscal year 2008, from $2,141.1 million as of the end of fiscal year 2007. The increase in total debt was driven by our commercial paper borrowings, which were used primarily for general corporate purposes. In fiscal year 2008, we repaid $47.5 million of long-term debt that was acquired as part of the Sandora acquisition. Included in this payment was $2.5 million of prepayment penalty fees. We received $26.0 million from PepsiCo that included its portion of the debt repayment. This cash receipt is reflected in financing activities in the Consolidated Statement of Cash Flows.

In fiscal year 2007, we issued $300 million of notes with a coupon rate of 5.75 percent due July 2012. The securities are unsecured, senior debt obligations and rank equally with all other unsecured and unsubordinated indebtedness. Net proceeds from this transaction were $297.2 million, which reflected the discount reduction of $0.8 million and the debt issuance costs of $2.0 million. The net proceeds from the issuance of the notes were used to fund the acquisition of Sandora, to repay commercial paper and for other general corporate purposes. In fiscal year 2007, we also borrowed $1.0 million in long-term debt in the Bahamas.

In fiscal year 2006, we issued $250 million of notes with a coupon rate of 5.625 percent due May 2011. Net proceeds from this issuance were $247.4 million, which included a reduction for discount and issuance costs. The proceeds from the issuance were used primarily to repay our commercial paper obligations and for other general corporate purposes.

We utilize revolving credit facilities both in the U.S. and in our international operations to fund short-term financing needs, primarily for working capital and general corporate purposes. In the U.S., we have an unsecured revolving credit facility under which we can borrow up to an aggregate of $600 million. The facility is for general corporate purposes, including commercial paper backstop. It is our policy to maintain a committed bank facility as backup financing for our commercial paper program. The interest rates on the revolving credit facility, which expires in 2011, are based primarily on the London Interbank Offered Rate. Accordingly, we have a total of $600 million available under our commercial paper program and revolving credit facility combined. We had $365.0 million of commercial paper borrowings as of the end of fiscal year 2008, compared to $269.5 million as of the end of fiscal year 2007.

Certain wholly-owned subsidiaries maintain operating lines of credit for general operating needs. Interest rates are based primarily upon Interbank Offered Rates for borrowings in the subsidiaries' local currencies. The outstanding balances were $1.6 million and $19.3 million as of the end of fiscal years 2008 and 2007, respectively, and were recorded in "Short-term debt, including current maturities of long-term debt" in the Consolidated Balance Sheets.

We continue to execute our strategy to repurchase shares of our common stock. In fiscal year 2008, our Board of Directors authorized the repurchase of 10 million additional shares under our previously authorized repurchase program. As of the end of fiscal year 2008, 11.5 million shares remained available for repurchase under the 2008 and 2005 authorizations. During fiscal years 2008, 2007 and 2006, we repurchased a total of 5.7 million, 2.7 million and 6.3 million shares of our common stock, respectively, for an aggregate purchase price of $135.0 million, $59.4 million and $150.7 million, respectively.

Our Board of Directors declared quarterly dividends of $0.135 per share on PepsiAmericas common stock for each quarter in fiscal year 2008. We paid cash dividends of $85.0 million in fiscal year 2008, which included $67.3 million for the four quarterly dividends declared in fiscal year 2008, $16.6 million for the fourth quarter of 2007 dividend, and $1.1 million of dividends that were paid as a result of the vesting of restricted stock awards. During fiscal years 2007 and 2006, we paid cash dividends of $65.2 million and $59.3 million, respectively, based on a quarterly dividend rate of $0.13 and $0.125 per share, respectively. As of the end of fiscal year 2008, there was no payable recorded on the Consolidated Balance Sheet for dividends compared to a payable of $16.6 million as of the end of fiscal year 2007. Due to the timing of our fiscal year calendar, we paid the fourth quarter 2008 dividend prior to year-end; whereas, the fourth quarter 2007 dividend was paid in the first quarter of 2008.

In February 2009, we issued $350 million of notes with a coupon rate of 4.375 percent due February 2014. The securities are unsecured and unsubordinated obligations and rank equally in priority with all of our existing and future unsecured and unsubordinated indebtedness. Net proceeds from this transaction were $345.7 million, which reflected the discount reduction of $2.2 million and the debt issuance costs of $2.1 million. The net proceeds from the issuance of the notes were used to repay commercial paper issued by us and for other general corporate purposes.

In March 2009, we gave notice of our intent to terminate our trade receivables securitization program. We believe that the program has become uncompetitive with alternate sources of capital to which we have access. Termination of this program will result in a $150 million increase in trade receivables and a comparable increase in debt on our Consolidated Balance Sheet. Termination of this program will result in a decline in net cash provided by operating activities of $150 million offset by a comparable increase in cash provided by financing activities on our Consolidated Statement of Cash Flows.

Our debt agreements contain a number of covenants that limit, among other things, the creation of liens, sale and leaseback transactions and the general sale of assets. Our revolving credit agreement requires us to maintain an interest coverage ratio. We are in compliance with all of our financial covenants.

Worldwide capital and credit markets, including the commercial paper markets, have recently experienced increased volatility and disruption. Despite this volatility and disruption, we continue to have access to the capital markets, as evidenced by our most recent debt issuance in February 2009. In addition, as noted above, we have a revolving credit facility that acts as a commercial paper backstop. We believe that our operating cash flows are sufficient to fund our existing operations and contractual obligations for the foreseeable future. In addition, we believe that our operating cash flows, available lines of credit, and the potential for additional debt and equity offerings will provide sufficient resources to fund our future growth and expansion, although there can be no assurance that continued or increased volatility and disruption in the worldwide capital and credit markets will not impair our ability to access these markets on terms commercially acceptable. There are a number of options available to us, and we continue to examine the optimal uses of our cash, including reinvesting in our existing business, reducing debt, repurchasing our stock, paying dividends and making acquisitions with an appropriate economic return.

Contractual Obligations

The following table provides a summary of our contractual obligations as of the end of fiscal year 2008 by due date. Long-term debt obligations do not include amounts related to the fair value adjustment for interest rate swaps and unamortized discount from debt issuance. Our short-term and long-term debt, lease commitments, purchase obligations and advertising and exclusivity rights are more fully described in Notes 11, 12 and 20, respectively, in the Notes to the Consolidated Financial Statements. Our interest obligations relate to our contractual obligations under our fixed-rate long-term debt.

	Payments Due by Period						
	Total	2009	2010	2011	2012	2013	Thereafter
Commercial paper and notes payable	$ 366.6	$366.6	$ —	$ —	$ —	$ —	$ —
Long-term debt obligations	1,789.2	155.2	—	250.0	300.0	150.0	934.0
Interest obligations	874.2	93.6	88.8	81.7	74.7	54.1	481.3
Advertising commitments and exclusivity rights	75.8	28.5	19.6	12.1	7.1	3.4	5.1
Raw material purchase obligations	54.8	40.7	12.2	0.2	—	—	1.7
Lease obligations	123.6	23.0	20.1	14.9	9.7	7.5	48.4
Other purchase obligations	9.4	6.5	2.9	—	—	—	—
Total contractual cash obligations	$3,293.6	$714.1	$143.6	$358.9	$391.5	$215.0	$1,470.5

Not included in the table above are contingent payments for uncertain tax positions of $35.8 million. These amounts were not included due to our inability to predict the timing of the settlement of these amounts.

Also not included in the table above is the contribution of approximately $12 million that we expect to make to our pension plans in fiscal year 2009.

Discontinued Operations. We continue to be subject to certain indemnification obligations, net of insurance, under agreements related to previously sold subsidiaries, including indemnification expenses for potential environmental and tort liabilities of these former subsidiaries. There is significant uncertainty in assessing our potential expenses for complying with our indemnification obligations, as the determination of such amounts is subject to various factors, including possible insurance recoveries and the allocation of liabilities among other potentially responsible and financially viable parties. Accordingly, the ultimate settlement and timing of cash requirements related to such indemnification obligations may vary significantly from the estimates included in our financial statements. As of the end of fiscal year 2008, we had recorded $36.1 million in liabilities for future remediation and other related costs arising out of our indemnification obligations. This amount excludes possible insurance recoveries and is determined on an undiscounted cash flow basis. In addition, we have funded coverage pursuant to an insurance policy (the "Finite Funding") purchased in fiscal year 2002, which reduces the cash required to be paid by us for certain environmental sites pursuant to our indemnification obligations. The Finite Funding receivable amount recorded was $9.9 million as of the end of fiscal year 2008, of which $4.2 million is expected to be recovered in 2009 based on our expenditures, and was included as a current asset in the Consolidated Balance Sheet.

In fiscal years 2008 and 2007, we recorded a charge of $15.0 million ($9.2 million net of taxes) and $3.2 million ($2.1 million net of taxes) related to revised estimates for environmental remediation, legal and related administrative costs.

During fiscal years 2008 and 2007, we paid, net of taxes, $9.4 million and $10.4 million, respectively, related to such indemnification obligations, including the offsetting benefit of insurance recovery settlements of $4.5 million and $4.9 million, respectively, on an after-tax basis. We expect to spend approximately $7.6 million on a pretax basis in fiscal year 2009 related to our indemnification obligations, excluding possible insurance recoveries and the benefit of income taxes (See "Environmental Matters" in Item 1 and Note 20 to the Consolidated Financial Statements for further discussion of discontinued operations and related environmental liabilities).

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements, other than in the normal course of business, nor is it our policy to issue guarantees to nonconsolidated affiliates or third parties. For a description of our off-balance sheet arrangements entered into in the normal course of business, see Note 8 "Sales of Receivables," Note 12 "Leases" and Note 20 "Environmental and Other Commitments and Contingencies" in the Notes to the Consolidated Financial Statements.

Critical Accounting Policies

The preparation of our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to use estimates. We base our estimates on historical experience, available information and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in our results for the period in which the actual amounts or revisions become known. Presented in our notes to the Consolidated Financial Statements is a summary of our most significant accounting policies used in the preparation of such statements. Significant estimates in the Consolidated Financial Statements include recoverability of goodwill and intangible assets with indefinite lives, environmental liabilities, income taxes, casualty insurance costs and pension and postretirement benefits, which are described in further detail below:

Recoverability of Goodwill and Intangible Assets with Indefinite Lives. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested annually for impairment or more frequently if events or changes in circumstances indicate that an asset might be impaired.

Goodwill is tested for impairment using a two-step approach at the reporting unit level: U.S., CEE and the Caribbean. First, we estimate the fair value of the reporting units primarily using discounted estimated future cash flows. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test is performed to measure the amount of the potential loss. Goodwill impairment is measured by comparing the "implied fair value" of goodwill with its carrying amount.

Our identified intangible assets with indefinite lives principally arise from the allocation of the purchase price of businesses acquired and consist primarily of trademarks and tradenames and franchise and distribution agreements. Impairment is measured as the amount by which the carrying amount of the intangible asset exceeds its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The impairment evaluation requires the use of considerable management judgment to determine the fair value of goodwill and intangible assets with indefinite lives using discounted future cash flows, including estimates and assumptions regarding the amount and timing of cash flows, cost of capital and growth rates.

In fiscal year 2008, we initiated a strategic restructuring in the Caribbean, which included country-specific changes in the go-to-market strategies and streamlining of selling and delivery activities. As a result in the third quarter, we performed an impairment analysis for goodwill and intangible assets recorded in our Caribbean geographic segment. There was no resulting impairment of goodwill based on our analysis. We recorded an impairment of $2.9 million related to a franchise right intangible asset in a particular market that was part of the restructuring. In the fourth quarter, we performed our annual impairment valuation for goodwill, and there was no resulting impairment of goodwill based on our analysis. If our plans do not yield anticipated results, we anticipate possible future impairments of goodwill in the Caribbean.

We performed our 2008 annual impairment test of our trademark and tradenames in the fourth quarter. The fair values were determined using assumptions regarding volume, average net pricing and inflation. Based on current assumptions, we have estimated that the fair value of our Sandora brand trademark and tradename intangible asset exceeds its carrying amount. This assessment was made using management's judgment regarding expected future results associated with our current plans. Changing market conditions brought about by the current economic environment may cause some of our anticipated plans to change. We will continue to closely monitor these assets for any potential impairment, which may be brought about by significant changes in market conditions.

Environmental Liabilities. We continue to be subject to certain indemnification obligations under agreements related to previously sold subsidiaries, including potential environmental liabilities (see "Environmental Matters" in Item 1 and Note 20 to the Consolidated Financial Statements for further discussion). We have recorded our best estimate of our probable liability under those indemnification obligations. The estimated indemnification liabilities include expenses for the remediation of identified sites, payments to third parties for claims and expenses (including product liability and toxic tort claims), administrative expenses, and the expense of on-going evaluations and litigation. Such estimates and the recorded liabilities are subject to various factors, including possible insurance recoveries, the allocation of liability among other potentially responsible parties, the advancement of technology for means of remediation, possible changes in the scope of work at the contaminated sites, as well as possible changes in related laws, regulations, and agency requirements. We do not discount environmental liabilities. In fiscal year 2008, we recorded a charge of $15.0 million ($9.2 million net of taxes) related to revised estimates for the costs of environmental remediation, legal and related administrative costs. In particular, we revised our remediation plans at several sites during the quarter resulting in an increase in the accrual for remediation costs of $5.0 million, and we increased our accrual for legal costs by $10.0 million. These legal costs include defense costs associated with toxic tort matters.

Income Taxes. Our effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We have established valuation allowances against a portion of the foreign net operating losses and state-related net operating losses to reflect the uncertainty of our ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of our net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such realization may differ. The valuation allowance can also be impacted by changes in tax regulations.

Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using management's best judgment and adjust these liabilities as warranted by changing facts and circumstances. A change in our uncertain tax positions, in any given period, could have a significant impact on our results of operations and cash flows for that period.

The effective income tax rate, which is income tax expense expressed as a percentage of income from continuing operations before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies, was 30.4 percent in fiscal year 2008 compared to 34.3 percent in fiscal year 2007. The lower tax rate was due primarily to favorable country mix of earnings and the associated lower in-country tax rates. In addition, we recorded favorable adjustments associated with the filing of our 2007 U.S. federal income tax return, an investment tax credit in the Czech Republic and a reduction in accruals for uncertain tax positions.

Casualty Insurance Costs. Due to the nature of our business, we require insurance coverage for certain casualty risks. We are self-insured for workers compensation, product and general liability up to $1 million per occurrence and automobile liability up to $2 million per occurrence. The casualty insurance costs for our self-insurance program represent the ultimate net cost of all reported and estimated unreported losses incurred during the fiscal year. We do not discount casualty insurance liabilities.

Our liability for casualty costs is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency based on the best data available to us. These estimates, however, are also subject to a significant degree of inherent variability. We evaluate these estimates on an annual basis and we believe that they are appropriate and within acceptable industry ranges, although an increase or decrease in the estimates or economic events outside our control could have a material impact on our results of operations and cash flows. Accordingly, the ultimate settlement of these costs may vary significantly from the estimates included in our Consolidated Financial Statements.

Pension and Postretirement Benefits. Our pension and other postretirement benefit obligations and related costs are calculated using actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of plan expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover, health care cost trends and rate of compensation increases.

The discount rate is used to calculate the present value of expected future pension and postretirement cash flows as of the measurement date. The guideline for establishing this rate is high-quality, long-term bond rates. A lower discount rate increases the present value of benefit obligations and increases pension expense. The expected long-term rate of return on plan assets is based on current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower-than-expected rate of return on pension plan assets will increase pension expense. A 100 basis point increase in the discount rate would decrease our annual pension expense by $2.4 million. A 100 basis point decrease in the discount rate would increase our annual pension expense by $2.7 million. A 100 basis point increase in our expected return on plan assets would decrease our annual pension expense by $1.9 million. A 100 basis point decrease in our expected return on plan assets would increase our annual pension expense by $1.9 million. See Note 15 to the Consolidated Financial Statements for additional information regarding these assumptions.

Related Party Transactions

Transactions with PepsiCo

PepsiCo is considered a related party due to the nature of our franchise relationship and PepsiCo's ownership interest in us. As of the end of fiscal year 2008, PepsiCo beneficially owned approximately 43 percent of PepsiAmericas' outstanding common stock. These shares are subject to a shareholder agreement with our company. As of the end of fiscal years 2008 and 2007, net amounts due from PepsiCo were $5.2 million and $3.1 million, respectively. During fiscal year 2008, approximately 80 percent of our total net sales were derived from the sale of PepsiCo products. We have entered into transactions and agreements with PepsiCo from time to time, and we expect to enter into additional transactions and agreements with PepsiCo in the future. Significant agreements and transactions between our company and PepsiCo are described below.

Pepsi franchise agreements are subject to termination only upon failure to comply with their terms. Termination of these agreements can occur as a result of any of the following: our bankruptcy or insolvency; change of control of greater than 15 percent of any class of our voting securities; untimely payments for concentrate purchases; quality control failure; or failure to carry out the approved business plan communicated to PepsiCo.

Bottling Agreements and Purchases of Concentrate and Finished Product. We purchase concentrates from PepsiCo and manufacture, package, sell and distribute cola and non-cola beverages under various bottling agreements with PepsiCo. These agreements give us the right to manufacture, package, sell and distribute beverage products of PepsiCo in both bottles and cans as well as fountain syrup in specified territories. These agreements include a Master Bottling Agreement and a Master Fountain Syrup Agreement for beverages bearing the "Pepsi-Cola" and "Pepsi" trademarks, including Diet Pepsi in the United States. The agreements also include bottling and distribution agreements for non-cola products in the United States, and international bottling agreements for countries outside the United States. These agreements provide PepsiCo with the ability to set prices of concentrates, as well as the terms of payment and other terms and conditions under which we purchase such concentrates. In addition, we bottle water under the "Aquafina" trademark pursuant to an agreement with PepsiCo that provides for payment of a royalty fee to PepsiCo. We also purchase finished beverage products from PepsiCo and certain of its affiliates, including tea, concentrate and finished beverage products from a Pepsi/Lipton partnership, as well as finished beverage products from a PepsiCo/Starbucks partnership. The table below summarizes amounts paid to PepsiCo for purchases of concentrate, finished beverage products, finished snack food products and Aquafina royalty fees, which are included in cost of goods sold.

Bottler Incentives and Other Support Arrangements. We share a business objective with PepsiCo of increasing availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo provides us with various forms of bottler incentives to promote its brands. The level of this support is negotiated regularly and can be increased or decreased at the discretion of PepsiCo. To support volume and market share growth, the bottler incentives cover a variety of initiatives, including direct marketplace, shared media and advertising support. Worldwide bottler incentives from PepsiCo totaled approximately $248.7 million, $231.2 million and $226.8 million for the fiscal years ended 2008, 2007 and 2006, respectively. There are no conditions or requirements that could result in the repayment of any support payments we received.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," bottler incentives that are directly attributable to incremental expenses incurred are reported as either an increase to net sales or a reduction to SD&A expenses, commensurate with the recognition of the related expense. Such bottler incentives include amounts received for direct support of advertising commitments and exclusivity agreements with various customers. All other bottler incentives are recognized as a reduction of cost of goods sold when the related products are sold based on the agreements with vendors. Such bottler incentives primarily include base level funding amounts which are fixed based on the previous year's volume and variable amounts that are reflective of the current year's volume performance.

PepsiCo also provided indirect marketing support to our marketplace, which consisted primarily of media expenses. This indirect support was not reflected or included in our Consolidated Financial Statements, as these amounts were paid directly by PepsiCo.

Manufacturing and National Account Services. Pursuant to the Master Fountain Syrup Agreement, we provide manufacturing services to PepsiCo in connection with the production of certain finished beverage products, and also provide certain manufacturing, delivery and equipment maintenance services to PepsiCo's national account customers. Net amounts paid or payable by PepsiCo to us for manufacturing and national account services are summarized in the table below.

Sandora Joint Venture. We are party to a joint venture agreement with PepsiCo pursuant to which we hold the outstanding common stock of Sandora, LLC, the leading juice company in Ukraine. We hold a 60 percent interest in the joint venture and PepsiCo holds a 40 percent interest. In fiscal year 2008, we repaid $47.5 million of long-term debt that was acquired as part of the Sandora acquisition. As a part of this transaction, we received $26.0 million of cash from PepsiCo that included its portion of the debt repayment. The joint venture financial statements have been consolidated in our Consolidated Financial Statements.

Other Transactions. PepsiCo provides procurement services to us pursuant to a shared services agreement. Under this agreement, PepsiCo acts as our agent and negotiates with various suppliers the cost of certain raw materials by entering into raw material contracts on our behalf. The raw material contracts obligate us to purchase certain minimum volumes. PepsiCo also collects and remits to us certain rebates from the various suppliers related to our procurement volume. In addition, PepsiCo executes certain derivative contracts on our behalf and in accordance with our hedging strategies. Payments to PepsiCo for procurement services are reflected in the table below.

In summary, the Consolidated Statements of Income include the following income and (expense) transactions with PepsiCo (in millions):

	2008	2007	2006
Net sales:			
Bottler incentives	$ 34.7	$ 32.9	$ 30.6
Manufacturing and national account services	17.0	19.6	19.3
	$ 51.7	$ 52.5	$ 49.9
Cost of goods sold:			
Purchases of concentrate	$ (923.3)	$(888.2)	$(829.8)
Purchases of finished beverage products	(232.3)	(210.0)	(188.0)
Purchases of finished snack food products	(26.7)	(17.6)	(12.5)
Bottler incentives	190.3	180.7	182.3
Aquafina royalty fees	(46.6)	(54.3)	(50.2)
Procurement services	(4.1)	(3.9)	(3.9)
	$(1,042.7)	$(993.3)	$(902.1)
Selling, delivery and administrative expenses:			
Bottler incentives	$ 23.7	$ 17.6	$ 13.9
Purchases of advertising materials	(2.5)	(2.0)	(1.8)
	$ 21.2	$ 15.6	$ 12.1

Transactions with Bottlers in Which PepsiCo Holds an Equity Interest. We sell finished beverage products to other bottlers, including The Pepsi Bottling Group, Inc. and Pepsi Bottling Ventures LLC, bottlers in which PepsiCo owns an equity interest. These sales occur in instances where the proximity of our production facilities to the other bottlers' markets or lack of manufacturing capability, as well as other economic considerations, make it more efficient or desirable for the other bottlers to buy finished product from us. Our sales to other bottlers, including those in which PepsiCo owns an equity interest, were approximately $210.8 million, $213.0 million and $170.1 million in fiscal years 2008, 2007 and 2006, respectively. Our purchases from such other bottlers were $0.5 million, $0.3 million and $2.0 million in fiscal years 2008, 2007 and 2006, respectively.

Agreements and Relationships with Dakota Holdings, LLC, Starquest Securities, LLC and Mr. Pohlad

Under the terms of the PepsiAmericas merger agreement, Dakota Holdings, LLC ("Dakota"), a Delaware limited liability company whose members at the time of the PepsiAmericas merger included PepsiCo and Pohlad Companies, became the owner of 14,562,970 shares of our common stock, including 377,128 shares purchasable pursuant to the exercise of a warrant. In November 2002, the members of Dakota entered into a redemption agreement pursuant to which the PepsiCo membership interests were redeemed in exchange for certain assets of Dakota. As a result, Dakota became the owner of 12,027,557 shares of our common stock, including 311,470 shares purchasable pursuant to the exercise of a warrant. In June 2003, Dakota converted from a Delaware limited liability company to a Minnesota limited liability company pursuant to an agreement and plan of merger. In January 2006, Starquest Securities, LLC ("Starquest"), a Minnesota limited liability company, obtained the shares of our common stock previously owned by Dakota, including the shares of common stock purchasable upon exercise of the above-referenced warrant, pursuant to a contribution agreement. Such warrant expired unexercised in January 2006, resulting in Starquest holding 11,716,087 shares of our common stock. In February 2008, Starquest acquired an additional 400,000 shares of our common stock pursuant to open market purchases, bringing its holdings to 12,116,087 shares of common stock, or 9.7 percent, as of February 27, 2009. The shares held by Starquest are subject to a shareholder agreement with our company.

Mr. Pohlad, our Chairman and Chief Executive Officer, is the President and the owner of one-third of the capital stock of Pohlad Companies. Pohlad Companies is the controlling member of Dakota. Dakota is the controlling member of Starquest. Pohlad Companies may be deemed to have beneficial ownership of the securities beneficially owned by Dakota and Starquest and Mr. Pohlad may be deemed to have beneficial ownership of the securities beneficially owned by Starquest, Dakota and Pohlad Companies.

Transactions with Pohlad Companies

We own a one-eighth interest in a Challenger aircraft which we own with Pohlad Companies. SD&A expenses we paid to International Jet, a subsidiary of Pohlad Companies, for office and hangar rent, management fees and maintenance in connection with the storage and operation of this corporate jet in fiscal years 2008, 2007 and 2006 were $0.2 million, $0.1 million and $0.2 million, respectively.

Recently Issued Accounting Pronouncements

See Note 1 of the Consolidated Financial Statements for a summary of new accounting pronouncements that may impact our business.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are subject to various market risks, including risks from changes in commodity prices, interest rates and currency exchange rates, which are addressed below. In addition, see Note 13 to the Consolidated Financial Statements.

Commodity Prices. We use commodity inputs such as aluminum for our cans, resin for our PET bottles, natural gas, diesel fuel, unleaded gasoline, high fructose corn syrup and sugar to be used in our operations. These commodities are subject to price fluctuations that may create price risk. Our ability to recover higher product costs through price increases to customers may be limited due to the competitive pricing environment that exists in the soft drink business. With respect to commodity costs included in our product costs, we may enter into firm price commitments for future purchases that enable us to establish a fixed purchase price within a defined time period. We may also use derivative financial instruments to hedge price fluctuations for a portion of anticipated purchases of certain commodities used in our operations. We have policies governing the hedging instruments we may use, including a policy to not enter into derivative contracts for speculative or trading purposes. For derivatives where we cannot achieve hedge accounting, such as hedges of forecasted purchases of diesel fuel, we record changes in the fair value of those instruments on a mark-to-market basis.

As of the end of fiscal year 2008, we had outstanding derivative contracts for anticipated purchases of aluminum and natural gas. As of the end of fiscal year 2007, we had no outstanding hedges.

Interest Rates. During fiscal years 2008 and 2007, the risk from changes in interest rates was not material to our operations because a significant portion of our debt portfolio represented fixed rate obligations. As of the end of fiscal years 2008 and 2007, approximately 20 percent of our debt portfolio was variable rate obligations. Our floating rate exposure relates to changes in the six-month London Interbank Offered Rate ("LIBOR") and the federal funds rate. Assuming consistent levels of floating rate debt with those held as of the end of fiscal years 2008 and 2007, a 50 basis point (0.5 percent) change in each of these rates would have an impact of approximately $3 million and $2 million, respectively, on our annual interest expense. During fiscal years 2008 and 2007, we had cash equivalents throughout the year, principally invested in money market funds, which were most closely tied to the federal funds rate. Assuming a 50 basis point change in the rate of interest associated with our short-term investments, interest income would not have changed by a significant amount.

Currency Exchange Rates. Because we operate outside of the U.S., we are subject to risk resulting from changes in currency exchange rates. Currency exchange rates are influenced by a variety of economic factors including local inflation, growth, interest rates and governmental actions, as well as other factors. In particular, our operations in CEE are subject to currency exchange rate exposure associated with cost of goods sold, particularly concentrate and packaging, which may be purchased in either U.S. dollars or euros. We may use derivative financial instruments to hedge currency exchange rate fluctuations associated with a portion of anticipated raw material purchases. Our investment in markets outside of the U.S. has increased during the past several years and, as such, our exposure to currency risk has increased. Our principal exposures are the Ukrainian hryvnya, Romanian leu and the Polish zloty.

Based on net sales, international operations represented approximately 31 percent and 24 percent of our total operations in fiscal years 2008 and 2007, respectively. Changes in currency exchange rates impact the translation of the operations' results from their local currencies into U.S. dollars. During fiscal years 2008 and 2007, foreign currency had a beneficial impact to net income of $13.4 million and $19.0 million, respectively. If the currency exchange rates had changed by 1 percent in fiscal years 2008 and 2007, we estimate the impact on operating income would have been approximately $3 million and $1 million, respectively. Our estimate reflects the fact that a portion of the international operations costs are denominated in U.S. dollars and euros. This estimate does not take into account the possibility that rates can move in opposite directions and that gains in one category may or may not be offset by losses from another category. As of the end of fiscal year 2008, we had outstanding derivative contracts for anticipated purchases of raw materials for which payment is settled in currencies other than our local operations' functional currency.

Item 8. Financial Statements and Supplementary Data.

See Index to Financial Information on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of January 3, 2009, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended January 3, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of January 3, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on this assessment, management believes that, as of January 3, 2009, our internal control over financial reporting was effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as a part of this audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of PepsiAmericas, Inc.:

We have audited PepsiAmericas, Inc.'s (the Company) internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PepsiAmericas, Inc. and subsidiaries as of the end of fiscal years 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years 2008, 2007 and 2006, and our report dated March 3, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Minneapolis, Minnesota
March 3, 2009

Item 9B. Other Information.

On February 26, 2009, our Board of Directors declared a first quarter 2009 dividend of $0.14 per share on PepsiAmericas common stock. The dividend is payable April 1, 2009 to shareholders of record as of March 13, 2009.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We incorporate by reference the information contained under the captions "Proposal 1: Election of Directors", "Our Board of Directors and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

Pursuant to General Instruction G(3) to the Annual Report on Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding executive officers of PepsiAmericas is provided in Part I of this Annual Report on Form 10-K under separate caption.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. This code of ethics is available on our website at www.pepsiamericas.com and in print upon written request to PepsiAmericas, Inc., 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402, Attention: Investor Relations. Any amendment to, or waiver from, a provision of our code of ethics will be posted to the above-referenced website.

Item 11. Executive Compensation.

We incorporate by reference the information contained under the captions "Our Board of Directors and Committees — Management Resources and Compensation Committee Interlocks and Insider Participation", "Our Board of Directors and Committees — Management Resources and Compensation Committee Report", "Non-Employee Director Compensation" and "Executive Compensation" in our definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate by reference the information contained under the captions "Our Largest Shareholders," "Shares Held by Our Directors and Executive Officers" and "Equity Compensation Plan Information" in our definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

We incorporate by reference the information contained under the captions "Our Board of Directors and Committees" and "Certain Relationships and Related Transactions" in our definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

Item 14. Principal Accountant Fees and Services.

We incorporate by reference the information contained under the caption "Proposal 3: Ratification of Appointment of Independent Registered Public Accountants" in our definitive proxy statement for the annual meeting of shareholders to be held May 7, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) See Index to Financial Information on page F-1 and Exhibit Index on page E-1.

(b) See Exhibit Index on page E-1.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 4th day of March 2009.

PEPSIAMERICAS, INC.

By: /s/ ALEXANDER H. WARE

Alexander H. Ware
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 4th day of March 2009.

Signature	Title
/s/ ROBERT C. POHLAD Robert C. Pohlad	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)
/s/ ALEXANDER H. WARE Alexander H. Ware	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ TIMOTHY W. GORMAN Timothy W. Gorman	Senior Vice President and Controller (Principal Accounting Officer)
* /s/ HERBERT M. BAUM Herbert M. Baum	Director
* /s/ RICHARD G. CLINE Richard G. Cline	Director
* /s/ MICHAEL J. CORLISS Michael J. Corliss	Director
* /s/ PIERRE S. DU PONT Pierre S. du Pont	Director
* /s/ ARCHIE R. DYKES Archie R. Dykes	Director
* /s/ JAROBIN GILBERT, JR. Jarobin Gilbert, Jr.	Director
* /s/ JAMES R. KACKLEY James R. Kackley	Director
* /s/ MATTHEW M. MCKENNA Matthew M. McKenna	Director
* /s/ DEBORAH E. POWELL Deborah E. Powell	Director

*By: /s/ ALEXANDER H. WARE

Alexander H. Ware
Attorney-in-Fact
March 4, 2009

PEPSIAMERICAS, INC.

FINANCIAL INFORMATION

FOR INCLUSION IN ANNUAL REPORT ON FORM 10-K

FISCAL YEAR 2008

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PEPSIAMERICAS, INC.

Index to Financial Information

Financial Statement Schedules:

Financial statement schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or accompanying notes

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of PepsiAmericas, Inc.:

We have audited the accompanying consolidated balance sheets of PepsiAmericas, Inc. and subsidiaries (the Company) as of the end of fiscal years 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive (loss) income, and cash flows for each of the fiscal years 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of the end of fiscal years 2008 and 2007, and the results of their operations and their cash flows for each of the fiscal years 2008, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 3, 2009, based on the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota
March 3, 2009

PEPSIAMERICAS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

Fiscal Years	2008	2007	2006
Net sales	$4,937.2	$4,479.5	$3,972.4
Cost of goods sold	2,955.6	2,656.2	2,364.3
Gross profit	1,981.6	1,823.3	1,608.1
Selling, delivery and administrative expenses	1,485.4	1,380.9	1,238.4
Special charges and adjustments	23.0	6.3	13.7
Operating income	473.2	436.1	356.0
Interest expense, net	111.1	109.2	101.3
Other expense, net	7.9	0.6	11.7
Income from continuing operations before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies	354.2	326.3	243.0
Income taxes	107.8	112.0	90.5
Minority interest	(9.7)	(0.1)	0.2
Equity in net (loss) earnings of nonconsolidated companies	(1.1)	—	5.6
Income from continuing operations	235.6	214.2	158.3
Loss from discontinued operations, net of tax	9.2	2.1	—
Net income	$ 226.4	$ 212.1	$ 158.3
Weighted average common shares:			
Basic	125.2	126.7	127.9
Incremental effect of stock options and awards	2.0	2.5	1.9
Diluted	127.2	129.2	129.8
Earnings per share:			
Basic:			
Income from continuing operations	$ 1.88	$ 1.69	$ 1.24
Loss from discontinued operations	(0.07)	(0.02)	—
Total	$ 1.81	$ 1.67	$ 1.24
Diluted:			
Income from continuing operations	$ 1.85	$ 1.66	$ 1.22
Loss from discontinued operations	(0.07)	(0.02)	—
Total	$ 1.78	$ 1.64	$ 1.22
Cash dividends declared per share	$ 0.54	$ 0.52	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

PEPSIAMERICAS, INC.

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

As of Fiscal Year End	2008	2007
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 242.4	$ 189.7
Receivables, net of allowance of $13.5 million and $14.7 million, respectively	305.5	330.6
Inventories:		
Raw materials and supplies	117.2	144.5
Finished goods	121.3	143.2
Total inventories	238.5	287.7
Other current assets	119.7	114.1
Total current assets	906.1	922.1
Property and equipment:		
Land	84.1	78.5
Buildings and improvements	524.9	508.2
Machinery and equipment	2,301.1	2,263.8
Total property and equipment	2,910.1	2,850.5
Less: accumulated depreciation	(1,554.4)	(1,520.9)
Net property and equipment	1,355.7	1,329.6
Goodwill	2,244.6	2,432.7
Intangible assets, net	498.6	545.6
Other assets	49.1	78.0
Total assets	$ 5,054.1	$ 5,308.0
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Short-term debt, including current maturities of long-term debt	$ 525.0	$ 337.6
Payables	203.4	224.0
Accrued expenses:		
Salaries and wages	71.3	93.3
Customer incentives	86.9	88.8
Interest	25.3	26.6
Other	136.3	132.3
Total current liabilities	1,048.2	902.6
Long-term debt	1,642.3	1,803.5
Deferred income taxes	237.6	282.5
Minority interest	307.1	273.4
Other liabilities	295.0	187.7
Total liabilities	3,530.2	3,449.7
Shareholders' equity:		
Preferred stock ($0.01 par value, 12.5 million shares authorized, no shares issued)	—	—
Common stock ($0.01 par value, 350 million shares authorized, 137.6 million shares issued — 2008 and 2007)	1,296.9	1,292.7
Retained income	828.2	670.9
Accumulated other comprehensive (loss) income	(276.9)	98.8
Treasury stock, at cost (14.5 million shares and 9.5 million shares, respectively)	(324.3)	(204.1)
Total shareholders' equity	1,523.9	1,858.3
Total liabilities and shareholders' equity	$ 5,054.1	$ 5,308.0

The accompanying notes are an integral part of these consolidated financial statements.

PEPSIAMERICAS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Fiscal Years	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 226.4	$ 212.1	$ 158.3
Loss from discontinued operations	9.2	2.1	—
Income from continuing operations	235.6	214.2	158.3
Adjustments to reconcile to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	204.3	204.4	193.4
Deferred income taxes	(0.4)	6.1	(2.5)
Special charges and adjustments	23.0	6.3	13.7
Cash outlays related to special charges	(6.7)	(14.3)	(2.6)
Pension contributions	(4.0)	(0.9)	(10.0)
Equity in net loss (earnings) of nonconsolidated companies	1.1	—	(5.6)
Excess tax benefits from share-based payment arrangements	(1.0)	(12.5)	(6.8)
Gain on sale of non-core property	—	(10.2)	—
Marketable securities impairment	—	4.0	7.3
Minority interest	9.7	0.1	(0.2)
Other	22.9	28.5	17.5
Changes in assets and liabilities, exclusive of acquisitions:			
Increase in receivables	(7.8)	(30.0)	(37.0)
Decrease (increase) in inventories	29.2	(19.3)	(24.2)
Increase in payables	7.8	23.5	0.5
Net change in other assets and liabilities	(13.1)	33.6	42.0
Net cash provided by operating activities of continuing operations	500.6	433.5	343.8
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital investments	(248.9)	(264.6)	(169.3)
Franchises and companies acquired, net of cash acquired	(1.0)	(682.7)	(88.5)
Proceeds from sales of property and equipment	7.5	29.2	9.7
Proceeds from sales of investments	0.2	—	0.9
Purchase of equity investment	—	(2.3)	—
Net cash used in investing activities	(242.2)	(920.4)	(247.2)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings of short-term debt	75.3	105.9	13.6
Proceeds from issuance of long-term debt	—	298.2	247.4
Repayment of long-term debt	(47.5)	(39.0)	(185.8)
Excess tax benefits from share-based payment arrangements	1.0	12.5	6.8
Contribution from joint venture minority shareholder	26.0	271.8	—
Issuance of common stock	3.1	61.1	24.9
Treasury stock purchases	(135.0)	(59.4)	(150.7)
Cash dividends	(85.0)	(65.2)	(59.3)
Net cash (used in) provided by financing activities	(162.1)	585.9	(103.1)
Net operating cash flows used in discontinued operations	(9.4)	(10.4)	(11.1)
Effects of exchange rate changes on cash and cash equivalents	(34.2)	8.0	(5.3)
Change in cash and cash equivalents	52.7	96.6	(22.9)
Cash and cash equivalents as of beginning of fiscal year	189.7	93.1	116.0
Cash and cash equivalents as of end of fiscal year	$ 242.4	$ 189.7	$ 93.1

The accompanying notes are an integral part of these consolidated financial statements.

PEPSIAMERICAS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
(in millions)

	Common Stock		Retained Income	Unearned Stock-Based Compensation	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
As of Fiscal Year End 2005	137.6	$1,267.1	$432.0	$(16.5)	$ (25.1)	(4.6)	$ (88.2)	$1,569.3
Comprehensive income:								
Net income			158.3					158.3
Foreign currency translation adjustment					40.7			40.7
Unrealized loss on securities					(4.1)			(4.1)
Unrealized loss on derivative instruments					(0.9)			(0.9)
Minimum pension liability adjustment					(12.1)			(12.1)
Total comprehensive income								181.9
Adjustment from the adoption of SFAS No. 158, net of tax					23.2			23.2
Treasury stock purchases						(6.3)	(150.7)	(150.7)
Stock compensation plans		16.3		16.5		0.3	13.0	45.8
Dividends declared			(64.9)					(64.9)
As of Fiscal Year End 2006	137.6	$1,283.4	$525.4	$ —	$ 21.7	(10.6)	$(225.9)	$1,604.6
Comprehensive income:								
Net income			212.1					212.1
Foreign currency translation adjustment					66.6			66.6
Unrealized loss on securities					(0.3)			(0.3)
Unrealized gain on derivative instruments					0.6			0.6
Change in unrecognized pension and postretirement cost					10.2			10.2
Total comprehensive income								289.2
Adjustment from the adoption of FIN 48			0.6					0.6
Treasury stock purchases						(2.7)	(59.4)	(59.4)
Stock compensation plans		9.3				3.8	81.2	90.5
Dividends declared			(67.2)					(67.2)
As of Fiscal Year End 2007	137.6	$1,292.7	$670.9	$ —	$ 98.8	(9.5)	$(204.1)	$1,858.3
Comprehensive income:								
Net income			226.4					226.4
Foreign currency translation adjustment					(305.4)			(305.4)
Unrealized gain on securities					0.1			0.1
Unrealized loss on derivative instruments					(17.2)			(17.2)
Change in unrecognized pension and postretirement cost					(53.3)			(53.3)
Total comprehensive loss								(149.4)
Adjustment from the adoption of SFAS No. 158, net of tax			(0.2)		0.1			(0.1)
Treasury stock purchases						(5.7)	(135.0)	(135.0)
Stock compensation plans		4.2				0.7	14.8	19.0
Dividends declared			(68.9)					(68.9)
As of Fiscal Year End 2008	137.6	$1,296.9	$828.2	$ —	$(276.9)	(14.5)	$(324.3)	$1,523.9

The accompanying notes are an integral part of these consolidated financial statements.

PEPSIAMERICAS, INC.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of operations. PepsiAmericas, Inc. (referred to herein as "PepsiAmericas," "we," "our," or "us") manufactures, distributes and markets a broad portfolio of beverage products in the United States ("U.S."), Central and Eastern Europe ("CEE") and the Caribbean. We operate under exclusive franchise agreements with soft drink concentrate producers, including master bottling and fountain syrup agreements with PepsiCo, Inc. ("PepsiCo") for the manufacture, packaging, sale and distribution of PepsiCo branded products. There are similar agreements with other companies whose brands we produce and distribute. The franchise agreements, in most instances, exist in perpetuity and contain operating and marketing commitments and conditions for termination. In some territories we distribute our own brands, such as Sandora, Sadochok and Toma.

We distribute beverage products to various customers in our designated territories and through various distribution channels. We are vulnerable to certain concentrations of risk, mostly impacting the brands we sell, as well as the customer base to which we sell, as we are exposed to a risk of loss greater than if we would have mitigated these risks through diversification. Approximately 80 percent of our net sales were derived from brands that we bottle under licenses from PepsiCo or PepsiCo joint ventures. Wal-Mart Stores, Inc. is our largest customer which constituted 14.9 percent, 13.6 percent and 11.8 percent of our net sales in our U.S. operations for fiscal years 2008, 2007 and 2006, respectively.

Principles of consolidation. The Consolidated Financial Statements include all wholly and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We have an ownership interest in a joint venture that owns Sandora LLC ("Sandora"), which is considered a variable interest entity. Under the terms of the joint venture agreement, we hold a 60 percent interest and PepsiCo holds a 40 percent interest in the joint venture. Pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46(R)"), "Consolidation of Variable Interest Entities", PepsiAmericas was determined to be the primary beneficiary and, therefore, the joint venture financial statements have been consolidated in our financial statements. Due to the timing of the receipt of available financial information, the results of Quadrant-Amroq Bottling Company Limited ("QABCL" or "Romania") and Sandora are recorded on a one-month lag basis.

The equity investment in Agrima JSC ("Agrima") was recorded under the equity method in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock." Due to the timing of the receipt of available financial information, we record equity in net (loss) earnings on a one-quarter lag basis.

Use of accounting estimates. The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, casualty insurance costs, goodwill, intangible assets, and other long-lived assets, legal contingencies, and assumptions used in the calculation of income taxes, and retirement and other postretirement benefits, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatility in foreign currency and commodities, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Fiscal year. Our U.S. and Caribbean operations report using a fiscal year that consists of 52 or 53 weeks ending on the Saturday closest to December 31. Our 2008 fiscal year consisted of 53 weeks and ended on January 3, 2009. Our 2007 and 2006 fiscal years consisted of 52 weeks ended December 29, 2007 and December 30, 2006, respectively.

Beginning in fiscal year 2007, our Caribbean operations aligned their reporting calendar with our U.S. operations. Previously, our Caribbean operations' fiscal years ended on December 31. The change to the Caribbean fiscal year was not material to our Consolidated Financial Statements. Our CEE operations' fiscal year ends on December 31 and therefore, are not impacted by the 53rd week.

Cash and cash equivalents. Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

Sale of receivables. Our U.S. subsidiaries sell their receivables to Whitman Finance, a special purpose entity and wholly-owned subsidiary, which in turn sells an undivided interest in a revolving pool of receivables to a major U.S. financial institution. The sale of receivables is accounted for under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

Inventories. Inventories are recorded at the lower of cost or net realizable value. Inventory is valued using the average cost method.

Derivative financial instruments. Due to fluctuations in market prices for certain commodities, we use derivative financial instruments to hedge against volatility in future cash flows related to anticipated purchases of commodities and to hedge against the risk of adverse movements in interest rates and foreign currency exchange rates. We may use derivative financial instruments to lock interest rates on future debt issues and to convert fixed rate debt to floating rate debt. We also use derivatives related to anticipated purchases of raw materials for which payment of those purchases is in a currency other than the subsidiary's functional currency. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.

All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability ("fair value hedge"), a hedge of a forecasted transaction ("cash flow hedge"), or they are not designated as a hedge.

For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For derivative instruments that hedge interest rate risk, the fair value adjustments are recorded in "Interest expense, net," in the Consolidated Statements of Income.

For a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument that are highly effective are deferred in "Accumulated other comprehensive (loss) income" until the underlying hedged item is recognized in earnings. The applicable gain or loss recognized in earnings is recorded consistent with the expense classification of the underlying hedged item. If a fair value or cash flow hedge were to cease to qualify for hedge accounting or be terminated, it would continue to be carried on the Consolidated Balance Sheets at fair value until settled, but hedge accounting would be discontinued prospectively. If a forecasted transaction was no longer probable of occurring, amounts previously deferred in "Accumulated other comprehensive (loss) income" would be recognized immediately in earnings.

We may also enter into derivative instruments for which hedge accounting is not elected, because they are entered into to offset changes in the value of an underlying transaction recognized in earnings. These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.

Cash received or paid upon settlement of derivative financial instruments designated as cash flow hedges or fair value hedges are classified in the same category as the cash flows from items being hedged in the Consolidated Statements of Cash Flows. Cash flows from the settlement of commodity, foreign currency exchange rate and interest rate derivative instruments are included in "Cash flows from operating activities" in the Consolidated Statements of Cash Flows.

Property and equipment. Depreciation is computed on the straight-line method. When property is sold or retired, the cost and accumulated depreciation are eliminated from the accounts and gains or losses are recorded in operating income. Expenditures for maintenance and repairs are expensed as incurred. Generally, the estimated useful lives of depreciable assets are 15 to 40 years for buildings and improvements and 5 to 13 years for machinery and equipment.

Goodwill and intangible assets. Goodwill and intangible assets with indefinite lives are not amortized, but instead tested annually for impairment or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is tested for impairment using a two-step approach at the reporting unit level: U.S., CEE, and the Caribbean. First, we estimate the fair value of the reporting units primarily using discounted estimated future cash flows. If the carrying amount exceeds the fair value of the reporting unit, the second step of the goodwill impairment test is performed to measure the amount of the potential impairment loss. Goodwill impairment is measured by comparing the "implied fair value" of goodwill with its carrying amount. Our annual impairment evaluation for goodwill was performed in the fourth quarter and no impairment of goodwill was indicated.

Our identified intangible assets with indefinite lives principally arise from the allocation of the purchase price of businesses acquired and consist primarily of franchise and distribution agreements and trademarks and tradenames. Impairment is measured as the amount by which the carrying amount of the intangible asset exceeds its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. Based on our impairment analysis performed in fiscal year 2008, the estimated fair value of our identified intangible assets with indefinite lives exceeded the carrying amount, except as described in Note 4.

The impairment evaluation requires the use of considerable management judgment to determine the fair value of the goodwill and intangible assets with indefinite lives using discounted future cash flows, including estimates and assumptions regarding the amount and timing of cash flows, cost of capital and growth rates.

Our definite lived intangible assets consist primarily of franchise and distribution agreements and customer relationships and lists. We compute amortization of definite lived intangible assets using the straight-line method. The approximate lives used for annual amortization are 20 years for franchise and distribution agreements and 7 to 14 years for customer relationships and lists.

Carrying amounts of long-lived assets. We evaluate the carrying amounts of our long-lived assets by reviewing projected undiscounted cash flows. Such evaluations are performed whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the projected undiscounted cash flows over the estimated remaining lives of the related asset group does not exceed the carrying amount, the carrying amount would be adjusted for the difference between the fair value and the related carrying amount.

Investments. Investments are included in "Other assets" on the Consolidated Balance Sheets and include investments recorded under the equity method, available-for-sale equity securities, securities that are not publicly traded, real estate and other investments. The equity method of accounting is used for investments in affiliated companies which we do not control and in which our interest is generally between 20 and

50 percent. Our share of earnings or losses of affiliated companies is included in the Consolidated Statements of Income. Available-for-sale equity securities are carried at fair value, with unrecognized gains and losses, net of taxes, recorded in "Accumulated other comprehensive (loss) income." Fair values of available-for-sale securities are determined based on prevailing market prices. Unrealized losses determined to be other-than-temporary are recorded in "Other expense, net" on the Consolidated Statements of Income. Securities that are not publicly traded and real estate investments are carried at cost, which management believes is lower than net realizable value.

Environmental liabilities. We are subject to certain indemnification obligations under agreements related to previously sold subsidiaries, including potential environmental liabilities. We have recorded our best estimate of the probable liability under those indemnification obligations. The estimated indemnification liabilities include expenses for the remediation of identified sites, payments to third parties for claims and expenses (including product liability and toxic tort claims), administrative expenses, and the expense of on-going evaluations and litigation. Such estimates and the recorded liabilities are subject to various factors, including possible insurance recoveries, the allocation of liabilities among other potentially responsible parties, the advancement of technology for means of remediation, possible changes in the scope of work at the contaminated sites, as well as possible changes in related laws, regulations, and agency requirements. We do not discount environmental liabilities.

Pension and postretirement benefits. Our pension and other postretirement benefit obligations and related costs are calculated using actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of plan expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover, health care cost trends and rate of compensation increases.

The discount rate is used to calculate the present value of expected future pension and postretirement cash flows as of the measurement date. The guideline for establishing this rate is high-quality, long-term bond rates. A lower discount rate increases the present value of benefit obligations and increases pension expense. The expected long-term rate of return on plan assets is based on current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower-than-expected rate of return on pension plan assets will increase pension expense. See Note 15 to the Consolidated Financial Statements for additional information regarding these assumptions.

Revenue recognition. Revenue is recognized when title to a product is transferred to the customer. Payments made to customers for the exclusive rights to sell our products in certain venues are recorded as a reduction of net sales over the term of the agreement. Customer discounts and allowances are recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" and are reflected as a reduction of net sales based on actual customer sales volume during the period.

Bottler incentives. PepsiCo and other brand owners, at their sole discretion, provide us with various forms of marketing support. To promote volume and market share growth, the marketing support is intended to cover a variety of initiatives, including direct marketplace, shared media and advertising support. There are no conditions or requirements that could result in the repayment of any support payments we have received. Over 94 percent of the bottler incentives received in fiscal year 2008 were from PepsiCo or its affiliates.

In accordance with EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," bottler incentives that are directly attributable to incremental expenses incurred are reported as either an increase to net sales or a reduction to selling, delivery and administrative ("SD&A") expenses, commensurate with the recognition of the related expense. Such bottler incentives include amounts received for direct support of advertising commitments and exclusivity agreements with various customers. All other bottler incentives are recognized as a reduction of cost of goods sold when the related products are sold based on the agreements with vendors. Such bottler incentives primarily include base level funding amounts, which are fixed based on the previous year's volume and variable amounts that are reflective of the current year's volume performance.

The Consolidated Statements of Income include the following bottler incentives recorded as income or as a reduction of expense (in millions):

	2008	2007	2006
Net sales	$ 39.0	$ 36.3	$ 34.2
Cost of goods sold	197.5	188.0	191.7
Selling, delivery and administrative expenses	26.3	20.2	14.9
Total	$262.8	$244.5	$240.8

PepsiCo also provided indirect marketing support to our marketplace, which consisted primarily of media expenses. This indirect support was not reflected or included in our Consolidated Financial Statements, as these amounts were paid directly by PepsiCo. Other brand owners provide similar indirect marketing support.

Advertising and marketing costs. We are involved in a variety of programs to promote our products. Advertising and marketing costs are expensed in the year incurred. Certain advertising and marketing costs incurred by us are partially reimbursed by PepsiCo and other brand owners in the form of marketing support. Advertising and marketing expenses recorded in SD&A expenses were $144.8 million, $128.8 million and $98.7 million in fiscal years 2008, 2007 and 2006, respectively. These amounts are net of bottler incentives of $26.3 million, $20.2 million and $14.9 million in fiscal years 2008, 2007 and 2006, respectively. Prior year amounts have been reclassified to conform to the current year presentation.

Shipping and handling costs. We record shipping and handling costs in SD&A expenses. Such costs totaled $305.3 million, $291.5 million and $278.7 million in fiscal years 2008, 2007 and 2006, respectively.

Casualty insurance costs. Due to the nature of our business, we require insurance coverage for certain casualty risks. We are self-insured for workers compensation, product and general liability up to $1 million per occurrence and automobile liability up to $2 million per occurrence. The casualty insurance costs for our self-insurance program represent the ultimate net cost of all reported and estimated unreported losses incurred during the fiscal year. We do not discount casualty insurance liabilities.

Our liability for casualty costs is estimated using individual case-based valuations and statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are based on the best data available to us. These estimates, however, are also subject to a significant degree of inherent variability. We evaluate these estimates on an annual basis and we believe that they are appropriate and within acceptable industry ranges, although an increase or decrease in the estimates or economic events outside our control could have a material impact on our results of operations and cash flows. Accordingly, the ultimate settlement of these costs may vary significantly from the estimates included in our Consolidated Financial Statements.

Stock-based compensation. We account for stock-based compensation under revised SFAS No. 123, "Share-Based Payment." We used the modified prospective method of adoption of SFAS No. 123(R). We measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. The total cost is reduced for estimated forfeitures over the awards' vesting period and the cost is recognized over the requisite service period. Forfeiture estimates are reviewed on an annual basis. During fiscal years 2008, 2007 and 2006, the forfeiture rate for restricted stock awards was 3.6 percent, 3.6 percent, and 3.3 percent, respectively, and 2.0 percent for stock options during fiscal year 2007 and 2006. No compensation expense was recorded for options in fiscal year 2008 as all options are fully vested.

Income taxes. Our effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We have established valuation allowances against a portion of the foreign net operating losses and state-related net operating losses to reflect the uncertainty of our ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of our net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such realization may differ. The valuation allowance can also be impacted by changes in the tax regulations.

Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using management's best judgment and adjust these liabilities as warranted by changing facts and circumstances. A change in our uncertain tax positions in any given period could have a significant impact on our results of operations and cash flows for that period.

Foreign currency. The assets and liabilities of our operations that have functional currencies other than the U.S. dollar are translated at exchange rates in effect at year end, and income statements are translated at the weighted-average exchange rates for the year. In accordance with SFAS No. 52, "Foreign Currency Translation," gains and losses resulting from the translation of foreign currency financial statements are recorded as a separate component of "Accumulated other comprehensive (loss) income" in the shareholders' equity section of the Consolidated Balance Sheets. Foreign currency transaction gains or losses are credited or charged to earnings as incurred. The recent global financial downturn has led to a high level of volatility in foreign currency exchange rates; that level of volatility may continue and thus adversely impact our business or financial condition.

Earnings per share. Basic earnings per share was based upon the weighted-average number of common shares outstanding. Diluted earnings per share assumed the exercise of all options which are dilutive, whether exercisable or not. The dilutive effects of stock options and non-vested restricted stock awards were measured under the treasury stock method.

As of the end of fiscal years 2008 and 2007, there were no antidilutive options or non-vested restricted stock awards. As of the end of fiscal year 2006, there were 1,337,700 antidilutive shares under outstanding options at a weighted-average exercise price of $22.63 per share and no antidilutive non-vested restricted stock awards.

Reclassifications. Certain amounts in the prior period Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Recently adopted accounting pronouncements. In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements," to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other pronouncements require or permit assets or liabilities to be measured by fair value. SFAS No. 157 was effective at the beginning of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2"), "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. In accordance with this interpretation, we have only adopted the provisions of SFAS No. 157 with respect to our financial assets and financial liabilities that are measured at fair value as of the beginning of fiscal year 2008. The provisions of SFAS No. 157 have not been applied to nonfinancial assets and nonfinancial liabilities. The major categories of nonfinancial assets and nonfinancial liabilities that are measured at fair value, for which we have not applied the provisions of SFAS No. 157, are as follows: reporting units measured at fair value in the first step of a goodwill impairment test, long-lived assets measured at fair value for an impairment assessment, and assets and liabilities acquired as part of a purchase business combination. See Note 14 below for additional disclosures regarding adoption as it pertains to financial assets and liabilities on our Consolidated Balance Sheet.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." We have adopted the recognition and measurement provisions of SFAS No. 158. The recognition provisions required us to fully recognize the funded status associated with our defined benefit plans. The measurement provisions required us to measure our plans' assets and liabilities as of the end of our fiscal year rather than of our former measurement date of September 30. We adopted the measurement date provisions as of the beginning of fiscal year 2008, which decreased retained income by $0.3 million ($0.2 million net of taxes) as of the beginning of fiscal year 2008.

Recently issued accounting pronouncements to be adopted in the future. In December 2007, the FASB issued a revised SFAS No. 141, "Business Combinations." SFAS No. 141(R) amends the guidance relating to the use of the purchase method in a business combination. SFAS No. 141(R) requires that we recognize and measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired business at fair value. SFAS No. 141(R) also requires that we recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition costs to effect the acquisition and any integration costs are no longer considered a component of the cost of the acquisition, but will be expensed as incurred. SFAS No. 141(R) becomes effective with acquisitions occurring on or after the beginning of fiscal year 2009 and early adoption is prohibited.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51," to establish accounting and reporting standards for noncontrolling interests, sometimes called minority interest. SFAS No. 160 requires that the parent report noncontrolling interests in the equity section of the balance sheet but separate from the parent's equity. SFAS No. 160 also requires clear presentation of net income attributable to the parent and the noncontrolling interest on the face of the income statement. All changes in the parent's ownership interest in the subsidiary must be accounted for consistently. Deconsolidation of the subsidiary requires the recognition of a gain or loss using the fair value of the noncontrolling equity investment rather than the carrying value. SFAS No. 160 becomes effective at the beginning of fiscal year 2009 on a prospective basis. We do not expect our adoption of SFAS No. 160 to have a significant impact on our financial statements. In the first quarter of fiscal year 2009, we will include the required disclosures for all periods presented.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 requires that entities provide disclosure regarding how and when an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure provisions of SFAS No. 161 become effective as of the beginning of fiscal year 2009.

2. Investments

Equity securities classified as available-for-sale are carried at fair value and included in "Other assets" in the Consolidated Balance Sheets. Estimated fair values were $1.7 million and $1.6 million as of the end of fiscal years 2008 and 2007, respectively. Unrealized gains and losses representing the difference between carrying amounts and fair value are recorded in the "Accumulated other comprehensive (loss) income" component of shareholders' equity. These unrealized losses, net of taxes, were $0.2 million and $0.3 million as of the end of fiscal years 2008 and 2007, respectively.

As of the end of fiscal year 2008, investments included common stock of Northfield Laboratories, Inc. ("Northfield"). As a result of a significant decline in market valuation of our investment in Northfield, and in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", we adjusted our investment in Northfield in fiscal years 2007 and 2006 to reflect the fair value and recorded these adjustments into income. The realized marketable securities impairment on the Northfield investment resulted in a non-cash charge to income of $4.0 million and $7.3 million in fiscal years 2007 and 2006, respectively.

In fiscal year 2007, we purchased a 20 percent interest in a joint venture that owns Agrima. Agrima produces, sells and distributes PepsiCo branded products and other beverages throughout Bulgaria. This investment was reflected in "Other assets" on the Consolidated Balance Sheet.

3. Acquisitions

In fiscal year 2007, we entered into a joint venture agreement with PepsiCo to purchase the outstanding common stock of Sandora. Under the terms of the joint venture agreement, we hold a 60 percent interest and PepsiCo holds a 40 percent interest in the joint venture. The preliminary purchase price of $679.4 million increased to $680.4 million as a result of additional payments for acquisition costs in fiscal year 2008. The total purchase price of $680.4 million was net of cash received of $3.0 million. Of the total purchase price, our interest was $408.2 million. As part of the acquisition, the joint venture acquired $72.5 million of debt, which was retired in fiscal year 2008.

The following information summarizes the allocation of the final purchase price of the Sandora acquisition (in millions):

Goodwill	$430.6
Trademark and tradenames	116.0
Customer relationships and lists	48.2
Net assets assumed, net of cash acquired	142.5
Deferred tax liabilities	(56.9)
Total	$680.4

In fiscal year 2005, we acquired 49 percent of the outstanding stock of QABCL for $51.0 million. QABCL is a holding company that, through subsidiaries, produces, sells and distributes PepsiCo branded and other beverages throughout Romania with distribution rights in Moldova. In fiscal year 2006, we acquired the remaining 51 percent of the outstanding stock of QABCL for $81.9 million, net of $17.0 million cash acquired. We acquired $55.4 million of debt as part of the acquisition, which was retired in fiscal year 2006. The increase in the purchase price for the remainder of QABCL compared to the original investment was due to the improved operating performance subsequent to the initial acquisition of our 49 percent minority interest.

The following information summarizes the allocation of the purchase price of the QABCL acquisition (in millions):

Goodwill	$ 46.4
Franchise and distribution agreements	92.5
Customer relationships and lists	16.0
Net liabilities assumed, net of cash acquired	(1.9)
Deferred tax liabilities	(20.1)
Total	$132.9

The following unaudited pro forma information is provided for acquisitions assuming the Romania and Sandora acquisitions occurred as of the beginning of fiscal year 2006 (in millions, except per share amounts):

	2007	2006
Net sales	$4,713.3	$4,286.9
Operating income	473.7	402.8
Net income	210.6	151.2
Earnings per share:		
Basic	$ 1.66	$ 1.18
Diluted	1.63	1.16

In fiscal year 2006, we also completed the acquisition of Ardea Beverage Co. ("Ardea"), the maker of the airforce Nutrisoda line of soft drinks, for $6.6 million. The purchase agreement contained contingent consideration that was finalized in fiscal year 2007. The amount of additional consideration paid for Ardea was $3.3 million.

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by geographic segment for fiscal years 2008 and 2007 were as follows (in millions):

	U.S.	CEE	Caribbean	Total
Balance, fiscal year end 2006	$1,825.2	$ 185.7	$16.2	$2,027.1
Acquisitions	—	493.8	—	493.8
Purchase accounting adjustments	(1.1)	(103.4)	(0.3)	(104.8)
Foreign currency translation adjustment	—	16.7	(0.1)	16.6
Balance, fiscal year end 2007	$1,824.1	$ 592.8	$15.8	$2,432.7
Purchase accounting adjustments	0.2	(63.1)	—	(62.9)
Foreign currency translation adjustment	—	(125.1)	(0.1)	(125.2)
Balance, fiscal year end 2008	$1,824.3	$ 404.6	$15.7	$2,244.6

Intangible asset balances as of the end of fiscal years 2008 and 2007 were as follows (in millions):

	2008	2007
Intangible assets subject to amortization:		
Gross carrying amount:		
Trademarks and tradenames	$ —	$109.0
Customer relationships and lists	57.3	56.2
Franchise and distribution agreements	3.3	3.3
Other	2.5	2.9
Total	$ 63.1	$171.4
Accumulated amortization:		
Trademarks and tradenames	$ —	$ (1.2)
Customer relationships and lists	(11.9)	(6.3)
Franchise and distribution agreements	(1.2)	(1.1)
Other	(0.6)	(0.8)
Total	$(13.7)	$ (9.4)
Intangible assets subject to amortization, net	$ 49.4	$162.0
Intangible assets not subject to amortization:		
Franchise and distribution agreements	362.3	383.6
Trademarks and tradenames	86.9	—
Total	$449.2	$383.6
Total intangible assets, net	$498.6	$545.6

Sandora was acquired in fiscal year 2007 by a joint venture in which we hold a 60 percent interest. The process of valuing the assets, liabilities and intangibles acquired in connection with the Sandora acquisition was completed in the second quarter of 2008 and resulted in an allocation of $430.6 million to goodwill, $116.0 million to trademarks and tradenames and $48.2 million to customer relationships and lists. In fiscal year 2007 based on our preliminary valuation, we amortized trademarks and tradenames over 20 to 30 years and the customer relationships and lists over 3 to 10 years. After the final valuation of the assets, liabilities and intangibles was completed, we assigned an indefinite life to the trademarks and tradenames and a useful life of 7 to 10 years for the customer relationships and lists. Amortization expense in fiscal year 2008 included a cumulative benefit of $2.3 million related to the final Sandora valuation.

The process of valuing the assets, liabilities and intangibles acquired in connection with the acquisition of QABCL was completed in the second quarter of 2007 and resulted in an allocation of $46.4 million to goodwill, $92.5 million to franchise and distribution agreements and $16.0 million to customer relationship and lists in CEE. We assigned an indefinite life to the franchise and distribution agreement intangible asset. The customer relationships and lists are being amortized over 8 years.

We increased goodwill by $0.2 million in fiscal year 2008 and reduced goodwill by $0.8 million in fiscal year 2007 due to adjustments associated with net operating loss carryforwards acquired in prior year acquisitions.

In the third quarter of 2008, we initiated a strategic restructuring of the Caribbean operations to streamline operations and improve profitability. In the Bahamas, we no longer produce our products locally but instead utilize a third-party distributor and source our products from other locations. As a result of this change in our business model in that country, the franchise right intangible asset associated with the Bahamas was impaired. We recorded a $2.9 million impairment of the entire franchise right intangible asset, which was included in "Special charges and adjustments" on the Consolidated Statement of Income.

For intangible assets subject to amortization, we calculate amortization expense over the period we expect to receive economic benefit. Total amortization expense was $7.3 million, $6.6 million and $1.2 million in fiscal years 2008, 2007, and 2006, respectively. The increase in amortization expense in fiscal year 2007 was due to the recognition and amortization of intangible assets associated with the Romania and Sandora acquisitions. The estimated aggregate amortization expense over each of the next five years is expected to be $8.5 million per year.

5. Special Charges and Adjustments

2008 Charges. In fiscal year 2008, we recorded special charges and adjustments totaling $23.0 million. We recorded special charges of $16.8 million. In the Caribbean, we recorded $9.0 million of special charges, which consisted of severance and impairment charges that included a $2.9 million impairment charge related to an intangible asset and a $3.0 million impairment of fixed assets. As a result of various realignment initiatives, we recorded special charges of $4.1 million in the U.S. and $1.3 million in CEE related to severance, fixed asset impairment and lease termination costs. We also recorded a legal contingency of $2.4 million in our CEE operations.

In fiscal year 2008, we determined that we had improperly accounted for certain U.S. employee benefit obligations in prior years. Accordingly, we recorded an out-of-period accounting adjustment of $6.2 million to properly state the benefit obligation as of the end of fiscal year 2008. This adjustment was recorded as an increase in "Other current liabilities" in the Consolidated Balance Sheet, and is not included in the special charges table below.

2007 Charges. In fiscal year 2007, we recorded special charges of $6.3 million. In the U.S., we recorded $4.8 million of special charges primarily related to severance and relocation costs associated with our strategic realignment to further strengthen our customer focused go-to-market strategy. In CEE, we recorded special charges of $1.5 million related to lease termination costs in Hungary and associated severance costs.

2006 Charges. In fiscal year 2006, we recorded special charges of $13.7 million. We recorded special charges of $11.5 million in the U.S. related to our previously announced strategic realignment of the U.S. sales organization, primarily for severance, relocation and other employee-related costs, including the acceleration of vesting of certain restricted stock awards and consulting services incurred in connection with the realignment project. In addition, we recorded special charges in CEE of $2.2 million. The special charges related primarily to a reduction in the workforce and were for severance costs and related benefits.

PEPSIAMERICAS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the activity associated with special charges during the periods presented (in millions):

	Beginning of Fiscal Year 2008	Special Charges	Cash Outlays	Application of Non-Cash Special Charges	End of Fiscal Year 2008
2008 Charges					
Employee-related costs	$0.2	$ 7.8	$(5.7)	$ —	$2.3
Lease terminations and other costs	0.9	0.3	(1.0)	—	0.2
Asset write-downs	—	8.7	—	(8.7)	—
Total accrued liabilities	$1.1	$16.8	$(6.7)	$(8.7)	$2.5

	Beginning of Fiscal Year 2007	Special Charges	Cash Outlays	Application of Non-Cash Special Charges	End of Fiscal Year 2007
2007 Charges					
Employee-related costs	$ 9.1	$5.4	$(14.3)	$ —	$0.2
Vesting of restricted stock awards	2.0	—	—	(2.0)	—
Lease terminations and other costs	—	0.9	—	—	0.9
Total accrued liabilities	$11.1	$6.3	$(14.3)	$(2.0)	$1.1

	Beginning of Fiscal Year 2006	Special Charges	Cash Outlays	Application of Non-Cash Special Charges	End of Fiscal Year 2006
2006 Charges					
Employee-related costs	$—	$11.5	$(2.4)	$ —	$ 9.1
Vesting of restricted stock awards	—	2.0	—	—	2.0
Lease terminations and other costs	—	0.1	(0.2)	0.1	—
Asset write-downs	—	0.1	—	(0.1)	—
Total accrued liabilities	$—	$13.7	$(2.6)	$ —	$11.1

The total accrued liabilities remaining as of the end of the fiscal year 2008 were comprised of severance payments, lease terminations and other costs. We expect the remaining liability to be paid using cash from operations during the next 12 months; accordingly, such amounts are classified as "Other current liabilities" in the Consolidated Balance Sheet.

6. Interest Expense, Net

Interest expense, net, was comprised of the following (in millions):

	2008	2007	2006
Interest expense	$117.9	$112.4	$105.2
Interest income	(6.8)	(3.2)	(3.9)
Interest expense, net	$111.1	$109.2	$101.3

7. Income Taxes

Income taxes were comprised of the following (in millions):

	2008	2007	2006
Current:			
Federal	$ 68.1	$ 78.2	$85.2
Foreign	35.3	19.8	1.9
State and local	4.8	7.9	5.9
Total current	108.2	105.9	93.0
Deferred:			
Federal	(1.6)	0.9	(7.4)
Foreign	(0.3)	5.2	4.0
State and local	1.5	—	0.9
Total deferred	(0.4)	6.1	(2.5)
Income tax provision	$107.8	$112.0	$90.5

The U.S. and foreign components of income before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies is set forth in the table below (in millions):

	2008	2007	2006
U.S.	$202.5	$232.5	$231.1
Foreign	151.7	93.8	11.9
	$354.2	$326.3	$243.0

The table below reconciles the income tax provision at the U.S. federal statutory rate to our actual income tax provision (in millions):

	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at the federal statutory rate	$124.0	35.0	$114.2	35.0	$85.1	35.0
State income taxes, net of federal income tax benefit	4.3	1.2	5.8	1.8	6.3	2.6
Foreign rate differential	(21.6)	(6.1)	(8.5)	(2.6)	4.0	1.6
Enacted rate change	—	—	2.0	0.6	—	—
Change in valuation allowance	—	—	—	—	(1.8)	(0.7)
Other items, net	1.1	0.3	(1.5)	(0.5)	(3.1)	(1.3)
Income tax provision	$107.8	30.4	$112.0	34.3	$90.5	37.2

Deferred income taxes are attributable to temporary differences, which exist between the financial statement bases and tax bases of certain assets and liabilities. As of the end of fiscal years 2008 and 2007, deferred income taxes (including discontinued operations) are attributable to (in millions):

	2008	2007
Deferred tax assets:		
Foreign net operating loss and tax credit carryforwards	$ 19.3	$ 23.5
U.S. state net operating loss and tax credit carryforwards	14.9	14.0
Provision for special charges and previously sold businesses	15.2	14.1
Unrealized net losses on investments and cash flow hedges	29.0	14.7
Pension and postretirement benefits	26.9	0.4
Deferred compensation	16.9	25.3
Other	17.0	10.3
Gross deferred tax assets	139.2	102.3
Valuation allowance	(30.4)	(30.2)
Net deferred tax assets	108.8	72.1
Deferred tax liabilities:		
Property	(122.2)	(129.2)
Intangible assets	(201.9)	(202.0)
Other	(1.6)	(2.2)
Total deferred tax liabilities	(325.7)	(333.4)
Net deferred tax liability	$(216.9)	$(261.3)
Net deferred tax liability included in:		
Other current assets	$ 20.7	$ 21.2
Deferred income taxes	(237.6)	(282.5)
Net deferred tax liability	$(216.9)	$(261.3)

In connection with the merger with the former PepsiAmericas, we became the successor to certain U.S. federal, state and foreign net operating losses ("NOLs") and tax credit carryforwards. We have, and continue to generate, NOLs related to certain U.S. states and certain foreign jurisdictions. As of the end of fiscal year 2008, our foreign NOLs amounted to $74.8 million, which expire at various periods from 2009 through 2016, except for $15.2 million that do not expire. Utilization of state NOLs and foreign NOLs is limited by various state and international tax laws. We have provided a valuation allowance against all of our state NOLs and a portion of our foreign NOLs. These valuation allowances reflect the uncertainty of our ability to fully utilize these benefits given the limited carryforward periods permitted by the various taxing jurisdictions.

Deferred taxes are not recognized for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. As of the end of fiscal year 2008, we have cumulative undistributed earnings of $209.2 million.

In fiscal year 2008, we recorded a $0.2 million increase to goodwill related to the settlement of preacquisition tax liabilities in the U.S. In fiscal year 2007, we recorded a $0.8 million decrease to goodwill to record NOLs for the Ardea acquisition.

We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" as of the beginning of fiscal year 2007. As a result of the implementation, we recorded a $0.6 million increase to the beginning balance in retained income on the Consolidated Balance Sheet. As of the beginning of fiscal year 2007, we had approximately $25.9 million of total unrecognized tax benefits. Of this total, $15.4 million (net of the federal income tax benefit on state tax issues and interest) would favorably impact the effective income tax rate in any future period, if recognized.

During fiscal years 2008 and 2007, our gross unrecognized tax benefits decreased by $0.6 and increased by $10.5 million, respectively. Of the 2007 decrease, $6.7 million was due to tax positions from prior periods for which a deferred tax asset was recorded.

The table below reconciles the changes in the gross unrecognized tax benefits for fiscal years 2008 and 2007:

	2008	2007
Balance as of the beginning of fiscal year	$36.4	$25.9
Increases due to tax positions in prior period	0.9	7.8
Decreases due to tax positions in prior period	(2.8)	(0.1)
Increases due to tax positions in current period	2.3	5.2
Lapse of statute of limitations	(1.0)	(2.4)
Balance as of the end of fiscal year	$35.8	$36.4

During fiscal years 2008 and 2007, the net unrecognized tax benefits that impacted our effective tax rate decreased by $1.0 million and increased by $1.6 million, respectively. As of the end of fiscal years 2008 and 2007, we had total unrecognized tax benefits of $35.8 million and $36.4 million, of which $16.0 million and $17.0 million (net of the federal income tax benefit on state tax issues and interest), respectively, would favorably impact the effective income tax rate in any future period, if recognized. During fiscal years 2008 and 2007, we recorded $2.5 million and $2.4 million, respectively, of gross interest related to unrecognized tax benefits.

During the next 12 months it is reasonably possible that a reduction of gross unrecognized tax benefits will occur in a range of $4 million to $7 million as a result of the resolution of positions taken on previously filed returns.

We are subject to U.S. federal income tax, state income tax in multiple state tax jurisdictions, and foreign income tax in our CEE and Caribbean tax jurisdictions. Currently, our U.S. federal income tax returns are under examination for fiscal years 2006 and 2007. Fiscal year 2005 is currently not under examination but is still subject to future review subject to the applicable statute of limitations. We have concluded all U.S. federal income tax examinations for years through 2004. The following table summarizes the years that are subject to examination for each primary jurisdiction as of the end of fiscal year 2008:

Jurisdiction	Subject to Examination
Federal (U.S.)	2005-2007
Illinois	1999-2007
Indiana	2004-2007
Iowa	2005-2007
Romania	2003-2007
Poland	2002-2007
Czech Republic	2004-2007
Ukraine	2005-2007

Upon adoption of FIN 48, our policy is to recognize interest and penalties related to income tax matters in income tax expense. Formerly, interest was recorded in interest expense. We had $9.0 million, $6.5 million and $4.1 million accrued for interest and no amount accrued for penalties as of the end of fiscal years 2008 and 2007 and upon adoption of FIN 48, respectively.

8. Sales of Receivables

In fiscal year 2002, Whitman Finance, our special purpose entity and wholly-owned subsidiary, entered into an agreement (the "Securitization") with a major U.S. financial institution to sell an undivided interest in its receivables. The Securitization involves the sale of receivables, on a revolving basis, by our U.S. bottling subsidiaries to Whitman Finance, which in turn sells an undivided interest in the revolving pool of receivables to the financial institution. The potential amount of receivables eligible for sale is determined based on the size and characteristics of the receivables pool but cannot exceed $150 million based on the terms of the agreement. As of the end of fiscal year 2008, the maximum amount of receivables eligible for sale was $150 million. Costs related to this arrangement, including losses on the sale of receivables, are included in "Interest expense, net." See Note 24 for additional information.

The receivables sold to Whitman Finance under the Securitization program totaled $248.5 million and $261.8 million as of the end of fiscal years 2008 and 2007, respectively. Receivables for which an undivided ownership interest was sold to the financial institution were $150 million as of the end of fiscal years 2008 and 2007, which were reflected as a reduction in our receivables in the Consolidated Balance Sheets. The receivables were sold to the financial institution at a discount, which resulted in losses of $5.2 million, $7.0 million and $8.1 million in fiscal years 2008, 2007 and 2006, respectively, and are recorded in "Interest expense, net" on the Consolidated Statements of Income. The retained interests of $96.1 million and $108.1 million are included in receivables at fair value as of the end of fiscal years 2008 and 2007, respectively. The fair value incorporates expected credit losses, which are based on specific identification of uncollectible accounts and application of historical collection percentages by aging category. Since substantially all receivables sold to Whitman Finance carry 30-day payment terms, the retained interest is not discounted. The weighted-average key credit loss assumption used in measuring the retained interests as of the end of fiscal years 2008 and 2007, including the sensitivity of the current fair value of retained interests as of the end of fiscal year 2008 related to immediate 10 percent and 20 percent adverse changes in the credit loss assumption, are as follows (in millions):

		As of Fiscal Year End 2008		
	As of Fiscal Year End 2007	Actual	10% Adverse Change	20% Adverse Change
Expected credit losses	1.4%	1.0%	1.1%	1.2%
Fair value of retained interests	$108.1	$96.1	$95.8	$95.6

The above sensitivity analysis is hypothetical and should be used with caution. Changes in fair value based on a 10 percent or 20 percent variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear. Whitman Finance had $1.1 million and $1.6 million of net receivables over 60 days past due as of the end of fiscal years 2008 and 2007, respectively. Whitman Finance's credit losses (recoveries) were $0.9 million, ($0.4) million and $0.7 million in fiscal years 2008, 2007 and 2006, respectively.

9. Receivables and Allowance for Doubtful Accounts

Receivables, net of allowance, as of the end of fiscal years 2008 and 2007 consisted of the following (in millions):

	2008	2007
Trade receivables, net of securitization	$268.0	$290.6
Funding and rebates, net	39.7	42.3
Other receivables	11.3	12.4
Allowance for doubtful accounts	(13.5)	(14.7)
Receivables, net of allowance	$305.5	$330.6

The changes in the allowance for doubtful accounts for fiscal years 2008, 2007 and 2006 were as follows (in millions):

	2008	2007	2006
Balance as of the beginning of year	$14.7	$16.1	$15.2
Provision for losses	3.0	0.6	2.8
Write-offs and recoveries	(2.9)	(3.3)	(3.7)
Acquisitions	—	0.1	0.8
Foreign currency translation	(1.3)	1.2	1.0
Balance as of the end of fiscal year	$13.5	$14.7	$16.1

The purpose of the allowance is to provide an estimate of losses with respect to trade receivables. Our estimate in each period requires consideration of historical loss experience, judgments about the impact of present economic conditions, in addition to specific losses for known accounts.

10. Payables

Payables as of the end of fiscal years 2008 and 2007 consisted of the following (in millions):

	2008	2007
Trade payables	$186.9	$189.4
Dividends payable	—	16.6
Income tax and other payables	16.5	18.0
Payables	$203.4	$224.0

11. Debt

Long-term debt as of the end of fiscal years 2008 and 2007 consisted of the following (in millions):

	2008	2007
6.375% notes due 2009	$ 150.0	$ 150.0
5.625% notes due 2011	250.0	250.0
5.75% notes due 2012	300.0	300.0
4.5% notes due 2013	150.0	150.0
4.875% notes due 2015	300.0	300.0
5.00% notes due 2017	250.0	250.0
7.44% notes due 2026	25.0	25.0
7.29% notes due 2026	100.0	100.0
5.50% notes due 2035	250.0	250.0
Various other debt	14.2	59.3
Capital lease obligations	15.3	20.3
Fair value adjustment from interest rate swaps	0.9	3.6
Unamortized discount	(4.7)	(5.8)
Total debt	1,800.7	1,852.4
Less: amount included in short-term debt	158.4	48.9
Total long-term debt	$1,642.3	$1,803.5

Our debt agreements contain a number of covenants that limit, among other things, the creation of liens, sale and leaseback transactions and the general sale of assets. Our revolving credit agreement requires us to maintain an interest coverage ratio. We are in compliance with all of our financial covenants. Substantially all of our debt securities are unsecured, senior debt obligations and rank equally with all of our other unsecured and unsubordinated indebtedness.

In fiscal year 2007, we issued $300 million of notes with a coupon rate of 5.75 percent due July 2012. Net proceeds from this transaction were $297.2 million, which reflected the discount reduction of $0.8 million and debt issuance costs of $2.0 million. The net proceeds from the issuance of the notes were used to fund the acquisition of Sandora, to repay commercial paper and for other general corporate purposes. The notes were issued from our automatic shelf registration statement filed May 16, 2006 (the "Registration Statement"). Additional debt securities may be offered under the Registration Statement, which expires on May 16, 2009. In fiscal year 2007, we also borrowed $1.0 million in long-term debt in the Bahamas.

During fiscal year 2008, we repaid $47.5 million of long-term debt acquired as part of the Sandora acquisition. Included in this payment was $2.5 million of prepayment penalty fees. During fiscal year 2007, we paid $11.6 million at maturity of the 8.25 percent notes due February 2007 and $27.4 million at maturity of the 3.875 percent notes due September 2007.

We utilize revolving credit facilities both in the U.S. and in our international operations to fund short-term financing needs, primarily for working capital. In the U.S., we have an unsecured revolving credit facility under which we can borrow up to an aggregate of $600 million. The facility is for general corporate purposes, including commercial paper backstop. It is our policy to maintain a committed bank facility as backup financing for our commercial paper program. The interest rates on the revolving credit facility, which expires in 2011, are based primarily on the London Interbank Offered Rate. Accordingly, we have a total of $600 million available under our commercial paper program and revolving credit facility combined. There were $365.0 million and $269.5 million of borrowings under the commercial paper program as of the end of fiscal years 2008 and 2007, respectively. The weighted-average borrowings under the commercial paper program during fiscal years 2008 and 2007 were $395.8 million and $209.9 million, respectively. The weighted-average interest rate for borrowings outstanding under the commercial paper program during fiscal years 2008 and 2007 were 2.7 percent and 5.1 percent, respectively.

Certain wholly-owned subsidiaries maintain operating lines of credit for general operating needs. Interest rates are based primarily upon Interbank Offered Rates for borrowings in the subsidiaries' local currencies. The outstanding balances were $1.6 million and $19.3 million as of the end of fiscal years 2008 and 2007, respectively, and were recorded in "Short-term debt, including current maturities of long-term debt" in the Consolidated Balance Sheets.

The amounts of long-term debt, excluding obligations under capital leases, scheduled to mature in the next five years are as follows (in millions):

2009	$155.2
2010	—
2011	250.0
2012	300.0
2013	150.0

The fiscal year 2009 amount contains $5.2 million of debt that was recorded in the Caribbean operations and is reflected as "Various other debt" in the summary of long-term debt table.

12. Leases

We have entered into noncancelable lease commitments under operating and capital leases for fleet vehicles, computer equipment (including both software and hardware), land, buildings, machinery and equipment.

As of the end of fiscal year 2008, annual minimum rental payments required under capital leases and operating leases that have initial noncancelable terms in excess of one year were as follows (in millions):

	Capital Leases	Operating Leases
2009	$ 4.0	$ 19.0
2010	3.8	16.3
2011	3.8	11.1
2012	3.4	6.3
2013	2.2	5.3
Thereafter	—	48.4
Total minimum lease payments	17.2	$106.4
Less: imputed interest	(1.9)	
Present value of minimum lease payments	$15.3	

Total rent expense applicable to operating leases was $35.3 million, $26.7 million and $26.4 million in fiscal years 2008, 2007 and 2006, respectively. A majority of our leases provide that we pay taxes, maintenance, insurance and certain other operating expenses.

13. Financial Instruments

We use derivative financial instruments to reduce our exposure to adverse fluctuations in commodity prices and interest rates. These financial instruments are "over-the-counter" instruments and generally were designated at their inception as hedges of underlying exposures. We do not use derivative financial instruments for speculative or trading purposes.

Cash flow hedges. Periodically, we have entered into derivative financial instruments to hedge against the volatility in future cash flows on anticipated aluminum and natural gas purchases, the prices of which are indexed to their respective market prices. In fiscal year 2008, we also entered into foreign currency derivative contracts to hedge the volatility of foreign currency rates for purchases of raw materials for which payment is settled in a currency other than our local operations' functional currency. We consider these hedges to be highly effective, because of the high correlation between the commodity prices and our contractual costs.

In anticipation of long-term debt issuances, we have entered into treasury rate lock instruments and forward starting swap agreements. We accounted for these treasury rate lock instruments and forward starting swap agreements as cash flow hedges, as each hedged against the variability of interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. These treasury rate locks and the forward starting swap agreements were considered highly effective in eliminating the variability of cash flows associated with the forecasted debt issuance.

The following table summarizes the net derivative losses deferred into "Accumulated other comprehensive (loss) income" and reclassified to income, net of income taxes, in fiscal years 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Balance as of the beginning of fiscal year	$ (2.7)	$(3.3)	$(2.4)
Deferral of net derivative losses in accumulated other comprehensive (loss) income	(15.6)	(0.2)	(0.1)
Reclassification of net derivative (losses) gains to income	(1.6)	0.8	(0.8)
Balance as of the end of fiscal year	$(19.9)	$(2.7)	$(3.3)

Fair value hedges. Periodically, we have entered into interest rate swap contracts to convert a portion of our fixed rate debt to floating rate debt, with the objective of reducing overall borrowing costs. We account for these swaps as fair value hedges, since they hedge against the change in fair value of fixed rate debt resulting from fluctuations in interest rates. In fiscal year 2004, we terminated all outstanding interest rate swap contracts and received $14.4 million for the fair value of the interest rate swap contracts. Amounts included in the cumulative fair value adjustment to long-term debt will be reclassified into earnings commensurate with the recognition of the related interest expense. As of the end of fiscal years 2008 and 2007, the cumulative fair value adjustments to long-term debt were $0.9 million and $3.6 million, respectively.

Derivatives not designated as hedges. During fiscal years 2008 and 2007, we have entered into heating oil swap contracts to hedge against volatility in future cash flows on anticipated purchases of diesel fuel. These derivative financial instruments were not designated as hedging instruments. All outstanding heating oil swap contracts were settled by the end of fiscal years 2008 and 2007, and therefore, we have not recorded any unrealized gains or losses associated with these contracts in the Consolidated Statements of Income. Realized gains and losses were recorded in cost of goods sold and SD&A expenses where the associated diesel fuel purchases were recorded. During fiscal year 2008, $1.0 million and $3.0 million of realized losses were recorded in cost of goods sold and SD&A expenses, respectively. During fiscal year 2007, $2.7 million and $3.8 million of realized gains were recorded in costs of goods sold and SD&A expenses, respectively.

Other financial instruments. The carrying amounts of other financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate fair values due to their short maturity.

The fair value of our floating rate debt as of the end of fiscal years 2008 and 2007 approximated its carrying amount. Our fixed rate debt, which includes capital lease obligations, had a carrying amount of $1,800.7 million and an estimated fair value of $1,807.9 million as of fiscal year end 2008. As of the end of fiscal year 2007, our fixed rate debt had a carrying amount of $1,852.4 million and an estimated fair value of $1,845.7 million. The fair value of the fixed rate debt was based upon quotes from financial institutions for instruments with similar characteristics or upon discounting future cash flows.

14. Fair Value Measurements

SFAS No. 157 defines and establishes a framework for measuring fair value and expands disclosure about fair value measurements. Furthermore, SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect our own assumptions of market participant valuation (unobservable inputs). In accordance with SFAS No. 157, we have categorized our financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds which trade infrequently);
- Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps); and
- Inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (examples include certain securities and derivatives).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2008 (in millions):

	End of Fiscal Year 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale equity securities	$ 1.7	$1.7	$ —	$—
Deferred compensation plan assets	4.5	4.5	—	—
Derivative assets	8.9	—	8.9	—
Total assets	$15.1	$6.2	$ 8.9	$—
Deferred compensation plan liabilities	$32.7	$ —	$32.7	$—
Derivative liabilities	39.1	—	39.1	—
Total liabilities	$71.8	$ —	$71.8	$—

Available-for-sale equity securities. As of the end of the fiscal year 2008, our available-for-sale equity securities consisted of common stock of Northfield Laboratories, Inc. Our available-for-sale equity securities are valued using quoted market prices multiplied by the number of shares owned.

Deferred compensation plan assets and liabilities. We maintain a self-directed, non-qualified deferred compensation plan for certain executives and other highly compensated employees. In addition, we maintain assets for a portion of the deferred compensation plans in a rabbi trust. Our rabbi trust funds are invested in money market accounts, which are adjusted monthly for any accrued interest. Our unfunded deferred compensation liability is subject to changes in our stock prices as well as price changes in other equity and fixed-income investments. Employees' deferred compensation amounts are not directly invested in these investment vehicles. We track the performance of each employee's investment selections and adjust the deferred compensation liability accordingly. The fair value of the unfunded deferred compensation liability is primarily based on the market indices corresponding to the employees' investment selections.

Derivative assets and liabilities. We calculate derivative asset and liability amounts using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument. The fair values of our interest rate, foreign exchange and commodity contracts are primarily based on observable interest rate yields, forward foreign exchange and commodity rates.

15. Pension and Other Postretirement Plans

Company-sponsored defined benefit pension plans. Prior to December 31, 2001, salaried employees were provided pension benefits based on years of service that generally were limited to a maximum of 20 percent of the employee's average annual compensation during the five years preceding retirement. Plans covering non-union hourly employees generally provided benefits of stated amounts for each year of service. Plan assets are invested primarily in common stocks, corporate bonds and government securities. In connection with the integration of the former Whitman Corporation and the former PepsiAmericas U.S. benefit plans during the first quarter of 2001, we amended our pension plans to freeze pension benefit accruals for substantially all salaried and non-union employees effective December 31, 2001. Employees age 50 or older with 10 or more years of vesting service were grandfathered such that they will continue to accrue benefits after December 31, 2001 based on their final average pay as of December 31, 2001. The existing U.S. salaried and non-union pension plans were replaced by an additional employer contribution to the 401(k) plan beginning January 1, 2002.

Postretirement benefits other than pensions. We provide substantially all former U.S. salaried employees who retired prior to July 1, 1989 and certain other employees in the U.S., including certain employees in the territories acquired from PepsiCo, with certain life and health care benefits. U.S. salaried employees retiring after July 1, 1989, except covered employees in the territories acquired from PepsiCo in 1999, generally are required to pay the full cost of these benefits. Effective January 1, 2000, non-union hourly employees are also eligible for coverage under these plans, but are also required to pay the full cost of the benefits. Eligibility for these benefits varies with the employee's classification prior to retirement. Benefits are provided through insurance contracts or welfare trust funds. The insured plans generally are financed by monthly insurance premiums and are based upon the prior year's experience. Benefits paid from the welfare trust are financed by monthly deposits that approximate the amount of current claims and expenses. We have the right to modify or terminate these benefits.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires, among other things, that we fully recognize the funded status associated with our defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Any unrecognized prior service costs or credits and net actuarial gains and losses as well as subsequent changes in the funded status is recognized as a component of "Accumulated other comprehensive (loss) income" in shareholders' equity. The recognition provisions of SFAS No. 158 were effective as of the end of fiscal year 2006. We are also required to measure our plans' assets and liabilities as of the end of our fiscal year instead of the previous measurement date of September 30. The measurement date provision of SFAS No. 158 was adopted as of the beginning of fiscal year 2008. As a result of the implementation, we recorded a $0.2 million decrease to the beginning balance in retained income on the Consolidated Balance Sheet.

The following tables outline the changes in benefit obligations and fair values of plan assets for our pension plans and postretirement benefits other than pensions and reconcile the pension plans' funded status to the amounts recognized in our Consolidated Balance Sheets as of the end of fiscal years 2008 and 2007 (in millions):

	Pension Plans		Other Postretirement Plan	
	2008	2007	2008	2007
Change in Benefit Obligation:				
Benefit obligation as of the beginning of fiscal year	$177.4	$176.6	$ 18.4	$ 20.1
Service cost	4.3	3.4	0.1	—
Interest cost	13.7	10.7	1.3	1.1
Plan participant contributions	—	—	1.4	1.2
Amendments	1.7	0.6	—	—
Actuarial loss (gain)	12.9	(5.5)	(0.2)	(2.0)
Benefits paid	(11.3)	(8.4)	(2.4)	(2.0)
Benefit obligation as of the end of fiscal year	$198.7	$177.4	$ 18.6	$ 18.4
Change in Fair Value of Plan Assets:				
Plan assets as of the beginning of fiscal year	$192.2	$176.5	$ —	$ —
Actual return on plan assets	(52.7)	23.2	—	—
Plan participant contributions	—	—	1.4	1.2
Employer contributions	5.1	0.9	1.0	0.8
Benefits paid	(11.3)	(8.4)	(2.4)	(2.0)
Plan assets as of the end of fiscal year	$133.3	$192.2	$ —	$ —
Funded Status	$ (65.4)	$ 14.8	$(18.6)	$(18.4)
Amounts Recognized:				
Other assets	$ —	$ 17.9	$ —	$ —
Accrued expenses, other	(0.3)	(0.2)	(1.5)	(1.5)
Other liabilities	(65.1)	(2.9)	(17.1)	(16.9)
Net amount recognized	$ (65.4)	$ 14.8	$(18.6)	$(18.4)

The change in benefit obligations and the change in the fair value of plan assets in the table above reflect the 15 month period from October 1, 2007 through December 31, 2008.

The following table summarizes the net prior service cost (credit) and net actuarial loss (gain) deferred into "Accumulated other comprehensive (loss) income" and reclassified to income in fiscal year 2008 (in millions):

	Pension Plan	Other Postretirement Plan	Total
Net Prior Service Cost (Credit), net of tax			
Balance as of the beginning of fiscal year	$ 1.7	$(0.4)	$ 1.3
Deferral of net prior service cost in accumulated other comprehensive income	1.0	—	1.0
Reclassification of net prior service cost to income	(0.3)	—	(0.3)
Balance as of the end of fiscal year	$ 2.4	$(0.4)	$ 2.0
Net Actuarial Loss (Gain), net of tax			
Balance as of the beginning of fiscal year	$20.6	$(4.1)	$16.5
Deferral of net actuarial losses in accumulated other comprehensive income	52.6	0.2	52.8
Reclassification of net actuarial (losses) gains to income	(1.0)	0.7	(0.3)
Balance as of the end of fiscal year	$72.2	$(3.2)	$69.0

The amount of net prior service cost and net actuarial loss for our pension plans expected to be reclassified into income during fiscal year 2009 are $0.5 million and $4.5 million, respectively. The amount of net actuarial gain for our other postretirement plan expected to be reclassified into income during fiscal year 2009 is $0.7 million. The amount of net prior service credit expected to be reclassified into income for the other postretirement plan is not material.

Net periodic pension and other postretirement benefit costs for fiscal years 2008, 2007 and 2006 included the following components (in millions):

	Pension Benefit Costs			Other Postretirement Benefit Costs		
	2008	2007	2006	2008	2007	2006
Service cost	$ 3.5	$ 3.4	$ 3.4	$ —	$ —	$ 0.1
Interest cost	11.1	10.7	10.1	1.1	1.1	1.1
Expected return on plan assets	(15.3)	(14.7)	(13.8)	—	—	—
Amortization of net loss	1.6	2.8	3.8	(1.2)	(0.8)	(0.5)
Amortization of prior service cost	0.4	0.3	0.2	—	—	—
Net periodic cost	$ 1.3	$ 2.5	$ 3.7	$(0.1)	$ 0.3	$ 0.7

Accumulated other comprehensive (loss) income amounts are reflected in the Consolidated Balance Sheets net of taxes of $41.4 million and $9.6 million as of the end of fiscal years 2008 and 2007, respectively. We adopted the measurement date provisions of SFAS No. 158 as of the beginning of fiscal year 2008 thereby changing our measurement date from September 30 to December 31.

Pension costs are funded in amounts not less than minimum levels required by regulation. The principal economic assumptions used in the determination of net periodic pension cost and benefit obligations were as follows:

Net Periodic Pension Cost:	2008	2007	2006
Discount rates	6.49%	6.16%	5.75%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%

Benefit Obligation:	2008	2007	2006
Discount rates	6.23%	6.49%	6.16%
Expected long-term rates of return on assets	8.50%	8.50%	8.50%

Discount Rate. Since pension liabilities are measured on a discounted basis, the discount rate is a significant assumption. An assumed discount rate is required to be used in each pension plan actuarial valuation. The discount rate assumption reflects the market rate for high quality (for example, rated "AA-" or higher by Standard & Poor's in the U.S.), fixed-income debt instruments based on the expected duration of the benefit payments for our pension plans as of the annual measurement date and is subject to change each year.

A 100 basis point increase in the discount rate would decrease our annual pension expense by $2.4 million. A 100 basis point decrease in the discount rate would increase our annual pension expense by $2.7 million.

Expected Return on Plan Assets. The expected long-term return on plan assets should, over time, approximate the actual long-term returns on pension plan assets. The expected return on plan assets assumption is based on historical returns and the future expectation for returns for each asset class, as well as the target asset allocation of the asset portfolio.

A 100 basis point increase in our expected return on plan assets would decrease our annual pension expense by $1.9 million. A 100 basis point decrease in our expected return on plan assets would increase our annual pension expense by $1.9 million.

Plans with Liabilities in Excess of Plan Assets. The following table provides information for those pension plans with a projected benefit obligation, accumulated benefit obligation in excess of plan assets. The table does not include plans in which the fair value of plan assets exceeds the projected benefit obligation and the accumulated benefit obligation.

	2008	2007
Projected benefit obligation	$198.7	$13.7
Accumulated benefit obligation	198.7	13.7
Fair value of plan assets	133.3	10.6

Plan Assets. Our pension plans' weighted-average asset allocations by asset category were as follows:

Asset Category	December 31, 2008	September 30, 2007
Equity securities	71%	70%
Debt securities	26%	26%
Other	3%	4%
Total	100%	100%

The plan's assets are invested in the PepsiAmericas Defined Benefit Master Trust ("Master Trust"). The Master Trust's investment objectives are to seek capital appreciation with a level of current income and long-term income growth. Broad diversification by security and moderate diversification by asset class are achieved by investing in domestic and international equity index funds, domestic bond index funds, and money market funds. The Master Trust's target investment allocations are 60 percent to 75 percent equities, 25 percent to 35 percent bonds, and up to 5 percent in other assets. The Master Trust does not hold any of our common stock.

Health care assumptions. The principal economic assumptions used in the determination of net periodic benefit cost for the postretirement benefit plan were as follows:

Net Periodic Benefit Cost:	2008	2007	2006
Discount rates	6.34%	5.97%	5.75%
Health care cost trend rate assumed for next year	9.00%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	5.00%	5.00%	5.00%
Year that the rate reached the ultimate trend rate	2012	2011	2011

Benefit Obligation:	2008	2007	2006
Discount rates	6.18%	6.34%	5.97%
Health care cost trend rate assumed for next year	9.00%	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	5.00%	5.00%	5.00%
Year that the rate reached the ultimate trend rate	2017	2012	2011

Expected plan contributions. In fiscal years 2008, 2007 and 2006, we made contributions to our pension plans of $4.0 million, $0.9 million and $10.0 million, respectively. In fiscal year 2009, we expect to make a contribution of approximately $12 million to our pension plans.

Expected benefit payments. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

Year	Pension Benefits	Other Postretirement Benefits
2009	$ 9.7	$1.3
2010	10.0	1.3
2011	10.5	1.5
2012	11.0	1.5
2013	11.7	1.5
2014 - 2018	67.6	7.2

Company-sponsored defined contribution plans. Substantially all U.S. salaried employees and certain U.S. hourly employees participate in voluntary, contributory defined contribution plans to which we make partial matching contributions. Also, in connection with the aforementioned freeze of our pension plans, we began making supplemental contributions in 2002 to substantially all U.S. salaried employees' and eligible hourly employees' 401(k) accounts, regardless of the level of each employee's contributions. In addition, we make contributions to a supplemental, non-qualified, deferred compensation plan that provides eligible U.S. executives with the opportunity for contributions that could not be credited to their individual 401(k) accounts due to Internal Revenue Code limitations. The expense recorded amounted to $23.4 million, $20.6 million and $19.7 million in fiscal years 2008, 2007 and 2006, respectively.

Multi-employer pension plans. We participate in a number of multi-employer pension plans, which provide benefits to certain union employee groups. Amounts contributed to the plans totaled $6.3 million, $5.2 million and $5.3 million in fiscal years 2008, 2007 and 2006, respectively.

Multi-employer postretirement medical and life insurance. We participate in a number of multi-employer postretirement plans, which provide health care and survivor benefits to union employees during their working lives and after retirement. Portions of the benefit contributions, which cannot be disaggregated, relate to postretirement benefits for plan participants. Total amounts charged against income and contributed to the plans (including benefit coverage during participating employees' working lives) amounted to $21.7 million, $19.2 million and $17.9 million in fiscal years 2008, 2007 and 2006, respectively.

16. Stock Repurchase Program

During fiscal years 2008, 2007 and 2006, we repurchased a total of 5.7 million, 2.7 million and 6.3 million shares of our common stock, respectively, for an aggregate purchase price of $135.0 million, $59.4 million and $150.7 million, respectively. The purchases of these shares were made pursuant to the share repurchase program previously authorized by our Board of Directors. In fiscal year 2008, our Board of Directors authorized the repurchase of 10 million additional shares under our previously authorized repurchase program. As of fiscal year end 2008, the total remaining shares authorized under the repurchase program was 11.5 million shares.

17. Share-Based Compensation

Our 2000 Stock Incentive Plan (the "2000 Plan"), originally approved by shareholders in fiscal year 2000, provides for granting incentive stock options, nonqualified stock options, related stock appreciation rights, restricted stock awards, restricted stock units, performance awards or any combination of the foregoing. These awards have various vesting provisions. All awards vest immediately upon a change in control as defined by the 2000 Plan, with settlement of those awards in cash.

Generally, outstanding nonqualified stock options are exercisable during a ten-year period beginning one to three years after the date of grant. The exercise price of all options is equal to the fair market value on the date of grant. We generally use treasury stock to satisfy option exercises. There are no outstanding stock appreciation rights under the 2000 Plan as of the end of fiscal year 2008.

Under the 2000 Plan, restricted stock awards are granted to key members of our U.S. and Caribbean management teams and members of our Board of Directors. Restricted stock awards granted to employees vest in their entirety on the third anniversary of the award. Restricted stock awards granted to directors vest immediately upon grant. Pursuant to the terms of such awards, directors may not sell such stock while they serve on the Board of Directors. Dividends are paid to the holders of restricted stock awards upon vesting. We have a policy of using treasury stock to satisfy restricted stock award vesting. We measure the fair value of restricted stock based upon the market price of the underlying common stock at the date of grant.

Restricted stock units are granted to key members of our CEE management team. The restricted stock units are payable to these employees in cash upon vesting at the prevailing market value of our common stock plus accrued dividends. Restricted stock units vest after three years, which equals the employees' requisite service period. We measure the fair value of the restricted stock unit award liability based upon the market price of the underlying common stock at the date of grant and each subsequent reporting date.

Under the 2000 Plan, 14 million shares were originally reserved for share-based awards. As of the end of fiscal year 2008, there were 3,309,731 shares available for future grants.

Our Stock Incentive Plan (the "1982 Plan"), originally established and approved by the shareholders in 1982, has been subsequently amended from time to time. Most recently in 1999, the shareholders approved an allocation of additional shares to this plan. The types of awards and terms of the 1982 Plan are similar to the 2000 Plan. As of the end of fiscal year 2008, only stock options were outstanding under the 1982 Plan and such options are included in the table below.

Changes in options outstanding are summarized as follows:

Options	Options Outstanding		
	Shares	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, fiscal year end 2005	6,941,495	$10.81 - 22.63	$16.57
Exercised	(1,677,651)	10.81 - 22.63	14.84
Forfeited	(20,558)	12.01 - 22.63	17.76
Balance, fiscal year end 2006	5,243,286	10.81 - 22.63	17.11
Exercised	(3,404,899)	10.81 - 22.63	17.93
Forfeited	(20,145)	12.01 - 18.92	18.03
Balance, fiscal year end 2007	1,818,242	10.81 - 22.63	15.57
Exercised	(179,208)	11.26 - 22.63	17.22
Forfeited	(15,455)	12.75 - 19.53	16.85
Balance, fiscal year end 2008	1,623,579	10.81 - 22.63	15.38

The Black-Scholes model was used to estimate the grant date fair values of options. There were no options granted during fiscal years 2008, 2007 and 2006. We recorded $0.3 million ($0.2 million net of taxes) and $2.4 million ($1.5 million net of taxes) of compensation expense related to options in SD&A expenses in the Consolidated Statements of Income for fiscal years 2007 and 2006, respectively, related to the fiscal year 2004 option grant. No compensation expense was recorded for options in fiscal year 2008 because all outstanding options were fully vested during the first quarter of 2007. The total intrinsic value of options exercised during fiscal years 2008, 2007 and 2006 was $1.4 million, $33.2 million and $14.0 million, respectively. The total intrinsic value of fully vested options as of the end of fiscal year 2008 was $8.9 million.

The following table summarizes information regarding stock options outstanding and exercisable as of the end of fiscal year 2008:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price
$10.81 - 12.75	885,605	3.0	$12.34
14.37 - 17.72	175,181	1.9	16.13
18.48 - 22.63	562,793	3.7	19.92
Total Options	1,623,579	3.1	15.38

Changes in nonvested restricted stock awards are summarized as follows:

Nonvested Shares	Shares	Range of Grant-Date Fair Value	Weighted-Average Grant-Date Fair Value
Balance, fiscal year end 2005	1,645,292	$12.01 - 24.83	$19.15
Granted	970,877	24.31	24.31
Vested	(405,026)	12.01 - 24.31	12.54
Forfeited	(70,512)	18.92 - 24.31	22.78
Balance, fiscal year end 2006	2,140,631	18.92 - 24.83	22.62
Granted	990,278	22.11	22.11
Vested	(532,352)	18.92 - 24.31	20.00
Forfeited	(134,658)	18.92 - 24.31	22.76
Balance, fiscal year end 2007	2,463,899	22.11 - 24.31	22.96
Granted	960,973	26.30	26.30
Vested	(731,794)	22.52 - 26.30	22.65
Forfeited	(42,457)	22.11 - 26.30	23.87
Balance, fiscal year end 2008	2,650,621	22.11 - 26.30	24.24

The weighted-average fair value (at the date of grant) for restricted stock awards granted in fiscal years 2008, 2007 and 2006 was $26.30, $22.11 and $24.31, respectively. We recognized compensation expense of $20.3 million ($12.8 million net of taxes), $18.0 million ($11.8 million net of taxes) and $14.5 million ($9.1 million net of taxes) in fiscal years 2008, 2007 and 2006, respectively, related to restricted stock award grants. In fiscal year 2006, we recognized an acceleration of vesting of certain restricted stock awards of $2.0 million related to our U.S. strategic realignment, which was recorded in "Special charges and adjustments" in the Consolidated Statement of Income. The fair value of restricted stock awards that vested during fiscal years 2008, 2007 and 2006 was $18.7 million, $10.6 million and $9.3 million, respectively.

We grant restricted stock units to key members of management in CEE. In fiscal years 2008, 2007 and 2006, we granted 149,574, 83,675 and 72,900 restricted stock units, respectively, at a weighted-average fair value of $26.30, $22.11 and $24.31, respectively, on the date of grant. We recognized compensation expense of $0.2 million, $3.5 million and $1.0 million in fiscal years 2008, 2007 and 2006, respectively, related to restricted stock unit grants. Based on the nature of these awards, related compensation expense varies with the underlying value of our common stock. There were 276,844 restricted stock units outstanding as of the end of fiscal year 2008. During fiscal year 2008, 70,710 restricted stock units related to the 2005 grant vested, and no restricted stock units vested in 2007 or 2006.

Cash retained as a result of excess tax benefits relating to stock-based compensation is presented in cash flows from financing activities on the Consolidated Statement of Cash Flows. Tax benefits resulting from stock-based compensation deductions in excess of amounts reported for financial reporting purposes were $1.0 million, $12.5 million and $6.8 million during fiscal years 2008, 2007 and 2006, respectively.

As of the end of fiscal year 2008, there was $27.0 million of total unrecognized compensation cost, net of estimated forfeitures of $2.4 million, related to nonvested stock-based compensation arrangements. This compensation cost is expected to be recognized over the next 1.8 years on a weighted-average basis.

18. Shareholder Rights Plan and Preferred Stock

On May 20, 1999, we adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of our common stock, par value $0.01 per share. The dividend was paid on June 11, 1999 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $61.25 per one one-hundredth of a share of such Preferred Stock, subject to adjustment. The Rights will become exercisable if someone buys 15 percent or more of our common stock or following the commencement of, or announcement of an intention to commence, a tender or exchange offer to acquire 15 percent or more of our common stock. In addition, if someone buys 15 percent or more of our common stock, each right will entitle its holder (other than that buyer) to purchase, at the Right's $61.25 purchase price, a number of shares of our common stock having a market value of twice the Right's $61.25 exercise price. If we are acquired in a merger, each Right will entitle its holder to purchase, at the Right's $61.25 purchase price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. The plan was subsequently amended on August 18, 2000 in connection with the merger agreement with the former PepsiAmericas. The amendment to the rights agreement provides that:

- None of Pohlad Companies, any affiliate of Pohlad Companies, Robert C. Pohlad, affiliates of Robert C. Pohlad or the former PepsiAmericas will be deemed an "Acquiring Person" (as defined in the rights agreement) solely by virtue of (1) the consummation of the transactions contemplated by the merger agreement, (2) the acquisition by Dakota Holdings, LLC of shares of our common stock in connection with the merger, or (3) the acquisition of shares of our common stock permitted by the Pohlad shareholder agreement;
- Dakota Holdings, LLC will not be deemed an "Acquiring Person" (as defined in the rights agreement) so long as it is owned solely by Robert C. Pohlad, affiliates of Robert C. Pohlad, PepsiCo and/or affiliates of PepsiCo; and
- A "Distribution Date" (as defined in the rights agreement) will not occur solely by reason of the execution, delivery and performance of the merger agreement or the consummation of any of the transactions contemplated by such merger agreement.

Prior to the acquisition of 15 percent or more of our stock, the Rights can be redeemed by the Board of Directors for one cent per Right. Our Board of Directors also is authorized to reduce the threshold to 10 percent. The Rights will expire on May 20, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, they have no dilutive effect on our per-share earnings.

We have 12.5 million authorized shares of Preferred Stock. There is no Preferred Stock issued or outstanding.

19. Supplemental Cash Flow Information

Net cash provided by operating activities reflected cash payments and receipts for interest and income taxes as follows (in millions):

	2008	2007	2006
Interest paid	$117.8	$104.4	$105.7
Interest received	6.8	3.1	3.9
Income taxes paid	70.4	115.5	87.7
Income tax refunds	15.9	1.9	0.1

20. Environmental and Other Commitments and Contingencies

Current Operations. We maintain compliance with federal, state and local laws and regulations relating to materials used in production and to the discharge of wastes, and other laws and regulations relating to the protection of the environment. The capital costs of such management and compliance, including the modification of existing plants and the installation of new manufacturing processes, are not material to our continuing operations.

We are defendants in lawsuits that arise in the ordinary course of business, none of which is expected to have a material adverse effect on our financial condition, although amounts recorded in any given period could be material to the results of operations or cash flows for that period.

We participate in a number of trustee-managed multi-employer pension and health and welfare plans for employees covered under collective bargaining agreements. Several factors, including unfavorable investment performance, changes in demographics and increased benefits to participants could result in potential funding deficiencies, which could cause us to make higher future contributions to these plans.

Discontinued Operations — Remediation. Under the agreement pursuant to which we sold our subsidiaries, Abex Corporation and Pneumo Abex Corporation (collectively, "Pneumo Abex"), in 1988 and a subsequent settlement agreement entered into in September 1991, we have assumed indemnification obligations for certain environmental liabilities of Pneumo Abex, after any insurance recoveries. Pneumo Abex has been and is subject to a number of environmental cleanup proceedings, including responsibilities under the Comprehensive Environmental Response, Compensation and Liability Act and other related federal and state laws regarding release or disposal of wastes at on-site and off-site locations. In some proceedings, federal, state and local government agencies are involved and other major corporations have been named as potentially responsible parties. Pneumo Abex is also subject to private claims and lawsuits for remediation of properties previously owned by Pneumo Abex and its subsidiaries.

There is an inherent uncertainty in assessing the total cost to investigate and remediate a given site. This is because of the evolving and varying nature of the remediation and allocation process. Any assessment of expenses is more speculative in an early stage of remediation and is dependent upon a number of variables beyond the control of any party. Furthermore, there are often timing considerations, in that a portion of the expense incurred by Pneumo Abex, and any resulting obligation of ours to indemnify Pneumo Abex, may not occur for a number of years.

In fiscal year 2001, we investigated the use of insurance products to mitigate risks related to our indemnification obligations under the 1988 agreement, as amended. We oversaw a comprehensive review of the former facilities operated or impacted by Pneumo Abex. Advances in the techniques of retrospective risk evaluation and increased experience (and therefore available data) at our former facilities made this comprehensive review possible. The review was completed in fiscal year 2001 and was updated in fiscal year 2005.

During fiscal years 2008 and 2007, we recorded a charge of $15.0 million ($9.2 million net of taxes) and $3.2 million ($2.1 million net of taxes), respectively, related to revised estimates for environmental remediation, legal and related administrative costs. In particular, we revised our remediation plans at several sites during the year resulting in an increase in the accrual for remediation costs of $5.0 million, and we increased our accrual for legal costs by $10.0 million. These legal costs include defense costs associated with toxic tort matters. As of the end of fiscal year 2008, we had $36.1 million accrued to cover potential indemnification obligations, compared to $40.2 million recorded as of the end of fiscal year 2007. Of the total amount accrued, $11.9 million as of the end of fiscal year 2008 and $19.5 million as of the end of the fiscal year 2007 were recorded in "Accrued expenses, other" on the Consolidated Balance Sheets. This indemnification obligation includes costs associated with several sites in various stages of remediation or negotiations. At the present time, the most significant remaining indemnification obligation is associated with the Willits site, as discussed below, while no other single site has significant estimated remaining costs associated with it. The amounts exclude possible insurance recoveries and are determined on an undiscounted cash flow basis. The estimated indemnification liabilities include expenses for the investigation and remediation of identified sites, payments to third parties for claims and expenses (including product liability), administrative expenses, and the expenses of on-going evaluations and litigation. We expect a significant portion of the accrued liabilities will be spent during the next several years.

Included in our indemnification obligations is financial exposure related to certain remedial actions required at a facility that manufactured hydraulic and related equipment in Willits, California. Various chemicals and metals contaminate this site. A final consent decree was issued in August 1997 and amended in December 2000 in the case of the *People of the State of California and the City of Willits, California v. Remco Hydraulics, Inc.* The final consent decree established a trust (the "Willits Trust") which is obligated to investigate and clean up this site. We are currently funding the Willits Trust and the investigation and interim remediation costs on a year-to-year basis as required in the final amended consent decree. We have accrued $10.6 million as of the end of fiscal year 2008 for future remediation and trust administration costs, with the majority of this amount to be spent over the next several years.

Although we have certain indemnification obligations for environmental liabilities at a number of sites other than the site discussed above, including Superfund sites, it is not anticipated that additional expense at any specific site will have a material effect on us. At some sites, the volumetric contribution for which we have an obligation has been estimated and other large, financially viable parties are responsible for substantial portions of the remainder. In our opinion, based upon information currently available, the ultimate resolution of these claims and litigation, including potential environmental exposures, and considering amounts already accrued, should not have a material effect on our financial condition, although amounts recorded in a given period could be material to our results of operations or cash flows for that period.

Discontinued Operations — Insurance. During fiscal year 2002, as part of a comprehensive program concerning environmental liabilities related to the former Whitman Corporation subsidiaries, we purchased new insurance coverage related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries. In addition, a trust, which was established in 2000 with the proceeds from an insurance settlement (the "Trust"), purchased insurance coverage and funded coverage for remedial and other costs ("Finite Funding") related to the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries.

Essentially all of the assets of the Trust were expended by the Trust in connection with the purchase of the insurance coverage, the Finite Funding and related expenses. These actions were taken to fund remediation and related costs associated with the sites previously owned and operated or impacted by Pneumo Abex and its subsidiaries and to protect against additional future costs in excess of our self-insured retention. The original amount of self-insured retention (the amount we must pay before the insurance carrier is obligated to begin payments) was $114.0 million of which $56.6 million has been eroded, leaving a remaining self-insured retention of $57.4 million as of the end of fiscal year 2008. The estimated range of aggregate exposure related only to the remediation costs of such environmental liabilities is approximately $18 million to $38 million. We had accrued $20.4 million as of the end of fiscal year 2008 for remediation costs, which is our best estimate of the contingent liabilities related to these environmental matters. The Finite Funding may be used to pay a portion of the $20.4 million and thus reduces our future cash obligations. Amounts recorded in our Consolidated Balance Sheets related to Finite Funding were $9.9 million as of the end of fiscal year 2008 and $11.5 million as of the end of fiscal year 2007 and were recorded in "Other assets," net of $4.2 million and $4.7 million recorded in "Other current assets" as of the end of each respective period.

In addition, we had recorded other receivables of $2.6 million as of the end of fiscal year 2007 for future probable amounts to be received from insurance companies and other responsible parties. These amounts were recorded in "Other current assets" as of the end of fiscal year 2007 in the Consolidated Balance Sheets. As of the end of fiscal year 2008, there was no receivable recorded as insurance amounts were received during the current year.

On May 31, 2005, Cooper Industries, LLC ("Cooper") filed and later served a lawsuit against us, Pneumo Abex, LLC, and the Trustee of the Trust (the "Trustee"), captioned *Cooper Industries, LLC v. PepsiAmericas, Inc., et al.*, Case No. 05 CH 09214 (Cook Cty. Cir. Ct.). The claims involved the Trust and insurance policy described above. Cooper asserted that it was entitled to access $34 million that previously was in the Trust and was used to purchase the insurance policy. Cooper claimed that Trust funds should have been distributed for underlying Pneumo Abex asbestos claims indemnified by Cooper. Cooper complained that it was deprived of access to money in the Trust because of the Trustee's decision to use the Trust funds to purchase the insurance policy described above. Pneumo Abex, LLC, the corporate successor to our prior subsidiary, has been dismissed from the suit.

During the second quarter of 2006, the Trustee's motion to dismiss, in which we had joined, was granted and three counts against us based on the use of Trust funds were dismissed with prejudice, as were all counts against the Trustee, on the grounds that Cooper lacked standing to pursue these counts because it was not a beneficiary under the Trust. We then filed a separate motion to dismiss the remaining counts against us. Our motion was also granted during the second quarter of 2006 and all remaining counts against us were dismissed with prejudice. Cooper subsequently filed a notice of appeal with regard to all rulings by the court dismissing the counts against us and the Trustee. Prior to any oral argument, the appellate court on September 7, 2007 issued an opinion affirming the trial court's opinion. Cooper subsequently filed motion papers asking the Illinois Supreme Court to accept a discretionary appeal of the rulings. The Trustee then filed an opposition brief explaining why the Illinois Supreme Court should not allow another appeal, and we joined in that brief. On November 29, 2007, the Supreme Court of Illinois denied Cooper's petition for leave to appeal the appellate court's September 7, 2007 ruling. Cooper did not file a petition for certiorari seeking discretionary review by the United States Supreme Court by the February 27, 2008 deadline for such filing.

Discontinued Operations — Product Liability and Toxic Tort Claims. We also have certain indemnification obligations related to product liability and toxic tort claims that might emanate out of the 1988 agreement with Pneumo Abex. Other companies not owned by or associated with us also are responsible to Pneumo Abex for the financial burden of all asbestos product liability claims filed against Pneumo Abex after a certain date in 1998, except for certain claims indemnified by us.

In fiscal year 2004, we noted that three mass-filed lawsuits accounted for thousands of claims for which Pneumo Abex claimed indemnification. During the fourth quarter of fiscal year 2005, these and other related claims were resolved for an amount we viewed as reasonable given all of the circumstances and consistent with our prior judgments as to valuation. We have received year-end 2008 claim statistics from law firms and Pneumo Abex which reflect the resolution of those claims and the remaining cases for which Pneumo Abex claims indemnification from PepsiAmericas. After giving effect to the noted resolution of prior mass-filed claims, there are less than 6,000 such claims for which indemnification is claimed as of the end of fiscal year 2008. Of these claims, approximately 5,450 are filed in federal court and are subject to orders issued by the Multi-District Litigation panel, which effectively stay all federal claims, subject to specific requests to activate a particular claim or a discrete group of claims. The remaining cases are in state court and some are in "pleural registries" or other similar classifications that cause a case not to be allowed to go to trial unless there is a specific showing as to a particular plaintiff. Over 50 percent of the state court claims were filed prior to or in 1998. Prior to 1980, sales ceased for the asbestos-containing product claimed to have generated the largest subset of the open cases, and, therefore, we expect a decreasing rate of individual claims for that subset of cases. We oversee monitoring of the defense of the underlying claims that are or may be indemnifiable by us.

As of the end of fiscal years 2008 and 2007, we had accrued $5.1 million and $4.0 million, respectively, related to product liability. These accruals primarily relate to probable asbestos claim settlements and legal defense costs. We also have additional amounts accrued for legal and other costs associated with obtaining insurance recoveries for previously resolved and currently open claims and their related costs. These amounts are included in the total liabilities of $36.1 million accrued as of the end of fiscal year 2008. In addition to the known and probable asbestos claims, we may be subject to additional asbestos claims that are possible for which no reserve had been established as of the end of fiscal year 2008. These additional reasonably possible claims are primarily asbestos-related and the aggregate exposure related to these possible claims is estimated to be in the range of $4 million to $17 million. These amounts are undiscounted and do not reflect any insurance recoveries that we will pursue from insurers for these claims.

In addition, four lawsuits have been filed in California, which name several defendants including certain of our prior subsidiaries. The lawsuits allege that we and our former subsidiaries are liable for personal injury and/or property damage resulting from environmental contamination at the Willits facility. As of the end of fiscal year 2008, there were 43 personal injury plaintiffs in the lawsuits seeking an unspecified amount of damages, punitive damages, injunctive relief and medical monitoring damages. We are actively defending the lawsuits. At this time, we do not believe these lawsuits are material to our business or financial condition.

We have other indemnification obligations related to product liability matters. In our opinion, based on the information currently available and the amounts already accrued, these claims should not have a material effect on our financial condition.

We also participate in and monitor insurance-recovery efforts for the claims against Pneumo Abex. Recoveries from insurers vary year by year because certain insurance policies exhaust and other insurance policies become responsive. Recoveries also vary due to delays in litigation, limits on payments in particular periods, and because insurers sometimes seek to avoid their obligations based on positions that we believe are improper. We, assisted by our consultants, monitor the financial ratings of insurers that issued responsive coverage and the claims submitted by Pneumo Abex.

Advertising commitments and exclusivity rights. We have entered into various long-term agreements with our customers in which we pay the customers for the exclusive right to sell our products in certain venues. We have also committed to pay certain customers for advertising and marketing programs in various long-term contracts. These agreements typically range from one to ten years. As of the end of fiscal year 2008, we have committed approximately $75.8 million related to such programs and advertising commitments.

Purchase obligations. In addition, PepsiCo has entered into various raw material contracts on our behalf pursuant to a shared services agreement in which PepsiCo provides procurement services to us. Certain raw material contracts obligate us to purchase minimum volumes. As of the end of fiscal year 2008, we had total purchase obligations of $10.8 million related to such raw material contracts.

21. Segment Reporting

We operate in one industry located in three geographic areas — U.S., CEE and the Caribbean. We operate in 19 states in the U.S. Internationally, we operate in Ukraine, Poland, Romania, Hungary, the Czech Republic, Slovakia, Puerto Rico, Jamaica, the Bahamas, and Trinidad and Tobago. We have distribution rights in Moldova, Estonia, Latvia and Lithuania which are recorded in the CEE geographic segment, and the Bahamas and Barbados, which are recorded in the Caribbean geographic segment. Net sales and operating income from the Sandora acquisition since the date Sandora was consolidated were included in the CEE geographic segment in the table below.

Operating income is exclusive of net interest expense, other miscellaneous income and expense items, and income taxes. Operating income is inclusive of special charges and adjustments of $23.0 million, $6.3 million and $13.7 million in fiscal years 2008, 2007 and 2006, respectively (see Note 5 for further discussion).

Non-operating assets are principally cash and cash equivalents, investments, net property and miscellaneous other assets. Long-lived assets represent net property, investments, net intangible assets and other miscellaneous assets.

Selected financial information related to our geographic segments is shown below (in millions):

	Net Sales			Operating Income (Loss)		
	2008	2007	2006	2008	2007	2006
U.S.	$3,429.9	$3,384.9	$3,245.8	$324.4	$331.6	$330.1
CEE	1,260.9	849.4	484.1	155.4	100.5	20.9
Caribbean	246.4	245.2	242.5	(6.6)	4.0	5.0
Total	$4,937.2	$4,479.5	$3,972.4	473.2	436.1	356.0
Interest expense, net				111.1	109.2	101.3
Other expense, net				7.9	0.6	11.7
Income before income taxes, minority interest and equity in net (loss) earnings of nonconsolidated companies				$354.2	$326.3	$243.0

	Capital Investments			Depreciation and Amortization		
	2008	2007	2006	2008	2007	2006
U.S.	$ 116.5	$ 190.4	$129.6	$ 136.8	$ 148.2	$151.8
CEE	124.1	56.6	24.9	54.6	42.7	27.8
Caribbean	8.3	17.6	14.8	12.9	12.6	11.6
Total operating	$ 248.9	$ 264.6	$169.3	204.3	203.5	191.2
Non-operating				—	0.9	2.2
Total				$ 204.3	$ 204.4	$193.4

	Assets		Long-Lived Assets	
	2008	2007	2008	2007
U.S.	$3,173.3	$3,256.8	$2,968.2	$3,017.2
CEE	1,469.8	1,603.8	1,051.8	1,223.2
Caribbean	191.3	200.5	108.0	121.4
Total operating	4,834.4	5,061.1	4,128.0	4,361.8
Non-operating	219.7	246.9	20.0	24.1
Total	$5,054.1	$5,308.0	$4,148.0	$4,385.9

22. Related Party Transactions

Transactions with PepsiCo

PepsiCo is considered a related party due to the nature of our franchise relationship and PepsiCo's ownership interest in us. As of the end of fiscal year 2008, PepsiCo beneficially owned approximately 43 percent of PepsiAmericas' outstanding common stock. These shares are subject to a shareholder agreement with our company. As of the end of fiscal years 2008 and 2007, net amounts due from PepsiCo were $5.2 million and $3.1 million, respectively. During fiscal year 2008, approximately 80 percent of our total net sales were derived from the sale of PepsiCo products. We have entered into transactions and agreements with

PepsiCo from time to time, and we expect to enter into additional transactions and agreements with PepsiCo in the future. Significant agreements and transactions between our company and PepsiCo are described below.

Pepsi franchise agreements are subject to termination only upon failure to comply with their terms. Termination of these agreements can occur as a result of any of the following: our bankruptcy or insolvency; change of control of greater than 15 percent of any class of our voting securities; untimely payments for concentrate purchases; quality control failure; or failure to carry out the approved business plan communicated to PepsiCo.

Bottling Agreements and Purchases of Concentrate and Finished Product. We purchase concentrates from PepsiCo and manufacture, package, sell and distribute cola and non-cola beverages under various bottling agreements with PepsiCo. These agreements give us the right to manufacture, package, sell and distribute beverage products of PepsiCo in both bottles and cans as well as fountain syrup in specified territories. These agreements include a Master Bottling Agreement and a Master Fountain Syrup Agreement for beverages bearing the "Pepsi-Cola" and "Pepsi" trademarks, including Diet Pepsi in the United States. The agreements also include bottling and distribution agreements for non-cola products in the United States, and international bottling agreements for countries outside the United States. These agreements provide PepsiCo with the ability to set prices of concentrates, as well as the terms of payment and other terms and conditions under which we purchase such concentrates. In addition, we bottle water under the "Aquafina" trademark pursuant to an agreement with PepsiCo that provides for payment of a royalty fee to PepsiCo. We also purchase finished beverage products from PepsiCo and certain of its affiliates, including tea, concentrate and finished beverage products from a Pepsi/Lipton partnership, as well as finished beverage products from a PepsiCo/Starbucks partnership. The table below summarizes amounts paid to PepsiCo for purchases of concentrate, finished beverage products, finished snack food products and Aquafina royalty fees, which are included in cost of goods sold.

Bottler Incentives and Other Support Arrangements. We share a business objective with PepsiCo of increasing availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo provides us with various forms of bottler incentives to promote its brands. The level of this support is negotiated regularly and can be increased or decreased at the discretion of PepsiCo. To support volume and market share growth, the bottler incentives cover a variety of initiatives, including direct marketplace, shared media and advertising support. Worldwide bottler incentives from PepsiCo totaled approximately $248.7 million, $231.2 million and $226.8 million for the fiscal years ended 2008, 2007 and 2006, respectively. There are no conditions or requirements that could result in the repayment of any support payments we received.

In accordance with EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," bottler incentives that are directly attributable to incremental expenses incurred are reported as either an increase to net sales or a reduction to SD&A expenses, commensurate with the recognition of the related expense. Such bottler incentives include amounts received for direct support of advertising commitments and exclusivity agreements with various customers. All other bottler incentives are recognized as a reduction of cost of goods sold when the related products are sold based on the agreements with vendors. Such bottler incentives primarily include base level funding amounts which are fixed based on the previous year's volume and variable amounts that are reflective of the current year's volume performance.

PepsiCo also provided indirect marketing support to our marketplace, which consisted primarily of media expenses. This indirect support was not reflected or included in our Consolidated Financial Statements, as these amounts were paid directly by PepsiCo.

Manufacturing and National Account Services. Pursuant to the Master Fountain Syrup Agreement, we provide manufacturing services to PepsiCo in connection with the production of certain finished beverage products, and also provide certain manufacturing, delivery and equipment maintenance services to PepsiCo's national account customers. Net amounts paid or payable by PepsiCo to us for manufacturing and national account services are summarized in the table below.

Sandora Joint Venture. We are party to a joint venture agreement with PepsiCo pursuant to which we hold the outstanding common stock of Sandora, LLC, the leading juice company in Ukraine. We hold a 60 percent interest in the joint venture and PepsiCo holds a 40 percent interest. In fiscal year 2008, we repaid $47.5 million of long-term debt that was acquired as part of the Sandora acquisition. As a part of this transaction, we received $26.0 million of cash from PepsiCo that included its portion of the debt repayment. The joint venture financial statements have been consolidated in our Consolidated Financial Statements.

Other Transactions. PepsiCo provides procurement services to us pursuant to a shared services agreement. Under this agreement, PepsiCo acts as our agent and negotiates with various suppliers the cost of certain raw materials by entering into raw material contracts on our behalf. The raw material contracts obligate us to purchase certain minimum volumes. PepsiCo also collects and remits to us certain rebates from the various suppliers related to our procurement volume. In addition, PepsiCo executes certain derivative contracts on our behalf and in accordance with our hedging strategies. Payments to PepsiCo for procurement services are reflected in the table below.

In summary, the Consolidated Statements of Income include the following income and (expense) transactions with PepsiCo (in millions):

	2008	2007	2006
Net sales:			
Bottler incentives	$ 34.7	$ 32.9	$ 30.6
Manufacturing and national account services	17.0	19.6	19.3
	$ 51.7	$ 52.5	$ 49.9
Cost of goods sold:			
Purchases of concentrate	$ (923.3)	$(888.2)	$(829.8)
Purchases of finished beverage products	(232.3)	(210.0)	(188.0)
Purchases of finished snack food products	(26.7)	(17.6)	(12.5)
Bottler incentives	190.3	180.7	182.3
Aquafina royalty fees	(46.6)	(54.3)	(50.2)
Procurement services	(4.1)	(3.9)	(3.9)
	$(1,042.7)	$(993.3)	$(902.1)
Selling, delivery and administrative expenses:			
Bottler incentives	$ 23.7	$ 17.6	$ 13.9
Purchases of advertising materials	(2.5)	(2.0)	(1.8)
	$ 21.2	$ 15.6	$ 12.1

Transactions with Bottlers in Which PepsiCo Holds an Equity Interest. We sell finished beverage products to other bottlers, including The Pepsi Bottling Group, Inc. and Pepsi Bottling Ventures LLC, bottlers in which PepsiCo owns an equity interest. These sales occur in instances where the proximity of our production facilities to the other bottlers' markets or lack of manufacturing capability, as well as other economic considerations, make it more efficient or desirable for the other bottlers to buy finished product from us. Our sales to other bottlers, including those in which PepsiCo owns an equity interest, were approximately $210.8 million, $213.0 million and $170.1 million in fiscal years 2008, 2007 and 2006, respectively. Our purchases from such other bottlers were $0.5 million, $0.3 million and $2.0 million in fiscal years 2008, 2007 and 2006, respectively.

Agreements and Relationships with Dakota Holdings, LLC, Starquest Securities, LLC and Mr. Pohlad

Under the terms of the PepsiAmericas merger agreement, Dakota Holdings, LLC ("Dakota"), a Delaware limited liability company whose members at the time of the PepsiAmericas merger included PepsiCo and Pohlad Companies, became the owner of 14,562,970 shares of our common stock, including 377,128 shares purchasable pursuant to the exercise of a warrant. In November 2002, the members of Dakota entered into a redemption agreement pursuant to which the PepsiCo membership interests were redeemed in exchange for certain assets of Dakota. As a result, Dakota became the owner of 12,027,557 shares of our common stock, including 311,470 shares purchasable pursuant to the exercise of a warrant. In June 2003, Dakota converted from a Delaware limited liability company to a Minnesota limited liability company pursuant to an agreement and plan of merger. In January 2006, Starquest Securities, LLC ("Starquest"), a Minnesota limited liability company, obtained the shares of our common stock previously owned by Dakota, including the shares of common stock purchasable upon exercise of the above-referenced warrant, pursuant to a contribution agreement. Such warrant expired unexercised in January 2006, resulting in Starquest holding 11,716,087 shares of our common stock. In February 2008, Starquest acquired an additional 400,000 shares of our common stock pursuant to open market purchases, bringing its holdings to 12,116,087 shares of common stock, or 9.7 percent, as of February 27, 2009. The shares held by Starquest are subject to a shareholder agreement with our company.

Mr. Pohlad, our Chairman and Chief Executive Officer, is the President and the owner of one-third of the capital stock of Pohlad Companies. Pohlad Companies is the controlling member of Dakota. Dakota is the controlling member of Starquest. Pohlad Companies may be deemed to have beneficial ownership of the securities beneficially owned by Dakota and Starquest and Mr. Pohlad may be deemed to have beneficial ownership of the securities beneficially owned by Starquest, Dakota and Pohlad Companies.

Transactions with Pohlad Companies

We own a one-eighth interest in a Challenger aircraft which we own with Pohlad Companies. SD&A expenses we paid to International Jet, a subsidiary of Pohlad Companies, for office and hangar rent, management fees and maintenance in connection with the storage and operation of this corporate jet in fiscal years 2008, 2007 and 2006 were $0.2 million, $0.1 million and $0.2 million, respectively.

23. Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows (in millions):

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Investments	Unrealized (Losses) Gains on Derivatives	Pension and Postretirement Liability Adjustment	Accumulated Other Comprehensive (Loss) Income
Balance, fiscal year end 2005	$ 12.3	$ 4.1	$ (2.4)	$(39.1)	$ (25.1)
Other comprehensive income (loss)	40.7	(4.1)	(0.9)	11.1	46.8
Balance, fiscal year end 2006	53.0	—	(3.3)	(28.0)	21.7
Other comprehensive income (loss)	66.6	(0.3)	0.6	10.2	77.1
Balance, fiscal year end 2007	119.6	(0.3)	(2.7)	(17.8)	98.8
Other comprehensive (loss) income	(305.4)	0.1	(17.2)	(53.2)	(375.7)
Balance, fiscal year end 2008	$(185.8)	$(0.2)	$(19.9)	$(71.0)	$(276.9)

Unrealized gains (losses) on investments are shown net of reclassifications into net income of $(2.5) million and $6.5 million in fiscal years 2007 and 2006, respectively. No material amount was reclassified into net income in fiscal year 2008. Unrealized (losses) gains on derivatives are shown net of reclassifications into net income of $(1.6) million, $0.8 million and $(0.8) million in fiscal years 2008, 2007 and 2006, respectively. Unrealized losses on pension and other postretirement costs in fiscal years 2008, 2007 and 2006 are shown net of reclassifications into net income of $0.6 million, $1.5 million and $2.3 million, respectively.

The income tax expense was not material to the unrealized gain on investments in fiscal year 2008. Unrealized gains on investments are shown net of income tax benefit of $0.2 million and $2.4 million in fiscal years 2007 and 2006, respectively. Unrealized (losses) gains on derivatives are shown net of income tax benefit (expense) of $7.5 million, $(0.3) million and $0.5 million in fiscal years 2008, 2007 and 2006, respectively. Unrecognized pension and postretirement costs are shown net of income tax benefit (expense) of $23.3 million, $(5.3) million and $(6.6) million in fiscal years 2008, 2007 and 2006, respectively.

24. Subsequent Events

In February 2009, we issued $350 million of notes with a coupon rate of 4.375 percent due February 2014. The securities are unsecured and unsubordinated obligations and rank equally in priority with all of our existing and future unsecured and unsubordinated indebtedness. Net proceeds from this transaction were $345.7 million, which reflected the discount reduction of $2.2 million and debt issuance costs of $2.1 million. The net proceeds from the issuance of the notes were used to repay commercial paper and for other general corporate purposes. The notes were issued from our automatic shelf registration statement filed May 16, 2006.

In March 2009, we gave notice of our intent to terminate our trade receivables securitization program. We believe that the program has become uncompetitive with alternate sources of capital to which we have access. Termination of this program will result in a $150 million increase in trade receivables and a comparable increase in debt on our Consolidated Balance Sheet. Termination of this program will result in a decline in net cash provided by operating activities of $150 million offset by a comparable increase in cash provided by financing activities on our Consolidated Statement of Cash Flows.

25. Selected Quarterly Financial Data (unaudited)

(in millions, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal Year 2008:					
Net sales	$1,098.7	$1,340.8	$1,327.5	$1,170.2	$4,937.2
Gross profit	$ 423.8	$ 546.8	$ 542.2	$ 468.8	$1,981.6
Net income	$ 24.7	$ 90.8	$ 73.1	$ 37.8	$ 226.4
Weighted average common shares:					
Basic	127.0	124.9	124.6	124.4	125.2
Incremental effect of stock options and awards	1.9	1.5	1.7	1.7	2.0
Diluted	128.9	126.4	126.3	126.1	127.2
Earnings per share:					
Basic					
Income from continuing operations	$ 0.19	$ 0.73	$ 0.66	$ 0.30	$ 1.88
Loss from discontinued operations	—	—	(0.07)	—	(0.07)
Total	$ 0.19	$ 0.73	$ 0.59	$ 0.30	$ 1.81
Diluted					
Income from continuing operations	$ 0.19	$ 0.72	$ 0.65	$ 0.30	$ 1.85
Loss from discontinued operations	—	—	(0.07)	—	(0.07)
Total	$ 0.19	$ 0.72	$ 0.58	$ 0.30	$ 1.78
Fiscal Year 2007:					
Net sales	$ 960.2	$1,198.9	$1,183.1	$1,137.3	$4,479.5
Gross profit	$ 384.2	$ 497.1	$ 483.9	$ 458.1	$1,823.3
Net income	$ 20.6	$ 78.0	$ 71.5	$ 42.0	$ 212.1
Weighted average common shares:					
Basic	126.2	125.7	126.6	127.9	126.7
Incremental effect of stock options and awards	1.8	1.9	2.4	2.6	2.5
Diluted	128.0	127.6	129.0	130.5	129.2
Earnings per share:					
Basic					
Income from continuing operations	$ 0.16	$ 0.64	$ 0.56	$ 0.33	$ 1.69
Loss from discontinued operations	—	(0.02)	—	—	(0.02)
Total	$ 0.16	$ 0.62	$ 0.56	$ 0.33	$ 1.67
Diluted					
Income from continuing operations	$ 0.16	$ 0.63	$ 0.55	$ 0.32	$ 1.66
Loss from discontinued operations	—	(0.02)	—	—	(0.02)
Total	$ 0.16	$ 0.61	$ 0.55	$ 0.32	$ 1.64

Quarterly and full year computations of basic and diluted earnings per share are made independently. As such, the summation of the quarterly amounts may not equal the total basic and diluted earnings per share reported for the year.

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PEPSIAMERICAS, INC.

EXHIBITS

FOR INCLUSION IN ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED JANUARY 3, 2009

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Restated Certificate of Incorporation (incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-64292) filed on June 29, 2001).
3.2	By-Laws, as amended and restated on December 14, 2006 (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on December 18, 2006).
4.1	First Supplemental Indenture dated as of May 20, 1999, including the Indenture dated as of January 15, 1993, between Whitman Corporation and The First National Bank of Chicago, as Trustee (incorporated by reference to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-8 (File No. 333-64292) filed on December 29, 2005).
4.2	Rights Agreement, dated as of May 20, 1999, between Whitman Corporation and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form 8-A (File No. 001-15019) filed on May 25, 1999).
4.3	Amendment, as of August 18, 2000, to the Rights Agreement, dated as of May 20, 1999, between Whitman Corporation and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-46368) filed on September 22, 2000).
4.4	Appointment of Successor Rights Agent, dated as of September 9, 2002 (incorporated by reference to the Company's Annual Report on Form 10-K (File No. (001-15019) filed on March 28, 2003).
4.5	Indenture dated as of August 15, 2003 between PepsiAmericas, Inc. and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-108164) filed on August 22, 2003).
4.6	PepsiAmericas, Inc. Salaried 401(k) Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-8 (File No. 333-64292) filed on December 29, 2005).
4.7	PepsiAmericas, Inc. Hourly 401(k) Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-8 (File No. 333-64292) filed on December 29, 2005).
4.8	Form of Debt Security (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on May 24, 2006).
10.1	Stock Incentive Plan, as amended through May 20, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on August 17, 1999).
10.2	PepsiAmericas, Inc. Deferred Compensation Plan for Directors, as Amended and Restated January 1, 2008.
10.3	PepsiAmericas, Inc. Executive Deferred Compensation Plan as Amended and Restated Effective January 1, 2003 (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on March 15, 2004).
10.4	PepsiAmericas, Inc. Supplemental Pension Plan, as Amended and Restated Effective January 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on March 15, 2004).
10.5	2000 Stock Incentive Plan, as amended through February 17, 2004 (incorporated by reference to the Company's Definitive Schedule 14A (Proxy Statement) (File No. 001-15019) filed on March 12, 2004).
10.6	PepsiAmericas, Inc. 1999 Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-46368) filed on December 21, 2000).
10.7	Pepsi-Cola Puerto Rico Bottling Company Qualified Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-46368) filed on December 21, 2000).
10.8	Pepsi-Cola Puerto Rico Bottling Company Non-Qualified Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-46368) filed on December 21, 2000).

Exhibit No.	Description of Exhibit
10.9	Form of Master Bottling Agreement between PepsiCo, Inc. and PepsiAmericas, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on March 25, 2002).
10.10	Form of Master Fountain Syrup Agreement between PepsiCo, Inc. and PepsiAmericas, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on March 25, 2002).
10.11	Amended and Restated Receivables Sale Agreement Dated as of May 24, 2002 among Pepsi-Cola General Bottlers, Inc., Pepsi-Cola General Bottlers of Ohio, Inc., Pepsi-Cola General Bottlers of Indiana, Inc., Pepsi-Cola General Bottlers of Wisconsin, Inc., Pepsi-Cola General Bottlers of Iowa, Inc., Iowa Vending, Inc., Marquette Bottling Works, Incorporated, Northern Michigan Vending, Inc., Delta Beverage Group, Inc. and Dakbev, LLC, as originators and Whitman Finance, Inc. as Buyer (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on August 11, 2004).
10.12	Amendment No. 3 to the Company's 2000 Stock Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on February 25, 2005).
10.13	Form of Restricted Stock Award under the Company's 2000 Stock Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on February 28, 2007).
10.14	Form of Restricted Stock Unit Award under the Company's 2000 Stock Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on February 28, 2007).
10.15	Form of Nonqualified Stock Option under the Company's 2000 Stock Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-36994) filed on May 12, 2000).
10.16	Form of Incentive Stock Option under the Company's 1999 Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on February 25, 2005).
10.17	Form of Restricted Stock Award under the Company's Revised Stock Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on February 25, 2005).
10.18	Form of Nonqualified Stock Option under the Company's Revised Stock Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on August 17, 1999).
10.19	Form of Stock Option Agreement under the Pepsi-Cola Puerto Rico Bottling Company Non-Qualified Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on February 25, 2005).
10.20	Form of Stock Option Agreement under the Pepsi-Cola Puerto Rico Bottling Company Qualified Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on February 25, 2005).
10.21	Form of Agreement for Separation and Waiver under the PepsiAmericas Severance Policy (incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-15019) filed on February 28, 2007).
10.22	Second Amended and Restated Shareholder Agreement by and between PepsiAmericas, Inc. and PepsiCo., dated September 6, 2005 (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on September 7, 2005).
10.23	Amended and Restated Shareholder Agreement by and between PepsiAmericas, Inc., Pohlad Companies and Robert C. Pohlad, dated September 6, 2005 (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on September 7, 2005).

Exhibit No.	Description of Exhibit
10.24	U.S. $600,000,000 Five Year Credit Agreement, dated as of June 6, 2006, among PepsiAmericas, Inc. as a borrower, certain initial lenders and initial issuing bank, JP Morgan Chase Bank, N.V., as a syndication agent, Bank of America, N.V. and Wachovia Bank, National Association, as documentation agents, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers, and Citibank, N.V., as agent for the lenders (incorporated by reference to the Company's 8-K (File No. 001-15019) filed on June 8, 2006).
10.25	Put and Call Option Agreement by and among PepsiAmericas, Inc., PepsiCo, Inc., Marina Bezzub and Agne Tumenaite dated as of June 7, 2007 (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on August 3, 2007).
10.26	Shareholder Agreement (Joint Venture Agreement) between PAS Luxembourg s.a.r.1. (PAS LuxCo) and Linkbay Limited (PepsiCo Cyprus) and Sandora Holdings, B.V. dated as of August 14, 2007.
10.27	Amended and Restated Stock Purchase Agreement by and among PepsiAmericas, Inc., PepsiCo, Inc., Igor Yevgenovych Bezzub, and Raimondas Tumenas dated as of August 17, 2007 (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on November 1, 2007).
10.28	Amended and Restated Stock Purchase Agreement by and among PepsiAmericas, Inc., PepsiCo, Sergiy Oleksandrovych Sypko, Olena Mykhailivna Sypko, Oleksiy Sergiyovich Sypko and Andriy Sergiyovich Sypko dated as of August 17, 2007 (incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-15019) filed on November 1, 2007).
10.29	Underwriting Agreement by and among PepsiAmericas, Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters, dated July 11, 2007 (incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-15019) filed on July 12, 2007).
10.30	Summary of the material terms of the PepsiAmericas, Inc. Annual Incentive Plan.
12	Statement of Calculation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of the Company.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Chief Executive Officer Certification pursuant to Exchange Act Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer Certification pursuant to Exchange Act Rule 13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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PEPSIAMERICAS, INC.

NON-GAAP FINANCIAL MEASUREMENTS
(unaudited and in millions, except per share data)

In addition to the GAAP results provided in this Annual Report to Shareholders, we have provided certain non-GAAP financial measurements, which include adjusted operating cash flow, adjusted return on invested capital and adjusted comparisons, including adjusted diluted earnings per share. Reconciliation from GAAP results to non-GAAP measurements and details of the adjustment items are presented in the tables below.

Our management, as well as certain investors, uses certain non-GAAP measures to analyze our current and future financial performance. These non-GAAP measurements do not replace the presentation of our GAAP financial results. These measurements simply provide supplemental information to assist our management and certain investors in analyzing our performance. We have provided this information to investors to enable them to perform meaningful comparisons of past, present and future performance and as a means to better understand the results of our core on-going operations.

Adjusted Operating Cash Flow. Adjusted operating cash flow is the primary measure that management uses to monitor our cash flow performance, and therefore, management believes this information is useful to investors. We define adjusted operating cash flow as our cash generated from operating activities of continuing operations, plus proceeds from the sales of property and equipment, less the impact of accounts receivable securitization, capital investments and net operating cash flows used in discontinued operations. The costs of acquisitions are excluded from the calculation.

Adjusted operating cash flow is a measure of cash that is available for financing and other investing activities, including discretionary distributions in the form of dividends, repurchases of our common stock, reduction of borrowings and reinvestments in our business, as well as non-discretionary expenditures. Such non-discretionary expenditures include mandatory debt service requirements and other contractual cash obligations relating to our advertising commitments and exclusivity rights, raw material purchase obligations and lease obligations. These contractual obligations are described in our Annual Report on Form 10-K. This non-GAAP measure is provided as supplemental information and should not be considered in lieu of the GAAP measures.

Adjusted operating cash flow can be defined as a formula as follows:

\+ Net cash provided by operating activities of continuing operations
− Impact of accounts receivable securitization
− Capital investments
\+ Proceeds from the sales of property and equipment
− Net operating cash flows used in discontinued operations
= Adjusted operating cash flow

Adjusted operating cash flow in any one year may be affected by investment initiatives or by the timing of routine cash receipts and disbursements. Our capital spending in fiscal year 2008 was $248.9 million. Our fiscal year 2008 adjusted operating cash flow was $249.8 million; this compares to adjusted operating cash flow of $187.7 million, $173.1 million, $246.7 million and $340.4 million in fiscal years 2007, 2006, 2005 and 2004, respectively.

PEPSIAMERICAS, INC.

NON-GAAP FINANCIAL MEASUREMENTS

(unaudited and in millions, except per share data)

The reconciliation to the most comparable U.S. GAAP measurement is calculated as follows:

	2008	2007	2006	2005	2004
Net cash provided by operating activities of continuing operations	$ 500.6	$ 433.5	$ 343.8	$ 431.8	$ 464.1
Accounts receivable securitization	—	—	—	—	(100.0)
Capital investments	(248.9)	(264.6)	(169.3)	(180.3)	(121.8)
Proceeds from the sales of property and equipment	7.5	29.2	9.7	5.3	4.5
Net operating cash flows used in discontinued operations	(9.4)	(10.4)	(11.1)	(10.1)	(6.4)
Adjusted operating cash flow	$ 249.8	$ 187.7	$ 173.1	$ 246.7	$ 240.4

The GAAP measures of cash flows from investing and financing activities for the periods presented above are presented in our Consolidated Statements of Cash Flows and are as follows (in millions):

	2008	2007	2006	2005	2004
Net cash used in investing activities	$(242.2)	$(920.4)	$(247.2)	$(580.6)	$(133.3)
Net cash (used in) provided by financing activities	$(162.1)	$ 585.9	$(103.1)	$ 198.6	$(316.1)

Adjusted Return on Invested Capital. Our adjusted return on invested capital ("Adjusted ROIC") is a measure of how effectively we allocate our capital in our core operations. We also use Adjusted ROIC as part of our initial capital spending and potential acquisition review processes to ensure that each capital dollar spent achieves a certain hurdle rate of return.

In calculating Adjusted ROIC, management excludes other expense, net, and loss from discontinued operations. Management excludes these items because we do not consider them to be components of Adjusted ROIC. Discontinued operations represent items that we do not consider to be a component of our ongoing core operations. Other expense, net of tax, is excluded from the Adjusted ROIC calculation, as this line item in the statements of income includes such items as realized and unrealized foreign currency transaction gains and losses, which we do not consider to be components of our Adjusted ROIC. The impact of these adjustments immaterially increases Adjusted ROIC in our three most recent fiscal years. There are limitations in the use of Adjusted ROIC due to the subjective nature of items excluded by management in calculating Adjusted ROIC. This non-GAAP Adjusted ROIC measure is provided as supplemental information and should not be considered in lieu of the GAAP measure. Management uses Adjusted ROIC to measure how effectively we are allocating capital in our core operations, and therefore, management believes this information is useful to investors.

We define Adjusted ROIC as follows:

- **Numerator (rolling 12 periods):**

  + Net income
  + Amortization expense
  + Interest expense, net of tax
  − Loss from discontinued operations, net of tax
  − Other expense, net of tax
  = ***Adjusted net operating profit after taxes***

PEPSIAMERICAS, INC.

NON-GAAP FINANCIAL MEASUREMENTS
(unaudited and in millions, except per share data)

- **Denominator (average 4 quarters):**

  \+ Total assets
  \+ Accumulated amortization
  − Cash
  − Current liabilities, excluding short-term debt
  − Other liabilities, excluding long-term debt
  = Adjusted average invested capital

- **Adjusted ROIC:**

Adjusted net operating profit after taxes / Average adjusted invested capital

For the fiscal years ended 2008, 2007 and 2006, we had an Adjusted ROIC of 8.0 percent, 7.8 percent and 6.7 percent, respectively. In fiscal years 2008, 2007 and 2006, Adjusted ROIC was negatively impacted by 30, 10 and 30 basis points from special charges. Excluding the impact of special charges, Adjusted ROIC was 8.3 percent, 7.9 percent and 7.0 percent in fiscal years 2008, 2007 and 2006, respectively. The reconciliation to the most comparable U.S. GAAP measurements for the numerator and denominator are as follows:

	2008	2007	2006
Calculation of adjusted net operating profit after taxes:			
Net income	$ 226.4	$ 212.2	$ 158.3
Amortization expense	7.3	6.6	1.2
Interest expense, net of tax	76.2	70.7	63.5
Loss from discontinued operations, net of tax	(9.2)	(2.1)	—
Other expense, net of tax	(5.5)	(0.4)	(7.1)
Adjusted net operating profit after taxes	$ 324.6	$ 292.0	$ 230.1
Calculation of adjusted invested capital:			
Total assets	$5,054.1	$5,308.0	$4,207.4
Accumulated amortization	271.1	263.8	257.3
Cash	(242.4)	(189.7)	(93.1)
Current liabilities, excluding short-term debt	(523.2)	(565.0)	(480.9)
Other liabilities, excluding long-term debt	(839.7)	(743.6)	(418.8)
Adjusted invested capital	$3,719.9	$4,073.5	$3,471.9
Adjusted average invested capital*	$4,058.9	$3,745.9	$3,421.4
Adjusted ROIC	**8.0%**	**7.8%**	**6.7%**

* Amounts represent the average of adjusted invested capital for each period-end for the four previous consecutive quarters of the fiscal year ends presented.

Adjusted Comparisons. In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for and summarized the nature of certain transactions or events. These adjustments relate to operating income, net income and diluted earnings per share. To calculate the adjusted comparisons, management has excluded the impact of the 53rd week, which reflects the impact of an extra week of operations in fiscal year 2008 financial statements due to an accounting convention, special charges relating to various restructuring initiatives and adjustments, the impairment of marketable securities and the gain on sale of non-core property.

Management believes that the adjusted comparisons provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to the ongoing core operations. Management believes these non-GAAP measures provide useful information to investors through the summarization of transactions

NON-GAAP FINANCIAL MEASUREMENTS

(unaudited and in millions, except per share data)

comparable with prior period results. These non-GAAP measures are provided as supplemental information, and should not be considered in lieu of the GAAP measures. There are limitations in the use of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.

These supplemental comparisons are consistent with the manner in which management internally reviews results of operations and evaluates performance in that management reviews the results of operations on both a GAAP basis and using adjusted comparisons. Management does not use the adjusted comparisons in lieu of the comparable GAAP measures, but rather uses the adjusted comparisons to supplement its review of operations.

We have provided the table below that summarizes the adjustments discussed above that impact comparability of fiscal years 2008, 2007 and 2006 (in millions, except per share data). Details of the adjustment items can be found on page 20 in our Annual Report on Form 10-K.

	Operating Income	Net Income	Diluted Earnings Per Share
Fiscal year 2008, as reported	$473.2	$226.4	$1.78
Impact of 53rd week	(8.9)	(5.7)	
Special charges and adjustments	23.0	18.0	
Fiscal year 2008, as adjusted	$487.3	$238.7	$1.88*
Fiscal year 2007, as reported	$436.1	$212.1	$1.64
Special charges	6.3	4.0	
Marketable securities impairment	—	2.5	
Gain on sale of non-core property	—	(6.5)	
Fiscal year 2007, as adjusted	$442.4	$212.1	$1.64*
Fiscal year 2006, as reported	$356.0	$158.3	$1.22
Special charges	13.7	8.6	
Marketable securities impairment	—	4.6	
Fiscal year 2006, as adjusted	$369.7	$171.5	$1.32

* Includes a $0.07 and $0.02 per share reduction related to discontinued operations for fiscal years 2008 and 2007, respectively. Thus, Adjusted EPS from continuing operations for fiscal year 2008 was $1.95, up 18 percent on a comparable basis.

PepsiAmericas: Board of Directors, Executive Officers, Shareholder Information

Board of Directors

Herbert M. Baum
Chairman, President and Chief Executive Officer, The Dial Corporation (Retired)
1, 3

Richard G. Cline
Chairman, Hawthorne Investors, Inc.
*2, 3,*** 4*

Michael J. Corliss
Chief Executive Officer, InvestCo Financial Corporation
1, 3

Pierre S. du Pont
Former Governor, State of Delaware
*1, 2,*** 4*

Archie R. Dykes
Director of various corporations
*2, 3, 4****

Jarobin Gilbert, Jr.
President and Chief Executive Officer, DBSS Group, Inc.
1,*** 2

James R. Kackley
Director of various corporations
1, 3

Matthew M. McKenna
President and Chief Executive Officer, Keep America Beautiful, Inc.
1, 2

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer, PepsiAmericas, Inc.

Deborah E. Powell, M.D.
Dean of the University of Minnesota Medical School
2, 3

Board Committees: 1 Audit | 2 Governance, Finance and Nominating | 3 Management Resources and Compensation | 4 Affiliated Transaction | ***Committee Chair

Executive Officers

Robert C. Pohlad
Chairman of the Board and Chief Executive Officer

Kenneth E. Keiser
President and Chief Operating Officer

Alexander H. Ware
Executive Vice President and Chief Financial Officer

G. Michael Durkin, Jr.
Executive Vice President, U.S.

James R. Rogers
Executive Vice President, International

Jay S. Hulbert
Executive Vice President, Worldwide Supply Chain

Anne D. Sample
Executive Vice President, Human Resources

Kenneth L. Johnsen
Senior Vice President and Chief Information Officer

Timothy W. Gorman
Senior Vice President and Controller

Andrew R. Stark
Vice President and Treasurer

Shareholder Information

PepsiAmericas Headquarters
4000 RBC Plaza
60 South Sixth Street
Minneapolis, MN 55402

Visit us on the web
www.pepsiamericas.com

Annual Meeting
Our annual meeting of shareholders will be held at 10:30 a.m. on May 7, 2009, at:
Four Seasons Hotel
120 East Delaware Place
Chicago, IL 60611

Investor Inquiries
Investors and securities analysts, please contact: 612-661-3830.

For corporate information, please contact: 847-598-3000.

For copies of annual reports, Forms 10-K and 10-Q and other PepsiAmericas publications, please contact: Investor Relations at our Headquarters, or call 612-661-3883.

These reports are also available via our website.

Independent Registered Public Accountants
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Electronic Access to PepsiAmericas' Proxy Statement, Annual Report and Form 10-K
PepsiAmericas offers shareholders access to its Proxy Statement, Annual Report and Form 10-K online as a convenient and cost-effective alternative to mailing the printed materials. To sign up for electronic delivery, please go to our website at www.pepsiamericas.com under Investors/electronic delivery enrollment.

Transfer Agent and Registrar
Communications about share transfer, dividend payments, changes of address and lost stock certificates should be directed to:

PepsiAmericas, Inc.
c/o Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
877-602-7611

email access via:
www.wellsfargo.com/shareownerservices

Direct Stock Purchase Plan
Wells Fargo Bank, N.A. provides the Shareowner Service Plus Plan for PepsiAmericas shareowners. You can purchase common stock and reinvest cash dividends without paying brokerage commissions and other fees on your purchases and reinvestments. For more information, call Wells Fargo Bank, N.A. at 877-602-7611 or visit the Investors section of www.pepsiamericas.com.

Legal Counsel
Briggs and Morgan, P.A.
2200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Market
New York Stock Exchange
Trading symbol: PAS

Certifications
Our Chief Executive Officer and Chief Financial Officer have filed the certifications required by the Sarbanes-Oxley Act of 2002 as exhibits to the attached Form 10-K.

Our Chief Executive Officer filed with the NYSE in 2008 the CEO certification required by Section 303A.12 of the NYSE listing standards without qualification. This certification stated that he is unaware of any violation by our company of NYSE corporate governance listing standards.

This publication contains many of the valuable trademarks owned and used by PepsiCo, Inc. and its subsidiaries and affiliates in the U.S. and internationally.

This report contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this report refer to our expectations regarding continuing operating improvement and other matters. These forward-looking statements reflect our expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance. Risks and uncertainties that could affect such performance are set forth under "Risk Factors" in the attached Form 10-K.


Mixed Sources
FSC

The papers, paper mills and printer utilized in the production of this Annual Report are all certified for Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests.

PepsiAmericas, Inc.
4000 RBC Plaza
60 South Sixth Street
Minneapolis, MN 55402

www.pepsiamericas.com

